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Follow-Up Materials

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REGISTRANT'S NAME Deutsche Lufthansa

*CURRENT ADDRESS

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PROCESSED
JUN 30 2003
THOMSON FINANCIAL

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FILE NO. 82- 4691 FISCAL YEAR 12-31-02

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OICF/BY: dlw

DATE : 6/24/03

Deutsche 82-4691

Lufthansa

Annual Report 2002



ARIS
03 JUN 10 AM 7:21 12-31-02


Thomas Cook
Lufthansa



Leisure Travel

Thomas Cook AG
Oberursel
50%* €303.7m

Condor Flugdienst GmbH
Kelsterbach
10%* €71.6m

IT Services

Lufthansa Systems Group GmbH
Kelsterbach
100% €20.5m

Lufthansa Systems Infratec GmbH
Kelsterbach
100% €10.0m

Lufthansa Systems Airlines Services GmbH
Kelsterbach
100% €2.0m

Lufthansa Systems Passenger Services GmbH
Kelsterbach
100% Mio. €2.0m

Lufthansa Systems Network GmbH
Hamburg
100%* €0.5m

Lido GmbH Lufthansa Aeronautical Services
Frankfurt/Main
100% €4.4m

Lufthansa Systems Berlin GmbH
Berlin
100% €1.0m

Lufthansa Process Management GmbH
Neu-Isenburg
100% €0.3m

Service and Financial Companies

Lufthansa Commercial Holding GmbH
Cologne
100% €101.6m

Amadeus Global Travel Distribution S.A.
Madrid
18.28%* €33.4m

Lufthansa Flight Training GmbH
Frankfurt/Main
100%* €20.5m

START AMADEUS GmbH
Bad Homburg
66% €9.3m

Delvag Luftfahrt-versicherungs-AG
Cologne
100%* €4.1m

Lufthansa AirPlus Servicekarten GmbH
Neu-Isenburg
48.8%* €10.0m

Autobahn Tank & Rast Holding GmbH
Bonn
31.04%* €10.0m

Opodo Ltd.
London
22.86%* €193.3m



Operating result*
€m
1,200
1,000
800
600
400
200
0
m 1998 1999 2000 2001 2002

Derivation see table "Operating result" on page 98

←← Operating result


Return on equity
in per cent
25
20
15
10
5
0
- 5
-10
-15
-20
m 1998 1999 2000 2001 2002

←← Return on equity

The list of subsidiaries and associates includes consolidated and non-consolidated (*) companies with their nominal share capital and the Lufthansa stake in per cent. As of 31 December 2002.

[1] Deutsche Lufthansa AG is the parent company of the Group, in which Lufthansa German Airlines operates passenger services as an independent business unit.

The Business Segments of the Lufthansa Group


Lufthansa
First Class

Passenger Business

Company	Share	Capital
Deutsche Lufthansa AG[1] Cologne		€976.9m
Lufthansa CityLine GmbH Cologne	100 %	€25.6m
Eurowings Luftverkehrs AG Nuremburg/Dortmund	24.9 %*	€30.0m
British Midland plc. Donington Hall	30 %*	GB£16.3m
Luxair Société Luxembourgeoise de Navigation Aérienne S. A. Luxembourg	13 %*	€13.8m
Air Dolomiti S.p.A. Linee Aeree Regionali Europee Ronchi dei Legionari	20.69 %*	€15.0m


WOW
D-ABYO

Logistics

Company	Share	Capital
Lufthansa Cargo AG Kelsterbach	100 %	€100.0m
Lufthansa Cargo Charter Agency GmbH Kelsterbach	100 %*	€0.1m
time:matters GmbH Kelsterbach	100 %*	€0.1m
Airmail Center Frankfurt GmbH Frankfurt/Main	40 %*	€0.3m



MRO

Company	Share	Capital
Lufthansa Technik AG Hamburg	100 %	€220.0m
Aircraft Maintenance and Engineering Corp. Beijing	40 %*	US$87.5m
Lufthansa Airmotive Ireland Holdings Ltd. Dublin	100 %*	US$27.1m
Shannon Aerospace Ltd. Shannon	50 %*	€37.8m
Hawker Pacific Aerospace Inc. Sun Valley	100 %	US$36.0m
AirLiance Materials LLC Des Plaines, Illinois	40.25 %*	US$15.0m
Lufthansa A.E.R.O. GmbH Alzey	100 %	€10.2m
HEICO Aerospace Holdings Corp. Hollywood, Florida	20 %*	US$36.0m
Lufthansa Technik Shenzhen Comp. Ltd. Shenzhen	70 %*	US$5.1m
Lufthansa Technik Budapest Kft. Budapest	85 %*	HUF1.3bn
Lufthansa Technik Malta Ltd. Malta		


SKY

Catering

Company	Share	Capital
LSG Lufthansa Service Holding AG Kriftel	100 %	€140.0m
LSG Sky Chefs Deutschland GmbH Frankfurt/Main	100 %	€30.7m
LSG Lufthansa Service Europa/Afrika GmbH Kriftel	100 %	DM50,000
LSG Sky Chefs Europe Holding Ltd. London	100 %	GB£42.5m
LSG Sky Chefs US Holding LLC Wilmington, Delaware	100 %	US$1.0m
LSG Sky Chefs LLC Dover, Delaware	100 %	US$284.0
SC International Services Inc. Dover, Delaware	100 %	US$270.4
LSG Lufthansa Service Asia Ltd. Hong Kong	100 %	HK$100.0

Lufthansa Group:
Key Data

		2002	2001	Change in per cent
Revenue	€m	**16,971**	16,690	1.7
of which traffic revenue	€m	**12,032**	12,253	-1.8
EBITDA	€m	**2,747**	1,448	89.7
EBIT	€m	**1,367**	-292	-
Profit/loss from operating activities	€m	**1,592**	-316	-
Net profit/loss for the period	€m	**717**	-633	-
Operating result	€m	**718**	28	-
Capital expenditure*	€m	**880**	2,979	-70.5
Operating cash flow	€m	**2,312**	1,736	33.2
Total assets	€m	**19,137**	18,206	5.1
Shareholders' equity	€m	**4,125**	3,498	17.9
Average number of employees		**94,135**	87,975	7.0
Staff costs	€m	**4,660**	4,481	4.0
Earnings/losses per share	€	**1.88**	-1.66	-
Dividend proposal per share	€	**0.60**	-	-

**Capital expenditure without equity.*

Previous year's figures not comparable due to changes in the group of consolidated companies.

Statements according to International Accounting Standards (IAS) taking account of the interpretations by the Standing Interpretations Committee (SIC).

Mission Statement of the Lufthansa Aviation Group

The Aviation Group – Motor of a Mobile Society

As an aviation group, we pursue activities in six strategic business areas: Passenger Business, Logistics, MRO, Catering, Leisure Travel and IT Services.

The basis for our activities is the management of international passenger and cargo flights, independently and with partner airlines. Europe is our home market.

In addition to air transport, we provide our customers with integrated solutions along the entire service chain by consistently harnessing synergy potential.

We also offer our skills in aircraft maintenance and overhaul, airline catering and IT services to external customers, worldwide.

Offering Best Performance – Creating Value – Setting Benchmarks

All our business areas make a significant contribution to sustainable value creation in the Group by focusing consistently on their core business. They all target on market leadership in their business segment.

Our corporate and business area portfolio is stable but not static. We judiciously anticipate changes in the business environment in which we operate, and adapt our portfolio to accommodate them.

We operate in the market under the core Lufthansa brand and other brands.

All those brands manifest our commitment to providing customers with a service noted for safety, reliability, punctuality, technical competence, quality, flexibility and innovation.

Shouldering Responsibility – Keeping a Balance

Service is our vocation. Our staff constitute our most important asset. As an attractive employer of present and future staff, we endeavour to offer our employees job security, good working conditions, career opportunities and convincing corporate ethics. Our staff honour that endeavour with customer-friendly service and thereby underpin future growth.

We are committed to creating sustainable value for our investors. The norms are set by the capital market. We aim at a performance level that stands as a benchmark for the European airline industry.

Business success does not rule out a corporate policy geared to sustainable development and care for the environment. We are fully committed to keeping a balance between them. Protecting the environment is therefore a prime corporate objective, to which we subscribe with total conviction.

Contents



Our employees played a key role in the remarkable result in 2002. They not only identified potential for reducing costs and implemented the necessary measures, but also accepted cuts in salary.

Page 38

All the consolidated business segments returned a better result than in the previous year and thus contributed towards the Group profit.

Page 48





Despite the crisis we continued to further develop our customer services – on the ground and in the air.

Page 23




Lufthansa
Hauptversammlung
2002

Corporate governance means responsible management geared to value creation. It also takes account of the shareholders' interests.

Page 14

Skilful capacity management and a rigorous cost-cutting programme laid the foundations for our success. For details, see the Management Report.

Page 92

Information for our shareholders



*Dipl.-Ing. Dr.-Ing. E. h.
Jürgen Weber
Chairman of the
Executive Board*

Ladies and Gentlemen,

The year 2002 failed to trigger the recovery in the global economy forecast earlier this year by many experts. An upswing is nowhere in sight, consumer confidence has eroded in the face of the rising number of jobless, and the desire to travel has been additionally depressed by terrorist attacks and the prospect of war in Iraq. All that has impacted the business activities of the Lufthansa Group. For the first time in company history, the Group's airlines have had to cope with declining traffic figures two years in a row.

In the present situation, therefore, I am all the more pleased to be able to present news of good results. The efforts put in by management and staff in adapting to the changed industry environment have paid off again. By quickly matching capacities to demand, through rigorous belt-tightening to keep costs down and thanks – not least – to the total commitment of the Lufthansa staff and their willing acceptance of restraints on pay, we have succeeded in returning an operating profit of €718m for the year 2002. That is €690m more than in the previous year and ranks us, worldwide, among the industry leaders. Especially gratifying, too, is the reduction in our net debt to €1.1 bn.

You, as shareholders, will share in the Group's success: at the Annual General Meeting, the Executive Board and the Supervisory Board will propose distribution of a per-share dividend of 0.60 euros. That in itself is a measure of our thanks for the confidence you continue to show in us in these difficult times.

The determination which we are investing in tight cost management is evidenced by the success of our D-Check efficiency improvement programme. By August 2002, we had already reached the year's target of €409m. By year-end, the programme had saved €909m. That does not mean that we will ease up our search for further potential to lower the Group's costs. Only in that way can we measure up to market requirements and successfully entrench the strong position we have in the airline business.

In spite of the industry crisis, we have maintained supply, quality and service on a high level; we have pressed ahead with innovative projects to sharpen our profile, the only way to set us apart from the competition. In mid-January, you may recall, we began trials with a new FlyNet broadband system on flights between Frankfurt and Washington, allowing passengers to surf the web and send and receive e-mails inflight. We plan to introduce Internet access on all our long-range Boeing 747-400, Airbus A330 and A340 aircraft in stages from mid-2004. The professional quality of the service will match the service that passengers have come to enjoy at home or in the office.

We took advantage of favourable market conditions to order ten Airbus A330-300 jetliners to expand our long-haul fleet. These aircraft are scheduled for delivery to Lufthansa next year. Back in December 2001, we put in anti-cyclical orders for 15 Airbus A380 super jumbos, which are to go into service from 2007.

Operations are due to start at the new Lufthansa Terminal at Munich Airport at the end of June. This is our first involvement in the construction and operation of an airport terminal. It will allow us to implement our own ideas on ground services to improve passenger comfort and ensure seamless service through an airport hub. Additionally, the new Lufthansa Terminal in Munich underlines our commitment to the Star Alliance and other airline partners, who will be housed with us in the new building.

Cooperation within the Star Alliance was given a fresh boost in 2002, a crisis year for the industry. To save on costs without diminishing passenger service, we are now sharing lounges and ground handling with other alliance airlines, and have taken further steps to coordinate our flight schedules. Moreover, three new partners will join and strengthen the alliance in the course of this year: Asiana Airlines from South Korea, LOT Polish Airlines and the Spanish carrier Spanair. We are saddened by the situation facing United Airlines, which has been hard hit by the crisis in the airline business. Our US partner has filed for protection from creditors under Chapter 11 of US bankruptcy law in a bid to emerge stronger from the crisis.

During the business year, the Lufthansa aviation group again demonstrated its strength. Lufthansa Technik expanded strongly in the MRO business and so did Lufthansa Systems in the IT market; both subsidiaries returned good results. Lufthansa Cargo struggled against a weak global economy and the resultant decline in demand for airfreight services, but nevertheless posted good results and retained its ranking in the world market. In the airline catering industry, LSG Sky Chefs made good progress towards recovery and returned a positive segment result.

In the 2003 business year, in which I will be at the helm only up to half term, geopolitical events will significantly impact developments at the Lufthansa Group. A variety of pressing challenges still face the airline industry. More than ever do they demand solutions such as I have advocated over the years and, on many occasions, brought to attention in the public domain. Europe's airspace is still fragmented, the expansion of Frankfurt Airport needs to be expedited. Both those problems require urgent attention so as not to prolong the delay in implementing the demand-driven development of Europe's air traffic infrastructure. We also need a new global air traffic regime to allow further steps to be taken towards greater liberalisation and fair competition within uniform industry conditions worldwide. Wolfgang Mayrhuber my successor will take up the challenge on all those issues. In the recent past, a number of new problems have arisen: the encroachment of no-frills carriers, the tax plans of the German government and, above all, the threat of war against Iraq with unforeseeable consequences for the world economy.

But be assured: all of us – management and staff – will not ease up. We will continue to respond flexibly and quickly to market changes to ensure that Lufthansa remains a good investment, a reliable partner and a dependable employer for shareholders, our customers and the staff. Those aims will be pursued unreservedly by my successor Wolfgang Mayrhuber, whose capabilities and leadership qualities I have come to appreciate in many years of working together for Lufthansa. He led the team which rescued the Group from its greatest crisis and laid the foundations for its successful development in the 1990s. He will also succeed – of that I am sure – in successfully shaping Lufthansa's future.

I thank you for the trust you have invested in us this year. On the same note, I ask you maintain your confidence in our ability to keep the Group on an even keel in these difficult times.

J. Weber

Jürgen Weber
Chairman of the Executive Board of Deutsche Lufthansa AG




Dipl.-Ing. Dr.-Ing. E. h.
Jürgen Weber
Chairman of the Executive Board
and Chief Executive Officer



Wolfgang Mayrhuber
Deputy Chairman of the Executive Board
Chief Executive Officer Passenger Airlines



Dr. Karl-Ludwig Kley
Member of the Executive Board
Chief Financial Officer



Stefan Lauer
Member of the Executive Board
Chief Executive Human Resources

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber
has been Chairman of the Executive Board of Deutsche Lufthansa AG since 1991. Under his leadership the company emerged from the crisis it faced in the early 1990s and the state-owned airline was transformed into an aviation group. Important milestones on that path, besides the full privatisation of Lufthansa, were the establishment of a corporate structure and the founding of the Star Alliance. Today Lufthansa is one of the best-positioned and financially healthiest airlines in the world.
At the Annual General Meeting on 18 June Jürgen Weber (62) will be proposed for election to the Supervisory Board and then hand over his executive responsibilities as CEO and Chairman to Wolfgang Mayrhuber.

Wolfgang Mayrhuber
was appointed to the Lufthansa Executive Board on 1 January 2001 with responsibility for Lufthansa's passenger airlines. Since April 2002 he has been Deputy Chairman of the Executive Board. In December 2002 he was named as the successor to Jürgen Weber. Wolfgang Mayrhuber (56) joined Lufthansa in 1970 as an engineer in the Technical Division in Hamburg, where he rose to the position of Technical Director. He led the rehabilitation team that enabled Lufthansa to achieve the turnaround in the 1990s. Prior to his appointment to the Lufthansa Executive Board, Wolfgang Mayrhuber was Chairman of the Executive Board of Lufthansa Technik AG, and was largely responsible for that company's evolution into the world's leading provider of MRO services.



Dr. Karl-Ludwig Kley
has been Chief Financial Officer and a member of the Executive Board of Deutsche Lufthansa AG since 1998. Prior to his appointment, he held various positions at the pharmaceuticals group Bayer AG, where he was latterly in charge of Corporate Finance and Investor Relations. Before that Karl-Ludwig Kley, who has a doctorate in law, had held the post of CFO at Bayer Japan Ltd. in Tokyo and had headed the pharmaceuticals division at Bayer S.P.A. in Milan. In 1999 Karl-Ludwig Kley (51) introduced the principle of value-based management at the Lufthansa Group.

Stefan Lauer
has been Chief Executive Human Resources and Labour Director at Deutsche Lufthansa AG since 1 August 2000. Lauer, a trained lawyer, joined Lufthansa in 1990 to take charge of management support and advancement. In 1991 Jürgen Weber appointed him manager of the central office of the Chairman of the Executive Board. In 1994, Stefan Lauer assumed the position of Senior Vice President Corporate Strategy. Three years later, he joined the Lufthansa Cargo Executive Board with responsibility for marketing and sales, prior to his appointment as Executive Board chairman in 2000. He retained this position until he was appointed to the Lufthansa Executive Board – initially as a deputy member, and then as a full member in May 2000.

50 Years of Lufthansa





1950s

1951: Hans M. Bongers, the operations manager of Lufthansa's pre-war counterpart, is commissioned to advise the federal government on the establishment of a commercial aviation system in Germany. The "Büro Bongers" (Bongers Office) is set up – and forms the nucleus of the new Lufthansa.

1953: On 6 January the "Aktiengesellschaft für Luftverkehrsbedarf" (Luftag) is founded in Cologne. In June and September orders are placed for the first aircraft. In November the first regular refresher courses for pilots and navigators begin.

1954: The Annual General Meeting endorses the renaming of the company as Deutsche Lufthansa AG to reflect the airline's tradition.

1955: On 1 April Lufthansa resumes scheduled operations, initially on domestic routes. In May the first European flights take off; in June the first transatlantic services are launched with flights to New York.

1960s

1960: Lufthansa enters the jet age on 17 March 1960. The first Boeing 707 with the crane emblem on its tailfin takes off.

1965: Lufthansa posts its first positive annual result. The company returns a profit of DM36.9m for the 1964 financial year.

On 20 July new shares are issued totalling DM400m. The federal government does not fully exercise its right to buy further equity, thus allowing private investors to buy into the company. The interest is so great that that shares have to be allocated.

1966: Lufthansa shares are traded on the German stock market.

In April Lufthansa merges its inflight catering operations into Lufthansa Service GmbH.

1968: As the launching customer, Lufthansa is the first airline to deploy the Boeing 737. Lufthansa had initiated the construction of this aircraft, which would become the world's most popular jetliner.

1969: Lufthansa pays its first dividend and issues preferred bearer shares. This enables the company to raise capital, without affecting the government's voting rights.

1970s

1970: The first Boeing 747 enters scheduled service with Lufthansa. With its seating capacity, the aircraft revolutionises air travel and opens up scheduled flights to leisure travellers. In 1972 Lufthansa becomes the first airline in the world to deploy an all-cargo version of the jumbo.

For the first time Lufthansa staff participate in the company's profits, and can opt between a cash payment and shares.

1971: Lufthansa opens a cargo centre at Frankfurt Airport; air cargo gains in importance.

1973: Lufthansa amalgamates its sales-oriented subsidiaries into a new company, Lufthansa Commercial Holding GmbH.

1972-77: The 1970s are characterised by the oil crisis and hijackings by Palestinian terrorists. Lufthansa is not spared: the situation comes to a head in 1977 with the hijacking of the Boeing 737 "Landshut". The hostages are set free when the aircraft is stormed by Germany's GSG 9 special forces.

1980s

1982: The Lufthansa Cargo Center opens at Frankfurt Airport.

1983: As one of the launching customers, Lufthansa accepts delivery of the first Airbus A310s.

1987/1989: The federal government does not participate in the further capital increases of DM300m in 1987 and DM310m in 1989, thereby reducing its stake in the company to 65.4 and subsequently 51.6 per cent.

1988: Lufthansa adopts a new corporate identity. The fleet is given a new livery, and the aircraft cabins, the city offices and airport lounges are redesigned.

1990s

1990: Lufthansa Airport and Ground Services GmbH is founded. Lufthansa merges its stakes in handling services into the new company, which is renamed GlobeGround GmbH in 1998.

1992: At the end of the Gulf War Lufthansa is mired in crisis. A restructuring programme realises cost savings of €59m and a fundamental reorganisation of the company begins.

1993: The frequent flyer programme Lufthansa Miles & More is introduced. Germany and the United States conclude a new bilateral aviation agreement. Lufthansa signs a comprehensive cooperation agreement with United Airlines. Lufthansa becomes the first airline in the world to deploy the Airbus A340.

1994: Through a capital increase the government's stake is further diluted to 35.7 per cent. Prior to that, Lufthansa had withdrawn from the state-funded VBL pension scheme and transferred entitlements to the company's own pension plan.

Lufthansa achieves the turnaround and after three loss-making years returns to profitability.

1995: Lufthansa's restructuring is complete. The business areas Logistics, MRO and IT Services now operate as fully autonomous subsidiaries. The aviation group is born.


Die Aktie der Lufthansa.
Börsenereignis 97.
Perspektiven
Lufthan

1996: All Lufthansa preference shares are converted into ordinary bearer shares and their face value is reduced to DM5 per share.

1997: Lufthansa, United Airlines, SAS, Thai Airways and Air Canada form the Star Alliance, the world's first multilateral airline alliance. In the autumn Varig becomes a member. On 13 October the government sells its remaining stake in Lufthansa, thereby completing the full privatisation of the company. Prior to this Lufthansa shares had been converted into registered shares with restricted transferability in conformity with the Aviation Compliance Documenting Act. In order to retain its bilateral air traffic rights the company must be able to prove that the majority of shares are in German ownership.


STAR ALLIANCE

1998: Lufthansa and Karstadt merge their leisure travel activities into C&N Touristic AG. After taking over Thomas Cook UK the company is renamed Thomas Cook AG in 2002.

In 1998 the Lufthansa Group posts an operating profit of €1.1 billion, the best result in the company's history.

1999: The Group is strategically realigned. It is now an aviation group encompassing seven strategic business segments – Passenger Business, Logistics, MRO, Catering, Leisure Travel, Ground Services and IT Services.

2000–2002

2000: The Star Alliance grows: the new members are Air New Zealand, ANA All Nippon Airways, Singapore Airlines, the Austrian Airlines Group, British Midland and Mexicana. Great strides are made in harmonising services thanks to the institution of Star's own corporate structure with a CEO.

2001: Lufthansa acquires a stake in the regional carrier Eurowings. Together with SAS Cargo and Singapore Airlines Cargo, Lufthansa Cargo forms the freight alliance WOW, which Japan Airlines Cargo joins in the summer of 2002. The LSG Holding acquires the remaining stake in the LSG Sky Chefs group USA. Lufthansa sells its ground handling subsidiary Globe Ground GmbH.

The terrorist attacks of 11 September lead to a sharp drop in the worldwide demand for air travel and in airline revenues. Lufthansa responds to the slump in earnings by pursuing an extensive cost and capacity management strategy. The company succeeds in returning a positive operating result of €28 million.

2002: Lufthansa Cargo sells its 25 per cent stake in DHL International to Deutsche Post World Net.



The Lufthansa Group

Our core mission is to focus on customer orientation, create sustainable value for our shareholders, provide good working conditions for our employees and care for the environment. In this section we report on our achievements.

Responsible leadership and supervision of a company focused on the long-term creation of value pursuant to the recommendations of the German Corporate Governance Code is of critical importance in the Lufthansa Group.

Corporate governance standards in the Lufthansa Group

Internationally, the term "corporate governance" is used to refer to the establishment of structures and processes which lead to the proper and responsible management, administration and supervision of companies. In recent years, international standards have been developed which specifically take the interests of the shareholders into account. Transparent presentation of a company and its business development promotes the comparison of companies worldwide and increases the trust of the investors and other providers of capital.

The purpose of the German Corporate Governance Code, which was developed by a government commission in February 2002, is to make the corporate governance system transparent and comprehensible. In addition to the key existing German regulations, this Code is centred on internationally and nationally recognised standards for sound and responsible corporate management. It also clarifies the rights of shareholders. To ensure the trust of the international and national shareholders, of customers, of employees and of the public in the management and supervision of publicly traded German companies, the act stipulates that the Executive Board and the Supervisory Board of every listed company issue an annual statement declaring the extent to which the company is in compliance with the recommendations of the German Corporate Governance Code.

Corporate governance at Lufthansa

At the Lufthansa Group responsible and open corporate management, focused on sustainable value creation and cognizant of the rights of shareholders, is guaranteed by means of efficient corporate structures and processes. We have always placed emphasis on openness and clarity in our corporate communications. This is essential if we are to maintain and increase the confidence that our investors, our employees and the general public place in Lufthansa.

The Lufthansa Group operates as a global aviation company with headquarters in Cologne. Thus, the German Stock Corporation, Codetermination and Capital Markets acts, as well as our Articles of Association and the Corporate Governance Code implemented to meet Lufthansa's specific requirements form the foundation for the management and supervisory structure of the Group. In fact, extensive adaptation of our structures to the Code was not necessary.

Lufthansa's Declaration of Compliance

At their meeting on December 4, Lufthansa's Executive Board and Supervisory Board adopted the following declaration of compliance:

The Executive Board and the Supervisory Board of Deutsche Lufthansa AG declare – in accordance with section 161 of the German Stock Corporation Act (AktG) –


Supervisory Board
Executive Board
Corporate control functions and service functions
Lufthansa German Airlines
Strategic Business Segments
Passenger Business
Logistics
MRO
Catering
Leisure Travel
IT Services
Deutsche Lufthansa AG1)
Lufthansa Cargo AG
Lufthansa Technik AG
LSG Sky Chefs Group
Thomas Cook AG
Lufthansa Systems Group GmbH
Service and Financial Companies

1) *Deutsche Lufthansa AG is the parent company, in which Lufthansa German Airlines operates as an autonomous unit.*

that Lufthansa will comply with the recommendations of the Government Commission on the German Corporate Governance Code.

However, Code provisions regarding separate remuneration for the members and the Chairman of the Supervisory Board's committees have not been implemented. In addition, an age limit for the Supervisory Board members must be established. To address this, the Executive Board and the Supervisory Board will make proposals to the shareholders at the next Annual General Meeting on 18 June 2003 in Cologne and subsequently amend the Lufthansa Articles of Association to reflect the relevant regulation.

Beyond this exception, Lufthansa is largely in compliance with the recommendations of the Code.

Management and corporate structure

Lufthansa is a publicly traded German company which operates under a dual management system, as is customary in Germany.

The Executive Board is independently responsible for the management of the company. The Supervisory Board appoints, supervises and advises the Executive Board.

The Lufthansa Group is active in six strategic business segments. Its core business is the provision of air transport in the three segments Passenger Business, Logistics and Leisure Travel. The other three segments – MRO, Catering and IT Services – provide support services for the air transport business. The Company's strategic goal is to secure the strong market position of the Lufthansa Group in the long term and to expand the aviation group.

Lufthansa AG is the parent company and, at the same time, with the passenger airline, the largest single operating unit within the Group. Lufthansa's Executive Board manages the entire Group through its central functions: Chief Executive, Finance, Human Resources and Passenger Business divisions. Inter-company agreements regulate the relationships between the Group companies. Moreover, an executive management team, consisting of the Executive Board and the senior managers of the most important Group companies, coordinates the business of the company. The course for successive planning periods is set at Group strategy meetings, while the investment committee monitors compliance with the investment policies and the participation committee monitors compliance with Group policies regarding mergers, acquisitions and business disposals.

Each individual company in the Group is responsible for its own business operations and profitability. Each company reports regularly to the Group's Executive Board. In addition, each company is monitored by its own supervisory board, which includes members of the Group's Executive Board.

Risk management

An integral part of corporate management involves managing risks and opportunities. The early detection risk system/risk management system consists of numerous modules, which are embedded in the organisational structure and workflow processes of the Group and its individual operating companies. The risk management committee develops the risk policies and monitors their compliance. The committee initiates necessary audits by the internal audit department. All potential financial and portfolio risks are documented on a continuously updated risk chart and categorised according to the probability and severity of each potential loss. Lufthansa regularly documents the measures which have been adopted for the early recognition, limitation and control of these risks.

The experience gained from the events of 11 September 2001 and their aftermath have validated the effectiveness of the existing risk management system. Risk analysis as well as strategies to limit and control risks are incorporated into the strategic planning process and tie into the overall Group planning process. The independent auditing company PwC Deutsche Revision AG audited Lufthansa's early detection risk system. PwC noted that the system was fully in compliance with the best-practice principles for such systems (further information regarding risk management can be found in the Management Report on page 102).

Shareholders and the Annual General Meeting

The German Stock Corporation Act regulates the fundamental rights of shareholders. It is the responsibility of the Annual General Meeting to elect the Supervisory Board, to appoint the external auditors and to approve certain corporate decisions.

Lufthansa has for a number of years published the agenda of the Annual General Meeting, any counter proposals that have been put forward, as well as any relevant reports, on the Group's Internet site, thereby ensuring that all interested parties have equal access to pertinent information. At the 2002 Annual General Meeting, Lufthansa for the first time enabled shareholders to register their votes online or to vote in absentia through a proxy representative nominated by the Company. Our shareholders could also follow considerable parts of the Annual General Meeting on the Internet.

Cooperation between the Executive Board and the Supervisory Board
The Executive Board and the Supervisory Board collaborate closely for the benefit of the Company. The Executive Board determines the strategic direction of the Company in coordination with the Supervisory Board and discusses the implementation of corporate strategies. The Executive Board informs the Supervisory Board on a regular and timely basis and in detail about business developments, earnings, return on investment, as well as risk exposures and risk provisioning. Certain business transactions need to be approved by the Supervisory Board (for further information, see the report of the Supervisory Board on page 82 of this Annual Report).

To guarantee open discussions between the Executive Board and the Supervisory Board, it is of utmost importance to maintain confidentiality. All members of both boards ensure that their respective authorised subordinates comply with the same level of confidentiality. Since the members of both boards are personally liable for damages resulting from the negligent breach of their fiduciary responsibilities, Lufthansa has purchased directors and officers insurance (so called "D&O insurance") with appropriate deductibles for the Executive Board members and Supervisory Board members.

Executive Board
The Executive Board is independently responsible for the management of the Company. The Board develops the corporate strategies, coordinates them with the Supervisory Board and is responsible for implementing them in order to ensure the continued growth in value of the Company. In addition, the Board is responsible for monitoring the Group companies' compliance with legal requirements and for ensuring appropriate risk management and controls.

Internal regulations within the Lufthansa Group determine the division of duties among the Board members and cooperation between them. Remuneration of the Executive Board members is determined by the Managing Committee of the Supervisory Board. Since the beginning of 2001, Lufthansa has implemented a variable form of remuneration, based on share price performance, for its most senior managers. Members of the Executive Board receive a variable form of performance-related remuneration based on the Group's operating result. The remuneration of the Executive Board is categorised according to fixed and variable components in the Notes to the Consolidated Financial Statements in the Annual Report. In addition, the Lufthansa Executive Board members have been participating in a stock option programme called LH-Performance since September 2002.

In the execution of their duties, the members of the Executive Board are obliged to avoid conflicts of interest. The Supervisory Board must be informed of any conflicts that may occur. The Board ensures that the Company's best interests always take precedence. Appointments, re-appointments and the extension of contracts of Executive Board members who will pass their 60th birthday are traditionally made only until their 62nd birthday. Once a renewed contract expires, it can only be extended for one more term.

Supervisory Board

The task of the Supervisory Board is to advise and supervise the Executive Board and to appoint and dismiss members of that Board. The Supervisory Board's approval must be obtained for certain business transactions as determined by internal regulations, such as the establishment of a new corporation, the acquisition of shareholdings in an existing company and the sale or investment in aircraft and other fixed assets for €25m or more. The board members keep the contents of meetings and proprietary business matters concerning the company confidential.

The Lufthansa Supervisory Board consists of 20 members with voting rights. One half of the members represent the shareholders, the other half represent the employees. The shareholder representatives on the Supervisory Board are elected every five years at the Annual General Meeting, based on a list of nominees submitted by the incumbent board. The election of the employee representatives complies with the co-determination laws. The members of the Supervisory Board elect a chairman and vice-chairman from their ranks. Should a stalemate occur, the vote of the Supervisory Board chairman in the second round is accorded double weight. The term of office of the present Supervisory Board expires on 18 June 2003 at the end of the Annual General Meeting.

The Lufthansa Supervisory Board has set up three committees – the Managing Committee (Personnel Committee), the Arbitration Committee and the Audit Committee. The Chairman of the Supervisory Board chairs the Managing Committee and the Arbitration Committee pursuant to section 27, paragraph 3 of the Co-Determination Act (MitBestG), while a member of the Supervisory Board is elected to chair the Audit Committee. A list of the Supervisory Board members can be found on page 168 of this Annual Report.

The Supervisory Board has adopted rules of procedure. Remuneration of the members of the Lufthansa Supervisory Board is approved at the Annual General Meeting and is incorporated into the Articles of Association. The fixed and variable components of the compensation are disclosed in the Notes to the Consolidated Financial Statements of this year's Annual Report.

Until the present time, the Chairman and members of the Supervisory Board's committees have not been compensated separately. The Executive Board and the Supervisory Board will propose at the Annual General Meeting on 18 June 2003 a change to the Articles of Association to include an appropriate provision in this regard. There will also be a paragraph in the Articles of Association establishing age limits for those nominated to the Supervisory Board: In principle, no individuals should be nominated to the Board who have already completed their 70th year.

Supervisory Board members are also obliged to avoid conflicts of interest or at least to disclose them. The Supervisory Board debates the effectiveness of its activities at an annual plenary session on a rotational basis.

Accounting and the year-end audit
Lufthansa's Annual Report and the interim reports are prepared according to the International Accounting Standards (IAS). We initiated this for the 1998 fiscal year to meet the requirements of investors and financial markets for improved disclosure of companies active in the international marketplace. The Consolidated Financial Statements contain information about the LH-Performance stock option programme (see page 146).

Moreover, separate year-end financial statements for Deutsche Lufthansa AG are published in accordance with the German Commercial Code (HGB), which is relevant for taxation and the payment of dividends. Lufthansa issues quarterly interim consolidated financial statements 45 days after the end of each reporting period which contain all the necessary data. The annual result and proposed dividend payouts are announced publicly 90 days after the end of the financial year. Detailed figures are then accessible on the Internet at www.lufthansa-financials.com.

The Supervisory Board authorises the external auditor elected by the Annual General Meeting to conduct the annual audit. He sets the auditing schedule, determines the auditor's fee and ascertains that the auditor has no conflicts of interest. The Supervisory Board has instructed the external auditor to immediately notify the Board if, during the audit, he/she discovers any misrepresentations in the statement of the German Corporate Governance Code submitted by the Executive Board and the Supervisory Board.

Transparency (Disclosure)
Lufthansa keeps investors, analysts and the public informed about the Group on an equal basis. Consequently, annual reports and interim reports, general informational documents and the financial calendar are accessible on the Internet. This applies also to the agenda, counterproposals and comments from management when the notice of meeting of the Annual General Meeting has been published. The results of the voting process are made public immediately on the Internet at the end of the Annual General Meeting.

Whenever quarterly and annual results are released Lufthansa holds analyst and press briefings or conference calls to disclose information to the capital markets and the general public. Regularly scheduled meetings with investors and financial analysts ensure the continuous exchange of information with the financial marketplace.

New developments that could influence the value of Lufthansa shares on the stock market are disclosed immediately in ad hoc releases in accordance with section 15 of the German Securities Trade Act (WpHG). This information is made public immediately on the Internet. The purchase and/or sale of Lufthansa shares on the stock market, options or other derivative products by Executive Board and Supervisory Board members and their family members (Directors' Dealings) are disclosed immediately on the Internet site when the amount exceeds the minimum level of €25,000 during a 30-day period. In the Notes to the Consolidated Financial Statements, we detail the ownership of shares, including options or derivatives, for each Executive Board member and each Supervisory Board member only if the total is greater than one per cent of the total shares issued by the company.

We publish all information simultaneously in English in order to treat international investors fairly by providing them with the identical access to information as German investors.

Since 2000 the Lufthansa Group has been run according the principles of value-based management, which is founded on the concept of Cash Value Added (CVA). In the year under review, the Group achieved a positive CVA of €0.4bn.

Lufthansa strategy focused on increasing the value of the Group

The Lufthansa Group's strategy is to deliver sustainable, value-enhancing growth. This means that increasing the value of the Group has the highest priority in all Group activities. Investments, acquisitions or on-going projects are only undertaken or continued if their return is greater than the cost of the invested capital. This principle also applies in times of economic difficulty. Only by focusing on value-creating concepts are we able to safeguard and enhance Lufthansa's appeal to the financial market. In our business, which is heavily influenced by economic conditions and geopolitical developments, this is of critical importance and represents a vital and distinctive criterion that sets our Group apart from many competitors.

Calculation of CVA
in 2002


3
2
1
0
bn
Hurdle Cash flow after taxes (Interest/capital reproduction factor)
CVA €0.4bn
EBIDA*plus* (actual cash flow after taxes)

In the Lufthansa Group the CVA is calculated from the actual cash flow after taxes less a minimum cash flow (hurdle). The EBIDAplus – earnings before interest, depreciation and amortisation plus the net change in retirement benefit obligations less exceptional amortisation charges – is used as the relevant cash flow figure.

Since the beginning of the year 2000, the entire Lufthansa Group has been managed according to the principles of value-based management, utilising the so-called Cash Value Added (CVA) concept. The CVA metric shows the absolute value-added contribution that the Group achieves during a particular period of time.

In the highly cyclical airline industry, a comparison of the changes in the value-added contribution limited to a two-year period is not meaningful. Such a comparison conveys an inaccurate picture of the Group's performance or leads to misinterpretations. The absolute magnitude of the data is more meaningful than an analytical comparison with the data of the previous year.

CVA is calculated from the actual cash flow after taxes, less a minimum cash flow (hurdle). The Lufthansa Group uses EBIDA*plus* (= earnings before interest, depreciation and amortisation plus the net change in retirement benefit obligations) as its relevant cash flow figure.

To determine the minimum cash flow (hurdle) generated by the capital allocated to operations, the cost of capital and the returns to capital have to be calculated. The cost of equity is calculated by applying the Capital Asset Pricing Model (CAPM). The cost of debt is the result of the average actual interest rate paid by the Lufthansa Group. The cost of equity and the cost of debt, in turn, are used to calculate the weighted average cost of capital (WACC). Our target is a capital structure of 50:50. For 2002 we established a new set of parameters, adjusted for the changed economic conditions, to calculate the weighted average cost of capital. The following WACCs are now applied to the Group and the individual Group subsidiaries:

Cost of capital (WACC)
for the Group and the individual business segments in per cent

WACC	2002
Group	8.7
Passenger Business	8.7
Logistics	9.0
MRO	8.5
Catering	7.9
IT Services	9.0

In order to ascertain whether capital expenditures for production facilities at the end of their useful lives were justified, the capital reproduction factor has to be considered as well. This factor shows what percentage of the depreciated capital base must be recovered annually, on average, over the life of the asset in order to accumulate the value equal to its original acquisition price.

The Group's capital base includes the shareholder equity as well as interest-bearing borrowings. The calculation of the capital base rests on the Group's assets. Over the entire depreciation period, assets are included in the capital base at historical cost – not at the current book value.

Thus, in contrast to most performance measurements – for example, Economic Value Added (EVA), – this concept avoids incurring an increase in value caused solely by a reduction in the capital base, attributed to depreciation. Above all else, this advantage in the performance measurement was the reason Lufthansa decided to utilise the CVA concept.

In the year under review we made significant amendments to the concept of capital market-oriented management for the Group. Lufthansa now employs a consistent and defensible value-management system for the Group as a whole and at the various business segment levels.

Substantial progress has been made in the identification of key value drivers and in the integration of the planning processes. An essential element is also that the incentive system for executives is linked to the achievement of CVA. We also included the CVA concept in our internal communications throughout the Group and in our training programmes.

In the planning process, the CVA objectives for all planning cycles are now clearly defined. This starts with strategic planning, runs through the medium-term planning process and forms a component of the annual budget.

To obtain realistic results, all Group companies have developed corporate models which link CVA to the individual value drivers of the key product segments of a business sector. Thus, not only the cash-flow target is employed as the minimum goal but also a segment's specific minimum CVA.

Value creation (CVA)
of the Lufthansa Group and the individual business segments in €m

CVA	2002	2001	2000
Group	**404**	-628	588
Passenger Business	**77**	-217	114
Logistics	**510**	-90	151
MRO	**114**	34	15
Catering	**-229**	-423	7
IT Services	**37**	34	8
Service and Financial Companies	**29**	30	371

The reporting structure that applies both to the Group and to each business segment enables the ongoing monitoring of the financial results and the consistent focus on the operative value drivers.

Effective implementation of the value-based management philosophy presupposes a high level of identification with the key value drivers as well as broad awareness among all the employees and especially among the management team. The Lufthansa School of Business has trained eight teachers, who will familiarise our colleagues throughout the entire Group with the fundamentals of the value-based management concept. In addition, Lufhansa has developed an airline-specific corporate simulation model called "ValueLine" which conveys the notions, correlation and effects of the value-based management concept in an understandable and practical manner. By the end of the year, after the implementation phase during 2002, approximately 220 employees, including members of senior management, participated in this seminar. For 2003, plans call for the training of an additional 1,000 colleagues.

In 2003, another essential building block will be launched to promote value-based decision-making behaviour – the LH-Bonus programme. It supplements the share performance programme for senior management and ties the performance-related variable compensation to the creation of value for the Group. Starting in 2003, up to 60 per cent of the income of the board members and top executives depends on both: Group CVA and the CVA of the relevant business segment. A bonus/penalty provision stipulates that those who exceed their targets will receive additional bonuses, and those who do not meet their defined performance thresholds will not receive any bonus.

In 2000 the Group showed a cash value added (CVA) of €0.6bn after taxes. In 2001, which was a difficult year, we were not able to achieve a positive CVA, which stood at -€0.6bn.

The Lufthansa Group achieved a positive CVA of €0.4bn in 2002 despite the weak economic climate. This reaffirmed the Group's strategy. The performance of the individual business segments varied widely. The best results came from the Logistics and MRO business segments.

Despite the crisis, we continued to offer high-quality products and services in all our business segments, and pressed ahead with innovative projects. Lufthansa Technik and IT Services further expanded their customer base.

High-speed inflight Internet access and fast services on the ground

In the 2002 business year, the customer count developed along diverse lines in the individual business segments of the Lufthansa Group. Under the impact of the 11 September terrorist attacks and the weakening economy, customer numbers were down again in the Passenger Business segment. Business also declined in the Logistics, Leisure Travel and Catering segments. In contrast, the MRO and IT Services segments enlarged their customer base. Both successfully expanded third-party business, gaining new partners outside the Lufthansa Group.

We intend to revive demand in passenger traffic through well-targeted schedule adjustments, marketing campaigns and special fare promotions as well as through the ongoing development of our service offerings and the Miles & More customer retention programme. In Germany, the market with the lowest recovery rate, Lufthansa last autumn implemented a new and flexible fares concept which addresses both business and leisure travellers with the aim of increasing their preference for flying with Lufthansa.
In view of the positive response to the new concept in the final quarter of 2002, the fares system is to be introduced in other European markets. It already applies to flights between Germany, the UK and Turkey.

Despite the cost-saving drive at the airline, we have pressed ahead with major projects in the Passenger Business segment. We have been conducting inflight trials with our new broadband Internet access project on the Frankfurt–Washington route since mid-January 2003. In addition, the new Lufthansa Terminal at Munich Airport is scheduled to go into operation at the end of June.

Again the most punctual airline

In the year under review, Lufthansa was again the best hub airline timekeeper in Europe, all credit to the measures we introduced to improve punctuality in the year 2000. Our customers can now rely on the airline's customary, dependable flight schedules.
To that end, we have reappraised our work processes and pushed for improved timekeeping procedures in areas where we have only indirect influence, such as at airports or in air traffic control. We anticipate further optimisation from the worldwide, unique Allegro system, which we introduced in April 2002. Allegro monitors every second of aircraft ground-handling operations, enabling the cause of delays to be pinpointed quickly and rectified.

Online ticket sales leap ahead

Online ticket sales are advancing rapidly, especially via our www.lufthansa.com Internet platform. This has been further developed to serve customer interests and has been recognised as the best European airline website in a study conducted by the US National Purchase Diary market research institute. Its easy user guidance on flight

Development of Lufthansa InfoFlyway
www.lufthansa.com

	2002	2001
Page views (in millions)	381	293
Segment bookings	818,000	391,000
Registered customers	3,085,000	2,794,000
Registrations for Miles & More	397,000	265,000

Internet bookings have special advantages for Lufthansa: 80 per cent are for journeys with an electronic ticket, while 35 per cent relate to flights in Business or First Class.

bookings, its immediate overview of fares and availability together with an online discount of €10 for flights from Germany helped to double online ticket sales in the fourth quarter of 2002 and increased the number of page views by 30 per cent. More than a million new customers registered last year. We also made it possible for customers to view all bookings online and re-book flights, regardless of whether the original flight was booked online, at our Call Center or at a travel agency. Lufthansa has enhanced its SMS, WAP and PDA services (WAP: timetable, Miles & More mileage account queries and web check-in; timetable for Palm and Pocket PCs, SMS arrival and departure queries) to meet the requirements of mobile and IT-savvy customers. Lufthansa is also offering Internet-based solutions for the travel needs of corporate customers. The Corporate Flyway for companies that are not tied to management agreements with travel agencies has further expanded its customer base. The Internet-based PartnerPlus Benefit corporate incentive programme is advancing as well, with the number of subscribers trebling since the end of 2001.

Over the past few years, the IT landscape in the Passenger Business segment has been geared to raising the efficiency of, and individualising, customer service in order to build up a sophisticated Customer Relationship Management system. To that end, a powerful, central customer database accommodating information about more than eight million Lufthansa customers went into operation in 2002.

Major applications run by the Customer Relationship Management system will become available across-the-board in the Passenger Business segment this year. As a first step, the system will be utilised to increase the efficiency of managing contractual arrangements with local and global companies as well as agency incentive programmes in major international markets.

Easier and quicker passage through the airport terminal

During the 2002 business year, around seven million passengers enjoyed the benefits of paperless travel. Lufthansa's etix® electronic ticket dispenses with the need to issue, mail or collect paper tickets. It allows passengers to fast-track by using a credit or customer card to check in at Quick Check-in terminals or counters. etix® can now be used to fly to 65 per cent of Lufthansa destinations: 15 further destinations were integrated into the system in 2002, among them Tokyo, Osaka and Nagoya in Japan as well as London City, Nice, Turin and Budapest. More are to follow in Switzerland, Italy and France in the first half of the current year. In the second half, we will be offering all the advantages of paperless travel across the entire route network we serve jointly with our US Star Alliance partner, United Airlines.

Aside from the etix® facility, passengers travelling with the customary magnetic-strip ticket can also check in at customer-operated terminals. More than 300 of these are now in place at 20 locations in Germany and at 22 abroad. In fact, automatic check-ins reached a new peak of five million in the

2002 business year. Already, 40 per cent of air travellers in Germany are making use of this fast and simple service. New software has been installed in these terminals, enabling passengers to check in jointly, with baggage, and choose their seat. During the year, 40 per cent more passengers checked in via the Internet or used a WAP-enabled mobile phone. At ten of our stations, we have additionally installed Quick Ticket terminals to issue paid-for tickets and shorten waiting times. More than 10,000 passengers a month used these terminals in 2002. This service will also be available for Miles & More award tickets in the course of this year.

Quick Boarding is another service introduced by Lufthansa to reduce the time that passengers spend at airports. Quick Boarding turnstiles have been set up at many of the gates at Frankfurt, Munich, Berlin–Tegel, Dusseldorf and Hanover airports, allowing etix® passengers to pass through automatically and board their flight more quickly. The number of passengers using this service more than doubled in 2002. Quick Boarding is to be introduced at Hamburg Airport this year and will be made available at all gates at the new Lufthansa Terminal at Munich Airport.

Priority Check-in expanded
We have installed separate check-in counters at all airports in Germany for our First and Business Class passengers as well as our status customers. In 2002, we also began implementing a new infrastructure programme for our airport lounges. The lounges at Frankfurt and Boston were extensively refurbished, and a new lounge was opened in Detroit. Plans are in the pipeline to revamp and convert lounges at other airports this year. New technologies, such as faster Internet connectivity with wireless LAN networks, will also come on stream. A new design will create a "feel-good" atmosphere at Terminal 2 in Munich. More than seven million passengers used our lounges at the world's airports in 2002. With 55 of our own lounges as well as shared use of a further


Ten years Miles & More: Membership trends since 1993
7.2 million members
Annual growth rate: more than 20 per cent
8
7
6
5
4
3
2
1
0
million
Dec 1993
Dec 1995
Dec 1997
Dec 1999
Dec 2001
Dec 2002

In 1993 Miles & More was launched along with 19 travel industry partners: 11 airlines, six hotels and two car hire firms. By 1998 26 airlines, 16 hotels and three car hire companies had joined the programme.
In 1999 the first partners from other sectors joined Miles & More.
Today Europe's leading frequent flyer programme encompasses 66 partners from the travel industry and 55 partners from other sectors.

78 airport and 41 airline-partner lounges, we now offer premium passengers a haven to relax or work between flights at almost every destination in our global route network.

Lufthansa Miles & More website
The Lufthansa Miles & More customer loyalty programme is celebrating its tenth anniversary in operation in 2003. It has evolved into Europe's leading frequent flyer programme with a membership base of more than seven million. Meantime, the programme has an autonomous presence on the Internet. At the Miles & More own website (www.miles-and-more.com) customers can sign up online as new members and view their mileage account or browse the awards portfolio to redeem their mile credits. A total


PAYBACK bonus programme – the pacesetter in Germany
Active cards in millions
25
20
15
10
5
0
million
31.03. 2000
31.12. 2000
31.12. 2001
31.12. 2002

Since its launch on 13 March 2000, a total of 21.3 million users have joined the programme and €29m has been paid out in discounts.

of 33 airlines are now Miles & More partners, the latest to join – on 1 January 2003 – was LOT Polish Airlines. Like Austrian Airlines, the Polish carrier is also using the programme as its own customer retention system.

Cooperation with partners in other industries is generating additional benefits for our customers. In the past business year, the Miles & More marketing company enlisted Vodafone and Deutsche Bank as strategic partners, and entered into a cooperation accord with PAYBACK, the leading bonus system in Germany. Partnership with PAYBACK has, in fact, opened the door to ties between Miles & More and companies in other industries. Since November 2002, 21 million PAYBACK cardholders have been able to convert their bonus points into mile credits. The benefits are twofold: the deal allows cardholders from PAYBACK to profit from the Lufthansa frequent flyer programme while giving Miles & More members additional opportunities for mileage accrual. Revenues from these sources rose by 30 per cent year over year. The business year was no less successful for the Lufthansa Visa Card, which now generates about €2.3 billion or more than 17 per cent of the VISA credit-card total revenues in Germany. This Lufthansa customer credit card is now on offer in Austria, Switzerland and Italy.

Since June 2002, the Lufthansa Passenger Business segment has channelled its retailing operations, aside from those transacted inflight, through the Lufthansa SkyShop company. In addition to mailing goods from its own range to customers and articles redeemed as awards by Miles & More members, the company handles inflight sales and brand licensing.

Munich terminal in operation at the end of June

The new Lufthansa Terminal at Munich Airport is reserved exclusively for Lufthansa and its partner airlines. Modern architecture, pleasant surroundings, plenty of free space and a variety of retail outlets are all calculated to turn Munich into the best transit hub in Europe. The terminal is targeting a minimum connecting time of 30 minutes – among the best in Europe. Its security standards are exemplary. Its capacity is designed for up to 25 million passengers. Built at a cost of about €1.1 billion, the new Munich terminal is the first to involve Lufthansa cooperation in its construction and operation.

New destinations in route network

After scaling back our flight schedules in the wake of the 11 September terrorist attacks, we began raising capacity again in 2002, notably on long-haul routes, in line with demand. A new addition to the route network is the Nigerian capital Abuja.

During the present year, we will act with the flexibility that we demonstrated in the crisis in order to react swiftly to market change and ensure that our flight schedules always measure up to customer requirements. In the summer of 2003, we are stepping up capacity to match demand on intercontinental flights out of Munich. Additional frequencies will be laid on to Beijing, Shanghai and

Hong Kong, and daily Munich–Los Angeles flights are to be resumed. Our flight schedules out of Frankfurt will also be improved. Alongside increased frequencies to Mexico, Chennai (Madras) and Almaty, we will begin operating daily flights ex Frankfurt to our new US destination at Portland, Oregon.

At the same time, we are withdrawing 31 aircraft from flight operations in Europe in view of the continuing slack demand on the continent.

To accommodate demand, we began utilising leased aircraft in addition to our own fleet on some intercontinental routes in order to tide us over until we take delivery of newly ordered Airbus A340-600 and A330-300 jets. These leased aircraft services will continue until early 2005. They are operated to suit demand in a two-class configuration with Business and Economy Class. At the same time, Lufthansa will continue to offer three classes on long-haul routes in keeping with its status as a quality carrier. Our First Class enjoys top marks from customers and will remain an ever-present feature in our flight schedules, wherever passengers want it within our route network.

Acclaim for Lufthansa inflight product
Lufthansa's inflight product has also landed three top Diamond Awards and two Emerald Awards from America's prestigious *Onboard Service Magazine.* The accolades are in recognition of the quality of First Class on Lufthansa aircraft and its duty-free inflight sales. Our innovative "Connoisseurs on Board" menus catering for disriminating palates and consisting of three tiers – "Star Chefs", "Taste Europe" and "Vinothek Discoveries" – have become established fixtures on our flights since their introduction in January 2000. Among the star chefs who have created inflight menus In First and Business Class at two-monthly intervals are France's culinary icon Paul Bocuse, Austria's "Chef of the Decade" Helmut Österreicher and "World Master of Culinary Arts" Thomas Keller. Choice wines, selected for Lufthansa by top-flight sommelier Markus Del Monego, have helped lift the on-board cuisine to its envied status. Our uniforms have also won recognition for their design and appearance.

Lufthansa's "New Look"
The new uniforms, issued to around 25,000 Lufthansa staff in 2002, convey reliability and attentive service, dignity and style. Created by German fashion designer Gabriele Strehle, they are the product of three years' work by a "Uniform" project team.

Customer-driven product development
Extensive customer research, in-depth analysis of our services, the on-the-job experience gained by staff and competitive pressures are the principal sources our specialists draw on in order to keep our products and services up to a high standard. We utilise customer polls, personal interviews, panel discussions and concept tests in the development of new products. We obtain fresh insights and ideas from practical tests and trial runs, helping us to tailor our services to suit customer requirements. Basic research and development underpin our long-term product planning. In multi-industry working groups, for example, Lufthansa is playing a leading role in the architecture of the new Airbus A380 superjumbo, which will be entering service with the fleet in 2007. These customer-driven product development efforts, coupled with technological progress and close cooperation with industry experts, research institutes and product designers enable us to offer thought-through, innovative services on our aircraft.

Faster Internet surfing inflight

FlyNet exemplifies our innovative product development approach. With FlyNet, Lufthansa is offering passengers the world's first onboard, Internet access and e-mail system. This fast service, the first on a scheduled flight, was tested free-of-charge in a three-month trial from mid-January to mid-April on the Frankfurt–Washington route. FlyNet enables business travellers to communicate securely through a Virtual Private Network (VPN) with their corporate intranet and access the mailserver in their own office.

In mid-2004, Lufthansa plans to implement the broadband Internet and e-mail system successively on all 80 of the Boeing 747-400, Airbus A330 and A340 aircraft in its long-haul fleet.

Inflight healthcare

Internet access in the cabin also has uses for aviation medicine and ensuring passengers' well-being and health while they fly. During the trial run with the new broadband system, tests are being conducted on its use in telemedicine. In emergencies during a flight, broadband Internet connectivity enables the crew to communicate all a patient's vital parameters to doctors on the ground. These then make a diagnosis and send the crew detailed instructions on the best possible inflight treatment for the patient.

Alongside a medicine chest, a first aid kit and a well-stocked doctor's kit on board, all Lufthansa long-haul aircraft are equipped with defribrillators to enable the crew to resuscitate a passenger suffering sudden, cardiac arrest. But inflight healthcare for Lufthansa involves more than supplying on-board medical equipment. We serve special meals to meet dietary and health requirements. Passengers can obtain health advice for their flight on the InfoFlyway. First and Business Class menus on long-haul flights include "Flightline" light and well-balanced meals served with Ayurvedic tea. The inflight entertainment programme features "Flyrobic" fitness tips, encouraging passengers to keep active in the cabin and do exercises to stimulate their circulation. Relaxing music, helping passengers to wind down on long flights, is among the choices in the audio programme. No less conducive to that feeling of well-being is the ban on smoking on all our flights.

Cargo network expansion

Lufthansa Cargo expanded its market presence during the 2002 financial year by intensifying cooperation with other cargo carriers. Japan Airlines Cargo joined the WOW airfreight alliance set up by Lufthansa Cargo, SAS Cargo and Singapore Airlines Cargo in July, heightening its importance to customers. With the start of the winter flight schedules, the alliance partners had already harmonised three of their products: Premium Express, standard freight, and "Large and Heavy Express". They are now signalling their alliance membership with the message "Member of WOW" emblazoned on their cargo aircraft. A bilateral partnership with LAN Chile has generated improved cargo services for customers on flights to Quito (Ecuador), Lima (Peru), Santiago de Chile, Montevideo (Uruguay) and Mexico City.

At Shanghai Airport, Lufthansa Cargo has joined forces with local partners – the Shanghai Airport Group and China's largest forwarding agent JHJ – in operating a new, top-security palleting facility. Their cooperation is saving shippers at least a day.

Lufthansa Cargo has also expanded its td.services. Time-definite td.Flash and Fresh/td are now available with a "to-door" option at all airports. Our airfreight subsidiary is the world's first cargo carrier to offer customers a state-of-the-art refrigeration container for small shipments in its Cool.td service package.

Under its "e for free" slogan, Lufthansa Cargo has pioneered a new standard in automated booking processes, allowing td.Flash express shipments ex Germany to be booked online from anywhere in the world. Unlike traditional communication channels, the use of e-channels is free of charge for forwarders in Germany.

At year-end 2002, Lufthansa Cargo cemented its future strategy with a view to positioning the company as the "Number One for airfreight solutions". As a motor of world trade, the cargo carrier intends to focus on airport-to-airport business and sharpen its profile as a premium supplier. At the same time, it will continue to offer logistics services outside its core business activities.

The "time:matters" company has emerged as a leading supplier of ultra-fast logistics services in its first year of operation. The new company is dedicated to delivering shipments to consignees on the same day, and guarantees the fastest possible shipment transports within Germany and between major European business centres.

Lufthansa Technik with new MRO services and locations

In one of the most difficult years in the international aviation industry, Lufthansa Technik grew its customer base by close on ten per cent to a total of 372 airline companies and other aircraft owners. During the year, our MRO subsidiary landed 117 new contracts, including 36 with new customers. The number of aircraft it services – including those in the Lufthansa fleet – rose to 864. More than 1,500 aero-engines are also under contract. Customising the product folio helped fuel expansion at Lufthansa Technik, which now offers MRO bespoke services to new groups of customers and in dedicated market niches.

Total Asset Support TAS, for example, is a technical service package for aircraft owners, such as banks or leasing companies, which helps maintain the value of aircraft as a company asset. TAS keeps the aircraft in flawless condition, allowing their owners greater flexibility in leasing them out to new operators. Lufthansa Technik also expanded its lead during the year as a provider of aircraft engineering services to European tour operators and charter carriers. These consist largely of "Total Carefree Support" packages laid on for start-up airlines or the fleets of tour operators with no MRO facilities of their own.

A major factor in company success is the build-up of the Lufthansa Technik network. To that end, it expanded its presence in the major growth markets during the business year. In Europe, it opened two new production facilities – in Budapest and Malta. In Asia, Lufthansa Technik set up a new base in the Philippines as well as new workshops in Shenzhen in southern China. In the United States, BizJet, which services business aircraft, has formed airline maintenance teams to offer fast, on-the-wing support for solving technical problems with corporate aircraft in the American market.

In a joint venture recently signed with Rolls-Royce, Lufthansa Technik is to begin overhauling state-of-the-art Trent engines in 2007. This new contract will further widen the engine overhaul portfolio of the world's biggest, independent powerplant workshop. Trent engines will power the Airbus A380 superjumbos which are scheduled to enter service in the Lufthansa fleet from 2007. Lufthansa Technik has serviced jet engines in Hamburg and Frankfurt for 40 years, and now operates workshops in Ireland, Asia and the United States. The company completed its 25,000th engine overhaul at year-end 2002.

LSG Sky Chefs with new products

Despite the lengthy crisis in the airline business in the Europe/MiddleEast/Africa region LSG Sky Chefs managed to renew a number of large contracts. After taking over Sabena Catering in July, the LSG group opened a new Customer Service Center in Brussels and concluded a long-term contract with SN Brussels Airlines, the successor to Belgium's one-time flag carrier, Sabena. In the autumn, the group signed its first catering accord with a no-frills airline. Under that agreement, it supplies "Sky Bistro" snacks for passengers flying with the Germanwings budget carrier. LSG Sky Chefs has also entered new terrain in Scandinavia: in April 2002, Linxx AG began supplying food for passengers on the express lines Stockholm–Karlstadt–Oslo and Copenhagen–Gothenburg in its first-ever train catering contract.

As a "Premier Provider of Integrated In-flight Solutions", LSG Sky Chefs is re-positioning in the market by expanding its product portfolio in a bid to gain new customers. Aside from catering, its expanded product range includes equipment and fittings, complete inflight service, procurement and retailing.

The e-business subsidiary of LSG Sky Chefs, eLSG.SkyChefs, has already secured a number of North American and European customers for its inflight and e-procurement solutions. The Internet-based applications have been installed in 160 catering facilities worldwide. Around 200 suppliers are participating in the procurement portal operated by eLSG.SkyChefs.

New brand strategy at Thomas Cook

During the business year, the tourist industry was hit by the effects of the ailing economy and pronounced consumer reluctance, especially in Germany. Thomas Cook reacted quickly to the change in booking patterns. The tour operators in the leisure travel group initiated a number of campaigns early in the year to stimulate demand: Neckermann, for example, targeted families by offering holiday discounts for children and also encouraged holidaymakers to book early by extending the deadline for them to clinch early-booking benefits. Bucher Reisen elicited a good response to the three-monthly catalogues it launched in the market to strengthen its position in the last-minute booking segment. Those measures were backed by systematic marketing, sales promotions and other incentives.

A veritable milestone was set in 2002 by the launch of a new international brand strategy. In future the Thomas Cook brand will be ever-present in all markets and at every level in the tourism value-added chain wherever the leisure travel group is active – at the group's travel agencies, the airlines, hotels and holiday resorts. That means that Thomas Cook will also operate in Germany as tour operator in the premium volume segment. Starting with the 2003 summer programme, the group will be offering under the Thomas Cook Reisen brand a series of six country-catalogues and nine different theme catalogues featuring holiday travel packages tailored to suit individual customer requirements. The choice is wide: more than 2,700 hotels, 464 tours and cruises as well as about 1,300 special services. Thomas Cook Reisen has emerged from the amalgamation of one-time tour operators Kreutzer Touristik, Terramar and Condor Individuell. The leisure travel group also numbers Neckermann Reisen, Air Marin, Bucher Reisen and Aldiana among its established tour operator brands in Germany.

Re-painting of aircraft in the group fleet in the new blue-yellow design will be completed during the present year. All the holiday airlines operated by the German holiday carrier Condor will sport the "Thomas Cook" logo, emblazoned on their fuselage plus the wording "powered by Condor".

In the meantime, the group's travel agencies are also operating under the Thomas Cook brand. Its French travel agency chain Havas Voyages and Havas Voyages Vacances tour operator will also be re-named Thomas Cook on 1 January 2004. Conversion of the travel agencies will begin in September this year and is scheduled to be completed by year-end.

Thomas Cook has also optimised its website with sales portals, giving site visitors virtual views of beach strolls and hotels as well as an inside look at holiday aircraft as a means of stimulating the vacation feeling. Detailed information on holiday resorts and the surrounding region is also available. Bookings can be made immediately online. Links on the www.thomascook.de website allow easy migration to the homepages of the holiday carrier Thomas Cook Airlines "powered by Condor", the tour operator Thomas Cook Reisen and Thomas Cook travel agencies. The leisure travel group's entire programme is clearly presented for easy viewing, a separate section has all the details on last-minute offers and a search engine comes up quickly with answers to individual queries, such as information on specific hotels. Additionally, the website allows individualists to book their own flights, hotels or car rentals. In December, the group began communicating last-minute, top offers to mobile phones. Vacancies are checked beforehand, are updated hourly and can be booked two weeks in advance.

For the 2002/2003 holiday season, Thomas Cook has cut the price of 80 per cent of its vacation packages. It is allowing holidaymakers to pay in instalments and obtain excellent discounts for booking early in order to boost custom for its products.

Numerous new customers for IT Services

Lufthansa Systems has fortified its world lead as IT services provider for the airline & aviation industry. The company now has 14 bases in 12 countries and a workforce of around 4,200 offering their skills and know-how to clients. During the year, its full-service policy attracted a number of new customers: Among them are Thomas Cook Airlines Belgium and Thomas Cook UK, Eurowings, the Hungarian airline Malév and France's Air Littoral regional carrier. Lufthansa Systems is currently linking LOT Polish Airlines into StarNet, the global IT network for Star Alliance airlines. British Airways and the SWISS International airline are also drawing on the expertise of the IT provider. The British flagship airline is using Lufthansa Systems' ProfitLine/Price integrated software solution to support its pricing processes, while SWISS has opted for the NetLine flight scheduling system and the Advance sales and marketing solution. At year-end 2002, UPS Airlines contracted for the Lido OC aeronautic product suite to optimise route planning. Another newcomer in the customer base is the online travel agency Opodo.

Lufthansa Systems additionally implemented new projects within the Lufthansa aviation group. It took just five months to install its CLIC system to standardise Lufthansa Cargo's IT infrastructure and upgrade more than 4,000 workstations worldwide. Migration from SAP R/3.1 to SAP R/4.6 lifted the company's IT technology to state-of-the-art. The Passenger Business segment began operating fully in September with the new TANGO traffic, information and control system. Lufthansa Systems was also a major influence in the implementation of the FlyNet project, giving passengers web access and e-mail communications on Lufthansa flights.







Lufthansa Terminal at Munich Airport

On 29 June the first passengers will arrive at or depart from the new Lufthansa Terminal at Munich Airport and have a chance to experience the exceptional atmosphere here. The heart of the new terminal is the main hall (30m high, 230m long and 160m wide), which even in its unfinished state is impressive. Generously proportioned and flooded with light, it will house the entire passenger handling facilities, including 24 ticket counters, 110 check-in counters and 26 security checkpoints. Only Lufthansa and its partner airlines will be represented at the terminal. And here, for the first time, uniform service standards will apply to all Star Alliance passengers. Status passengers of all the partner airlines will have access to lounges with a total area of 3,100 square metres, which will add a new dimension to the concept of seamless travel with the Star Alliance. The seven Lufthansa Service Centers and two customer care offices will also do everything to achieve this goal.

And to ensure that everything runs smoothly at the opening of the terminal, all systems and handling facilities will be tested in dry runs on 42 separate days. About 3,500 "passengers" will be









involved in the dress rehearsals. The state-of-the-art baggage conveyor system has already passed its first functional test with more than 10,000 items of luggage. The aim is to iron out as many teething troubles as possible before the start of scheduled operations.

The Munich Terminal 2 project is a unique world premiere. For the first time an airport operator (Flughafen München GmbH) and an airline (Lufthansa) are jointly responsible for the construction and operation of a passenger terminal. Since it has invested about €440 million in the project, Lufthansa has not only secured the exclusive rights to use the terminal, but has also had an opportunity to influence the design and procedures at an early stage. The terminal is targeting a minimum connecting time of 30 minutes – among the best in Europe. A project team composed of ten Lufthansa staff members has accompanied the project from the outset.

The state-of-the-art architecture, the light-and-airy atmosphere with plenty of free space and a full range of restaurants, shops and children's play areas all contribute to making the Munich terminal the best transfer terminal in Europe. The security standards in the baggage conveyor system are also exemplary.

Up to 25 million passengers a year will arrive at or depart from the new terminal. Passenger traffic flows will be managed on three levels. Outbound passengers reach their aircraft on two separate levels: for departures with or without passport control. The terminal also has 40 transfer counters for passengers in transit. Incoming passengers collect their baggage on the Arrivals level.

Terminal 2 has its own apron area and parking positions for 75 aircraft, and is equipped with 24 jetways. A Hub Control Center – based on the successful Hub Control Center at Frankfurt – will manage and supervise all ground-handling processes at the terminal and allocate aircraft to their parking positions.

Lufthansa's involvement in the terminal underlines the importance of the airline's second international hub in Germany. Despite the current crisis Lufthansa expanded its flight schedule from Munich last year, particularly on long-haul routes.









Test run for "flying office"
15 January 2003: world premiere at Lufthansa, the first airline to offer passengers highspeed inflight Internet access. In the final, decisive test phase, which runs until 15 April, the Boeing 747-400 "Sachsen-Anhalt" will operate a shuttle service between Frankfurt and Washington. Preliminary results show that Lufthansa FlyNet is fully functional and the system has met with an enthusiastic response from passengers.

This innovative project, which Lufthansa has pursued despite the crisis in the airline industry, was initiated in June 2001 in collaboration with the system developer and service provider Connexion by Boeing. The system, including the antennas and the corresponding computer network, was installed on the Boeing 747-400 "Sachsen-Anhalt" by Lufthansa Technik engineers with support from Cisco Systems and Lufthansa Systems. Any standard notebook can be connected to the on-board network via an ethernet cable. Alternatively, First and Business Class passengers can borrow, free of charge, one of the Fujitsu Siemens Lifebook S6010s available on board. These laptops provide Internet connectivity via state-of-the art wireless LAN (WLAN) technology.

Access to the Internet is via the FlyNet portal, which was developed jointly with the media partner Tomorrow Focus AG. It enables passengers to get the latest political, economic, sports and cultural news by satellite, keep abreast of stock market developments and access travel and lifestyle news. They can also visit the Miles & More website, view Lufthansa product and service data, and call up information about their destination. In addition, FlyNet enables business travellers to communicate securely through a Virtual Private Network (VPN) with their corporate intranet and access the mail server in their own office. This means they can virtually take their PC and their corporate intranet on board, work on documents, pick up e-mails from their own mailbox or send e-mails, even with attachments.

The Internet connection is via geostationary satellites in orbit 36,000 kilometres above the equator. The "Sachsen-Anhalt" therefore had to be fitted with transmitting and receiving antennae which were specially developed by Connexion by Boeing. The antennae are controlled by the aircraft's own navigation system and must be able to track the satellite, regardless of the aircraft's position and at speeds of almost 900 km/h.

Lufthansa plans to introduce inflight Internet access from mid-2004. All 80 of its long-haul Boeing 747-400s, Airbus A330s and A340s will gradually be fitted with FlyNet.

Lufthansa has been offering passengers highspeed wireless Internet access in its lounges at Berlin-Tegel since 7 March. Together with its partner Vodafone D2 Lufthansa will gradually be fitting all its 55 lounges worldwide with WLAN technology.





Completion Center for Business Jets

Like so many technical innovations. Lufthansa FlyNet is the result of decades of experience in the fitting of VIP and Business Jets. This business area has grown in importance for Lufthansa Technik in recent years and resulted in the creation of the new "Completion Center". Jets for private, business and government customers are custom-fitted here – with workrooms, a conference room, a luxurious bathroom, comfortable beds or a high-tech interior capable of receiving hundreds of television programmes. Our photos show the cabin being fitted with a sophisticated wafer-thin wooden cladding, which is applied to an extremely light, honeycomb-like framework. Multi-purpose transport planes for the German Air Force were also refitted at the Completion Center and, based on designs for the A310, can even be deployed as flying intensive care units to transport patients. Lufthansa Technik has integrated its development and production capacities and offers expanded facilities for very large private aircraft. In addition, a team of design engineers is on hand. The service is rounded off by life-cycle support, which provides one-stop maintenance for aircraft throughout their useful life.


Lufthansa
ReiseZentrum


AIRail Service
Lufthansa
Fahrplan

AIRail service is extended

The AIRail service is nothing new for Lufthansa passengers starting their journey in Stuttgart. Since spring 2001 they have been able to travel to Frankfurt Airport at "zero altitude" – in a comfortable, highspeed ICE train operated by Deutsche Bahn. From 5 May passengers from Cologne and the surrounding area will also benefit from this new service. On that date Lufthansa and Deutsche Bahn are launching the AIRail service between Cologne and Frankfurt Airport. Travel time on the new highspeed track is only 57 minutes, making the train journey a viable alternative to a flight on this short route.

A mini-airport terminal is being set up at Cologne's main station, where there will be a check-in counter, baggage collection point and customs control. Passengers can check in their bags and receive their boarding pass – also for their onward flight in Frankfurt. And they can forget about their baggage until they arrive at their final destination. Passengers must, however, adhere to the minimum check-in time of 20 minutes before departure, as the baggage is transported from the check-in counter to the station platform in a container.

Since the ICE runs at hourly intervals passengers can gauge their journey time exactly to tie in with their onward flight from Frankfurt. The AIRail service is booked like a Lufthansa flight. The departure times and "flight numbers" are published in the summer timetable.

Initial booking figures for the AIRail service show a high degree of customer acceptance. The long-term goal of the partnership is to switch short-haul traffic to the rails in order to improve Lufthansa's environmental performance and free up slots in Frankfurt for long-haul flights.





Airline catering – perfect logistics

Punctuality is also the be-all and end-all of airline catering. The 60,000 individual on-board items that ensure that passengers enjoy a pleasant flight have to be handed over to the crew in good time before take-off. An operations centre at the airport transfers information on individual flights to the LSG production facilities. Here, inflight meals are cooked, garnished, packed and finally quality-controlled to ensure that everything is ready, as required. Only then the lift truck will deliver the goods to the aircraft.

At a time when many airlines are reducing their inflight service, LSG Sky Chefs is looking for new markets. It has recently developed the Sky Bistro for the no-frills provider Germanwings, and in Scandinavia the LSG Sky Chefs group is also entering new terrain. Since April 2002 the company has been supplying food on the express Stockholm–Karlstadt–Oslo and Copenhagen–Gothenburg–Oslo routes in its first-ever train catering contract.

With diverse models for part-time working, Lufthansa reduced personnel capacity in 2002 and curbed the growth of staff costs. Despite the strict economising policy, the Group companies extended their training programme.

New working-time models help Lufthansa to bolster its profitability

The year 2002 did not bring about the recovery which the airline industry had been hoping for. The crisis continued, and the cost retrenchment and capacity management measures that had been initiated the previous year also had an impact on the employee total. The fact that the Lufthansa Group's combined headcount nonetheless grew on an annualised average by 7.0 per cent to 94,135 was due to changes in the range of companies included in the consolidated accounts. A year-on-year comparison is further hampered by the fact that the labour-intensive LSG Sky Chefs group USA was consolidated only as from June 2001, while the GlobeGround group was excluded from the consolidated figures in August 2001. On 31 December 2002 the Lufthansa Group's workforce numbered 93,796 persons, which was 4.2 per cent more than at the end of the previous year. Calculated on a comparable consolidation basis, the Group's staff total at end-2002 showed little change over twelve months.

Revenue per employment year
Lufthansa Group
total in €thousand


250
240
230
220
210
200
190
€000
1998
1999
2000
2001*
2002*

**Difference due to changes in the group of consolidated companies.*

The objective of the crisis management strategy pursued after the events of 11 September was to reduce personnel capacity so as to lower costs, but without jeopardising the capability to rapidly resume a growth path. In Germany capacity and labour costs were successfully reduced without any compulsory lay-offs. Thus at the Group's parent company Lufthansa AG, personnel capacity was slimmed down by 7.0 per cent in the seven months following the terror attacks, whereas the actual number of staff employed contracted by 4.2 per cent. In collaboration with the workforce and the trade unions and on the basis of the social policy framework in Germany, it also proved possible to limit the growth of staff costs to just 1.4 per cent.

A contributory factor in this was the rising number of staff with part-time labour contracts. At Lufthansa AG they made up 34.3 per cent of the total headcount and in the Group as a whole 18.0 per cent. The different forms of part-time working in place throughout the Group are extremely varied, ranging from models for particular employee categories to unique solutions agreed with individual employees. These diverse working-time models give the Lufthansa Group the latitude to respond quickly and appropriately to market fluctuations. They also make it easier for staff to find the right balance between professional and family life.

Staff trends in the various business segments

Employee numbers developed differently in the individual business segments. Whereas the Logistics segment reduced its labour force by 3.8 per cent on average during the year, the staff total in the other business segments increased – in part owing to the first-time consolidation of new companies. Thus the payroll of the MRO segment jumped by 22.1 per cent – or 16,116 persons – compared with the prior-year average. Of this total, 2,514 (18.5 per cent) were added by newly consolidated companies. Consolidation changes were likewise the chief factor behind the average expansion of the workforce in the Catering segment by 21.3 per cent to 35,138 employees. By contrast, the LSG group's total headcount on 31 December 2002 of 33,845 men and women was 1.4 per cent down on the prior year. The size of the labour force in the IT Services segment, measured as an annualised average, surged by as much as 30.8 per cent owing to the inclusion of additional companies in the accounts. In the Passenger Business segment the average number of employees last year was more or less the same as in 2001.

Lufthansa a popular employer among women

At the end of 2002, 41.9 per cent of the Lufthansa Group's overall workforce were female. At 64.7 per cent, the Passenger Business segment employed a particularly high ratio of women. Of the 4,603 individuals making up the cockpit crews 3.0 per cent were female. This is to be seen as a successful breakthrough in the concerted efforts going back over many years to encourage young women to train as pilots. In 1992, by comparison, female pilots accounted for a mere 0.8 per cent of cockpit crews. The number of women is similarly growing among the 820 executives in middle and senior management, reaching 13.5 per cent as at 31 December. Ten years earlier only 4.0 per cent of managerial positions were held by women.

More international staff

Well over one third of Lufthansa's personnel are now based outside Germany; their total at end-2002 came to 34,713 (38.1 per cent), 6.5 per cent more than in 2001. At 25,421 men and women, or 75.1 per cent, the Catering segment has the highest share of international staff – a consequence of the group's global presence. Of that total no fewer than 17,800 work in America, as opposed to only 8,431 in Germany.

Lufthansa embodies internationality more than virtually any other German enterprise. Not only do we operate all over the world, we also provide interesting jobs in Germany for people of 150 nationalities. And we make use of this multicultural diversity in order to understand our international customers better and to tailor our service range accordingly.

In Germany the city of Frankfurt once again benefited from new jobs created by Lufthansa – in spite of our selected capacity expansions. The continuation of this ongoing trend depends on the expansion performance parameters of Frankfurt Airport.

Training stepped up despite crisis

In 2002 the companies within the Lufthansa Group offered employment contracts to all suitably qualified and keen trainees at the end of their apprenticeship. At over 90 per cent, the trainee takeover rate reached a multi-year high.

We again recruited a new generation of pilots from our renowned commercial pilot school at Lufthansa Flight Training GmbH. In the year under review 273 young graduates from the school were offered employment at our airlines.

Our training programme was virtually unaffected by the capacity adjustments in 2002. As at 31 December 2002 a total of 1,589 young people were engaged on traineeships for 39 vocations in the Group. That was 22 per cent more than in 2001. The focus of our training activities was Germany with its traditional system of dual vocational training. Sandwich courses – i.e. practical training combined with a course of theoretical study – are gaining importance: Lufthansa now offers eight such courses. One new professional training option is a graduate diploma in computer studies for business purposes: 14 young persons enrolled for this vocation in 2002. Outside Germany 24 International Airline Professionals were undergoing expert instruction, while a further 142 young trainees were being schooled in technical vocations in Ireland and in the Philippines.

In 2002 the Lufthansa Group companies took on 596 trainees; this was 15.5 per cent more than in the previous year. Thus even in economically difficult times the Company is laying the basis for successful growth in the future.

The bulk of the specialist staff employed as cabin crew or at our ground stations and Call Centers follow a compact, internationally recognised induction programme which was developed by Lufthansa itself. However, the measures initiated in autumn 2001 left their mark here, too: last year 1,000 Service Professionals – 1,500 fewer than in 2001 – began their careers following an appropriate training programme.

Personnel measures in times of crisis
Unlike other airlines, Lufthansa did not react to the fall in demand in the wake of the terrorist attacks by sacking staff. At the LSG Sky Chefs companies in the United States, though, redundancies were unavoidable following the slump in the airline catering business. We adjusted personnel capacities through operational and collectively agreed contractual measures and in this way reined in labour expenses. These included a recruitment freeze, part-time working arrangements, unpaid leave, short-time working for cabin staff and a temporary, voluntary cut in the compensation of executives and employees with individually negotiated labour contracts.

We also concluded a crisis agreement with the trade unions which postponed the new collective bargaining settlement for all employees for seven months and the agreed structural adjustment for cockpit crews by five months. In addition, the payment of the traditional holiday bonus was put off from May to August. The resulting aggregate savings totalled €165m.

Flexible pay agreement
Negotiations with the trade unions to conclude a new pay settlement for the some 53,000 ground and cabin staff following the expiry of the previous agreement as of 1 November 2002 proved difficult. After five rounds of talks, which were accompanied by a warning strike on 16 January 2003, no agreement could be reached. The two sides then turned to Dr. Klaus von Dohnanyi, a former government minister, to arbitrate. On 27 February 2003 he presented an arbitration compromise which both sides accepted.

The new pay settlement runs for 26 months – until 31 December 2004 – and includes a one-off payment of €250 for the period November/December 2002. On 1 January 2003 wages and salary rates are to be increased by 3.2 per cent, on 1 October 2003 by a further 1.8 per cent and on 1 May 2004 by another 1.2 per cent.

In addition, a profit-sharing bonus is to be paid for 2002 equal to 1.8 per cent of an average annual salary. As a reward for their commitment in helping to overcome the crisis following the events of 11 September

2001, employees will also receive a special bonus for 2002 amounting to around 2 per cent of their annual salary.

Furthermore, financial resources, worth another 0.8 per cent in each case, are being made available for a revised, business segment-oriented remuneration system for ground staff and for the further negotiations on retirement benefits for cabin staff.

The arbitration ruling contains a separate solution for LSG Sky Chefs and Condor, enabling the collectively negotiated pay rates to be geared to the particular circumstances of their business segment.

In addition, the settlement contains clauses permitting immediate measures to be taken in a crisis to cut staff costs through flexible working-time arrangements.

The overall cost of the pay settlement for 2002/3 is €170m. The variable remuneration in respect of the year 2002 amounting to €85m is covered by provisions.

Private pension plan successfully launched
A government-subsidised savings scheme has been set up in Germany to encourage individuals to supplement their state pension through additional private old-age provision. Lufthansa has devised its own attractive concept – known as the "Lufthansa Private Pension Plan" – for its workforce. A portion of the employees' salary is directly converted into a pension insurance contribution; in this way, employees can save taxes and also achieve a better return on their investment. Of the 67,000 staff who received a written offer from the Company, 16,000 signed up to the Lufthansa Private Pension Plan during the year under review, while more than 500 employees joined a supplementary pension scheme based on the government model.

"Be Lufthansa" recruits and motivates staff
The image of a service provider such as Lufthansa is shaped by its staff. Commitment, creativity and openness to other cultures are values that we look for and appreciate in our employees. This is underscored by a new personnel marketing campaign which we inaugurated last year. It is designed to attract new recruits and simultaneously to give an added incentive to our existing staff to identify heart and soul with the Company. A new career portal on the Internet – Be-Lufthansa.com – forms part of the concept. Here anyone who is interested can find information and advertised vacancies as well as an Internet platform which substantially simplifies the application procedure.

Social competence is one of the qualities that we like Lufthansa staff to have. Lufthansa therefore promotes staff initiatives such as the "Help Alliance" which socially committed Lufthansa staff set up in 1999 to support development aid projects all over the world. Last summer Help Alliance also initiated a campaign to help the victims of the flooding disaster in eastern Germany. As a token of its solidarity with the region in which it is based, Lufthansa launched the initiative "We back Rhine-Main" four years ago. As ambassadors of the Company, Lufthansa staff act as sponsors for social and cultural projects in the vicinity of the airport. Lufthansa provides the financial resources for these ventures. More than 100 projects have been supported so far.

Nurturing potential managers
In July 2002 we introduced the new, transparent and holistic management development system "Lufthansa Executive Asset Management" ("eXam") for the Lufthansa Group. eXam collates data on the performance and potential of all executives to ensure that the management development programme can be geared more strongly to individual talents and wishes. This gives Lufthansa an additional instrument for the improvement and long-term quality assurance of the management cadre in the individual segments.

In order to nurture potential managers we launched the first phase of the Pioneers Programme in 2002. We closely monitor our best up-and-coming executives for a whole year and foster them intensively. With this programme we seek to prepare outstanding young people early on to assume positions in higher management.

For the past seven years the executives of the Lufthansa Group have received a performance-related variable remuneration component on top of their fixed basic salary. In the year under review this was placed on a new footing with "LH-Bonus". As from 2003 the annual target attainment agreement ties the variable remuneration element more closely to the creation of value by the Company. The bonus payment now rewards not only individual performance but also the commercial success achieved by the Group and each business segment. It is complemented by the equity bonus programme "LH-Performance" (see page 89).

Staff surveys support management and dialogue

Last year the parent company Deutsche Lufthansa AG carried out its first "Employee Feedback Management" survey to gauge the degree of commitment and satisfaction of its employees, also in relation to specific areas. Lufthansa German Airlines and Lufthansa Cargo were the original pioneers in this field – for them this was the fourth such opinion poll. The survey covers the entire workforce, the opinions are submitted anonymously and participation is voluntary. At Lufthansa Cargo the return rate of the questionnaires reached 67.6 per cent, its best score, while at the parent company 51.8 per cent of the respondents filled in the form. The insights gained from the survey are fed into the systematic Employee Feedback Management process; they will help us to overcome weaknesses identified by the staff and to further extend our strengths.

"eBase" streamlines work processes

In March 2002 the revamped Lufthansa Intranet commenced operation under the name "eBase". The first phase comprised a subject-related information structure with user-oriented navigation and page design. The necessary web-publishing processes were standardised and translated to the individual Group segments. By mid-2003 a new content management system is to be implemented to facilitate a personalised workstation interface for all the Group's employees. Together with the respective segment staff, the IT specialists will develop the systems to directly support the work processes and will integrate them into the programmes. The aim is the Group-wide utilisation of synergies as well as the simplification and acceleration of work processes.

One such example is the possibility that already exists of changing the personal master data in the Intranet such as name, address and bank account or the electronic booking, authorisation and accounting of business trips. As a Group-wide work, information and communication platform, eBase will in future offer Lufthansa's employees a unique electronic operational environment.

The eBase connection can also be used to call up the standards and processes developed by the department of Human Resources Management – Alliances and Subsidiaries to support the partnership and affiliation projects of all the Group's business segments. The department concentrates all the Group's expertise and experience and supplies strategies and know-how for successfully bringing together business processes and employees. The spectrum ranges from analysing and evaluating personnel structures and costs (HR due diligence) to designing events for integrating staff from different companies and cultural backgrounds. In this way the Human Resources division underscores the importance which the Lufthansa Group's strategy attaches to widening and deepening affiliations and alliances.

Despite the difficulties encountered in 2002, Lufthansa implemented a number of projects to increase environmental efficiency. In December, the Company affirmed its commitment to the Global Compact, the initiative to promote good corporate citizenship headed by the UN Secretary-General.

Lufthansa strategy: A balance between commercial, ecological and social responsibility

In its strategic mission statement Lufthansa affirms its commitment to create sustainable growth and maintain a balance between commercial, ecological and social responsibility. In 2002 the Company again achieved considerable success in its efforts to ensure sustainable and environmentally sound operations.

The deployment of modern aircraft plays a key role in this strategy. They are more economical, they produce fewer emissions and they are quieter than previous generations of aircraft. Over the past ten years Lufthansa has thus been able to significantly reduce the environmental impact per passenger transported. Fuel efficiency increased by 29.2 per cent during the same period. In 2002, Lufthansa jets needed 4.5 litres of fuel on average to fly one passenger a distance of 100 kilometres. Over the next decade this figure is expected to fall below the 4-litre mark.

Further progress was also made in the decoupling of transport performance from environmental pollution. Between 1991 and 2002, Lufthansa German Airlines increased its transport performance (TKT) by 90 per cent, while the absolute fuel consumption grew by only 37.7 per cent. This demonstrates that the efficient use of new and environmentally sound aircraft has a positive impact on the environment.

The most fuel-efficient aircraft in the Lufthansa Group in 2002 were operated by the holiday carrier Condor. Their Boeing 757-200/300s achieved the best rating with 3.2 litres per 100 passenger-kilometres.

A modern, environmentally friendly fleet
Lufthansa also made major investments in its fleet renewal programme in 2002. At year-end the Group fleet, including Condor, comprised 369 active aircraft with an average age of 8.3 years. Lufthansa thus continues to operate one of the youngest fleets in the world.

Noise levels and environmental performance are also key criteria when it comes to investing in new aircraft. This is evident in plans to expand the fleet with not only extremely quiet but also highly fuel-efficient aircraft, namely the Airbus A330-300 (from 2004) and the A340-600 (from 2003). In addition, Lufthansa has equipped the new A330-300 with the Trent 700 jet engine manufactured by Rolls Royce, the quietest engine of its type in the marketplace.

From 2007 Lufthansa will operate the Super Airbus A380-800. Fifteen of these double-decker aircraft, which can seat 555 passengers, have been ordered. During take-off and landing, the A380 will emit less noise than the Boeing 747-400. Calculations indicate that the new megaliner will burn up to 11 per cent less fuel, depending on the routes on which it is deployed. Gaseous emissions from the aircraft will be between 40 and 75 per cent lower than the international limits set by

ICAO. Lufthansa aims to ensure that growth in air transport remains as environmentally neutral as possible. The A380 represents a further important step in that direction.

Besides operating a modern fleet, Lufthansa is able to reduce its fuel consumption by deploying state-of-the-art routing systems which shorten flight distances as well as by raising its capacity utilisation, thanks not least to intensive cooperation with its partners in the Star Alliance.

Start-up of AIRail in May between Cologne and Frankfurt

To further enhance its environmental performance on short-haul, domestic routes Lufthansa is stepping up its involvement in the AIRail project in collaboration with Fraport and Deutsche Bahn from May 2003. The new ICE link between Frankfurt Airport and Cologne will be included in the Lufthansa timetable under LH flight numbers. Since 2001 Lufthansa passengers have been able to "fly" at zero altitude on the AIRail link between Frankfurt Airport and Stuttgart and enjoy Lufthansa's complete range of services.

Research into noise abatement and climate protection

Aircraft noise has declined significantly in recent years. The entire Lufthansa fleet already conforms to the most stringent noise standards worldwide. Nevertheless, the aviation group continues to strive for further improvements and supports extensive research aimed at a continuous reduction of noise emissions.

For example, in the autumn of 2002 test flights to measure noise levels were resumed using a Lufthansa Cargo Boeing MD-11F. These flights were part of the "Quiet Aircraft" research programme organised by Lufthansa and the German Aerospace Centre (DLR). With the aid of an acoustic antenna supplied by DLR it was possible to visualise the aerodynamic noise around the aircraft and

Group fleet

Number of commercial aircraft and additions to the fleets of Lufthansa German Airlines, Lufthansa Cargo and Lufthansa CityLine as of December 31, 2002

Manufacturer/ Type	Group fleet	Owner			Group owned	Finance Lease	Operating Lease	Operator			Additions 2003 to 2015	Additional options
		LH	LCA	CLH				LH	LCA	CLH		
Airbus A300	14	13	–	–	13	–	1	14	–	–	1	–
Airbus A310	6	5	–	–	5	–	1	6	–	–	–	–
Airbus A319	20	20	–	–	20	–	–	20	–	–	–	20
Airbus A320	36	36	–	–	36	–	–	36	–	–	–	3
Airbus A321	26	24	–	–	24	2	–	26	–	–	–	14
Airbus A330	0	–	–	–	0	–	–	–	–	–	10	15
Airbus A340	34	31	–	–	31	3	–	34	–	–	10	16
Airbus A380	0	–	–	–	0	–	–	–	–	–	15	5
Boeing 737	71	69	–	–	69	–	2	71	–	–	–	–
Boeing 747	42	31	6	–	37	5	–	34	8	–	–	–
Boeing MD-11F	14	–	14	–	14	–	–	–	14	–	–	–
Canadair Regional Jet	54	–	–	30	30	24	–	–	–	54	9	10
Fokker 50*	9	–	–	9	9	–	–	–	–	9	–	–
Avro RJ85	18	–	–	8	8	7	3	–	–	18	–	–
Total aircraft	**344**	**229**	**20**	**47**	**296**	**41**	**7**	**241**	**22**	**81**	**45**	**83**

**aircraft are leased to Contact Air*

narrow the sound waves down to a few decimetres. Several flight configurations significantly lowered perceived noise levels on the ground. Technical improvements that reduce aircraft noise could lead to a practicable solution of the contentious issue of night flights in airport expansion plans, such as that at Frankfurt Airport.

Lufthansa also supports research projects which enable science to gain greater knowledge about the impact of air transport on the global atmosphere. The Intergovernmental Panel on Climate Change, a committee of climatology experts set up by the United Nations, has calculated that 3.5 per cent of the greenhouse effect due to human activities is currently caused by air transport.

Lufthansa is stepping up its contribution to the EU MOZAIC research programme. Initially two Lufthansa Airbus A340-300s were used to measure traces of climate-relevant atmospheric gases at cruising altitudes. From May 2003 an additional aircraft will be deployed in the research project. MOZAIC is creating the largest, internationally recognised database for climate research.

In addition, the first A340-600, which will be delivered to Lufthansa in the autumn of 2003, will carry a research container as part of the EU research project CARIBIC. This container will measure 50 atmosphere-relevant traces of gas while in flight. Caribic stands for Civil Aircraft for the Regular Investigation of the atmosphere Based on an Instrument Container. More than ten European research institutes are involved in this project.

Environmental projects by Group companies

For many years LSG Sky Chefs has pursued a strategy of conserving resources and creating innovative environmental technologies. This not only benefits the environment, but also reduces costs.

At its facility at Cologne/Bonn Airport LSG Sky Chefs deploys two innovative energy systems to provide inexpensive and environmentally friendly heat – the first of their kind worldwide to be used in an industrial setting. An earth heat exchanger uses natural geothermal heat at a depth of four metres below the earth's surface, where the temperature is constant throughout the year, and draws the air through a four-kilometre pipe system under the catering facility at the rate of 70,000 m^3 air per hour. This way, the conventional air conditioning system only has to be turned on when it is extremely warm in the summer. In the winter, a heating system delivers the remaining energy until the temperature reaches a comfortable 23° Celsius.

In addition, a mobile latent heat storage unit delivers heat to the LSG Sky Chefs facility in Cologne in an insulated tank which is transported by truck. The heat used is process heat from power plants and manufacturing plants which until now was regarded as waste heat and was released into the atmosphere. Sodium acetate is used as a transport medium. The energy balance is positive. Both systems together reduce the energy-related CO_2 emissions at the Cologne facility by about 60 per cent.

Three Lufthansa Technik bases – at Hamburg, Frankfurt and Berlin-Schönefeld – were revalidated, that is to say re-certified in 2002 according to the European Environmental Management and Audit Scheme (EMAS II) and the international environmental standard ISO 14001. Furthermore, in March 2003 Lufthansa entered into an environmental partnership with the city of Hamburg.

Since 2002 Lufthansa Technik in Frankfurt has increasingly been cleaning aircraft exteriors without using water. A cleaning and polishing paste is used which is applied with re-usable mops and then polished off.

In the previous year, this process was used on about 10 per cent of all aircraft cleaning operations at Frankfurt Airport. Water savings: 360 m^3 per year.

In April 2003 all three of Lufthansa City Line's bases – at Cologne, Munich and Hamburg – will be revalidated in accordance with EMAS II and ISO 14001. The consistent pursuit of environmental goals brings results: reducing the weight of inflight supplies by 5 per cent by using larger plastic (PET) bottles, for example, generated annual cost savings of €500,000.

Lufthansa Cargo is also aware of its particular responsibility towards the environment. The ecological impact of its operations are subject to regular monitoring and a special reporting system, as are the company's economic indicators and quality parameters. Lufthansa's cargo arm has reacted to the decline in business-related demand and reduced its capacity. The resulting improvement in capacity utilisation lowered fuel consumption by 1.4 per cent. The Lufthansa Cargo fleet now needs only 174 grams of kerosene to transport one tonne of freight over a distance of one kilometre.

The commitment to protecting wildlife remains unchanged. Together with the Bavarian Network Project, Lufthansa Cargo supports the rescue and preservation of endangered species. One project focuses on the hump back whale in Australia, which is one of the world's most endangered species. Lufthansa Cargo also cooperates with Pro Wildlife and the Whale and Dolphin Conservation Society and in 1999 was able to obtain exemption from its legal obligation to carry whales and dolphins. Lufthansa Cargo also does not transport birds captured in the wild or primates between third countries. Since May 2001 the airline has not accepted any orders involving the transport of wildlife for commercial purposes.

Support for nature preservation projects
Lufthansa's environmental sponsoring programme has supported the international activities of German nature conservation organisations for many years. These include the Global Nature Fund (GNF) with its global Living Lakes project – a network of 19 lakes and wetlands throughout the world which have great importance as drinking water reserves and provide habitats or resting places for thousands of species of bird. Along with the European Nature Heritage Fund (Euronatur), Lufthansa is seeking to establish a dialogue between environmental and economic interests and promote nature preservation projects in Asia, Europe and the Middle East.

Lufthansa is particularly committed to protecting the crane, which is the airline's emblem and an endangered species. Together with German Society for Nature Conservation (NABU) and the World Wildlife Fund Germany Lufthansa supports the national crane protection group "Kranichschutz Deutschland" which maintains a well-attended crane information and visitor centre in Gross Mohrdorf in the eastern German state of Mecklenburg-Western Pomerania.

Lufthansa shares reinstated in the sustainability indexes
Cost-effectiveness and sustainability are not mutually exclusive, as Lufthansa's reinstatement in the Dow Jones Sustainability Index World and the pan-European Dow Jones Sustainability index STOXX shows. In 2002 the aviation group was again ranked top in the worldwide benchmarking of all listed airlines. Lufthansa's environmental management expertise was rated as "extremely strong" in comparison with other airlines, according to the Swiss firm SAM Sustainable Asset Management Indexes GmbH. The Company's performance in terms of environmental management and ecological efficiency merited particular praise, while its commitment in the social sector was rated as "outstanding".

Lufthansa joins UN Global Compact
At the end of 2002 the Lufthansa aviation group acknowledged its support of the Global Compact, the initiative to promote good corporate citizenship headed by the Secretary-General of the United Nations, Kofi Annan. The Global Compact sets out to persuade globally active corporations, institutions and organisations to voluntarily endorse the basic principles of human rights, labour and the environment. The fundamental aim of this international forum is to make the globalisation process as sustainable as possible for people of all nations.

By joining the UN Global Compact, the Lufthansa Group has emphasised its continuing commitment to meet its environmental and social responsibilities as well as its business objectives.

Fundamental Principles of the "UN Global Compact"

Human Rights	The Secretary-General asks world business to:
	Principle 1: support and respect the protection of international human rights within their sphere of influence; and
	Principle 2: make sure their own corporations are not complicit in human rights abuses.
Labour	The Secretary-General asks world business to uphold:
	Principle 3: freedom of association and the effective recognition of the right to collective bargaining;
	Principle 4: the elimination of all forms of forced and compulsory labour;
	Principle 5: the effective abolition of child labour; and
	Principle 6: the elimination of discrimination in respect of employment and occupation.
Environment	The Secretary-General asks world business to:
	Principle 7: support a precautionary approach to environmental challenges;
	Principle 8: undertake initiatives to promote greater environmental responsibility; and
	Principle 9: encourage the development and diffusion of environmentally friendly technologies.

The business segments of the Lufthansa Group

The companies that are active in the Group's business segments have maintained their market position and, for the most part, surpassed their previous year's result. Their business performance is outlined on the following pages.



The weak overall economic trend slowed the recovery of passenger business. Even so, a marked improvement in the result was achieved. The strict cost-saving programme caused expenses to contract more than revenue.

Good result thanks to finely gauged supply strategy and stringent cost management

In 2002 the Passenger Business segment did not manage to equal the traffic output performance it had achieved in 2000. In the few first months of last year a rapid recovery of the world economy and the demand for air travel services seemed likely. Lufthansa therefore began to cautiously expand its capacity again as from the summer timetable. However, in the third quarter the outlook deteriorated. The Iraq crisis with its consequences for oil prices overshadowed the cyclical revival, while the further sagging share prices on the stock exchanges durably dampened both the propensity to invest and consumer confidence. This tendency was additionally reinforced by the renewed terrorist assaults on Djerba, Bali and in Kenya. The general economic development in our key home market of Germany, in particular, failed to match the expectations. In the

Lufthansa Passenger Business group

		2002	2001	Change in per cent
Revenue	in €m	**10,461.2**	10,632.5	- 1.6
of which with companies of the Lufthansa Group	in €m	**425.5**	449.6	- 5.4
Profit from operating activities	in €m	**698.5**	261.4	167.2
./. net effects from disposal/reversal of impairment losses and valuation at balance sheet date	in €m	**95.1**	109.3	- 13.0
+ result from equity method investments	in €m	**- 87.4**	- 3.4	- 2,470.6
Segment result	in €m	**516.0**	148.7	247.0
Operating result*	in €m	**477.6**	31.7	1,406.6
EBITDA	in €m	**2,437.3**	835.5	191.7
Segment capital expenditure	in €m	**631.7**	1,166.6	- 45.9
of which on investments accounted for under the equity method	in €m	**101.5**	233.7	- 56.6
Employees Average number during the year		**34,021**	33,983	0.1
Passengers	in millions	**43.9**	45.7	- 3.8
Available seat-kilometres	in billions	**119.9**	126.4	- 5.2
Revenue passenger-kilometres	in billions	**88.6**	90.4	- 2.0
Passenger load factor	in per cent	**73.9**	71.5	2.4 P.

**For derivation see the Operating result table on page 98*


120%
110%
100%
90%
80%
1998
1999
2000
2001
2002

Trend in average yields
Lufthansa Passenger Business group
Index 1997 = 100

Average yields per passenger
Average yields per revenue passenger-kilometre

fourth quarter the weak overall economic momentum specifically depressed demand for business travel – and the trend in average yields, which had been positive until then, worsened. Another negative influence was the growing competition in the continental European network. In 2002 Lufthansa German Airlines recorded a drop in passenger numbers for the second year running.

The Passenger Business segment result for 2002 essentially comprises Lufthansa German Airlines and Lufthansa CityLine.

Good result achieved

Despite the unfavourable operating environment, the Passenger Business segment succeeded in posting a good result. The segment result of €516m was €367m higher than in 2001. The chief ingredients in this fine performance were the careful attunement of supply to demand and the stringent cost management regime, which we introduced Group-wide in autumn 2001 in the wake of the terror attacks and rigorously maintained throughout last year.

Total revenue was 1.6 per cent down on the year at €10.5bn. €9.7bn of this total was traffic revenue. It declined over twelve months by 1.4 per cent and thus less than the 2.0 per cent fall in the sales volume, as average yields showed a positive trend in the first nine months of 2002. Other segment income, too, decreased by 1.8 per cent. Consequently, Passenger Business generated total segment income of €11.7bn. Thanks to successful cost management, operating expenses were lowered by 4.8 per cent to €11.2bn.

The segment's capital expenditure shrank by €473m to €694m owing to the Group-wide investment freeze imposed in autumn 2001. It was devoted primarily to acquisitions of and advance payments on aircraft. Lufthansa deployed one new Airbus A310 and Lufthansa CityLine put five new Canadair Jets into operation.

Renewed drop in traffic output

In the year under review 43.9 million passengers flew with Lufthansa and Lufthansa CityLine, which was 3.8 per cent fewer than in 2001. The amount of capacity sold decreased by 2.0 per cent to 88.6 billion revenue passenger-kilometres. As we concurrently reduced our available capacity by 5.2 per cent to 119.9 billion seat-kilometres, we were able to improve the passenger load factor by 2.4 percentage points to 73.9 per cent.

In 2002 we maintained a flexible approach to designing the flight schedule. Capacities were cautiously stepped up in areas where we anticipated good results. Thus in the intercontinental schedule we successfully expanded our routes to China and South Africa. In the Americas and Europe traffic regions our capacity in December 2002 was lower than the level which had prevailed at the end of 2000.


Supply, demand and passenger load factor
Lufthansa Passenger Business group
in billions of passenger-kilometres and per cent
160
120
80
40
0
billion
1998
1999
2000
2001
2002
75
74
73
72
71
%

Available seat-kilometres
Revenue passenger-kilometres
Passenger load factor in per cent

Trends in the individual traffic regions

Europe including Germany

In the Europe traffic region as a whole Lufthansa and Lufthansa CityLine carried 34.4 million passengers, or 5.1 per cent fewer than in 2001. Of these, 6.2 million passengers flew with Lufthansa CityLine. The regional airline was able to increase its total passenger count by 3.3 per cent since, as part of our restructuring of the flight schedule, its smaller jets flew many routes which had previously been served by Boeing 737s or Airbus A319s.

Overall output contracted as a result by 6.9 per cent. At the same time the passenger load factor improved by 1.5 percentage points to 62.5 per cent because the sales volume declined by only 4.6 per cent compared with the previous year. In the fourth quarter our flexible fares concept, especially in Germany, boosted demand appreciably.

The traffic revenue of €5.0bn was 3.4 per cent down on 2001 on account of the negative development of average yields in this traffic area.

North America

The volume of passengers carried on North Atlantic routes stabilised in the course of the year and, at 4.5 million, came close to equalling the previous year's figure. The finely gauged adjustment of capacity (–7.1 per cent), coupled with just a 2.2 per cent erosion of the sales volume, actually pushed up the passenger load factor by no less than 4.1 percentage points to 79.8 per cent. Traffic revenue, too, was lifted by 0.8 per cent to €2.0bn.

In the first few months of 2002 Lufthansa reduced flight frequencies or deployed smaller aircraft on North Atlantic routes, yet continued to serve all existing routes and destinations. We then gradually increased capacities as the year wore on. A particularly pleasing trend was shown by the Business Jet link introduced in May 2002 between Dusseldorf and New York/Newark, which is served by the Swiss airline PrivatAir.

South America

In the South America traffic region we cut available capacity by 21.6 per cent. In the 2001/2002 winter timetable we had already suspended operations to Rio de Janeiro and Bogotá in response to the general economic slump in South America and the weaker demand for premium services. The contraction of supply was mirrored by the sales volume, which decreased by 21.4 per cent. This enabled us to maintain the passenger load factor at the very high level of 78.0 per cent. The number of passengers carried on South

American routes in 2002 fell by a similar margin of 23.9 per cent. Traffic revenue amounted to €0.3bn, which was 24.1 per cent less than in 2001.

Middle East

Despite the difficult political situation in the Middle East traffic region, Lufthansa achieved a passenger total of 0.5 million on a par with the previous year. Traffic revenue likewise matched the prior-year level at €0.2bn. The sales volume developed very well, surpassing the 2001 sales figure by 1.8 per cent despite a 4.5 per cent drop in output. This boosted the passenger load factor by 4.4 percentage points to 71.3 per cent.

Africa

We made our highest and – apart from Asia/Pacific – only increase in supply in the Africa traffic region. Among other things, the new Munich–Johannesburg and Frankfurt–Abuja (Nigeria) connections that were inaugurated last year made a noticeable impact. However, the 12.8 per cent increase in output was not fully accommodated in the market. Sales rose by 10.8 per cent, which was 2.0 percentage points less than the extra capacity on offer. As a result, the pas-

Trends in individual traffic regions
Lufthansa Passenger Business Group

	Net traffic revenue Passenger Business in €m External revenue		Number of passengers in thousands		Revenue passenger-kilometres in millions		Available seat-kilometres in millions		Passenger load factor in per cent		Number of destinations in the Lufthansa network*	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Europe	5,021.6	5,198.2	34,434	36,292	23,201.9	24,330.8	37,145.8	39,907.2	62.5	61.0	150	154
North America	1,964.5	1,948.1	4,488	4,499	30,573.8	31,249.1	38,310.2	41,257.6	79.8	75.7	96	107
South America	281.6	370.9	547	719	4,876.1	6,201.4	6,251.6	7,977.7	78.0	77.7	10	12
Middle East	201.8	192.2	527	523	1,990.1	1,955.1	2,792.0	2,923.8	71.3	66.9	10	12
Africa	329.3	306.1	905	811	4,382.5	3,955.5	6,060.2	5,372.1	72.3	73.6	18	19
Asia/Pacific	1,917.9	1,832.5	2,996	2,810	23,464.4	22,623.6	29,198.9	28,858.5	80.4	78.4	43	35
Total scheduled services	9,716.7	9,848.0	43,897	45,652	88,488.9	90,315.5	119,758.7	126,296.8	73.9	71.5	327	339
Extra charters	8.5	10.4	52	52	81.1	73.0	118.2	103.5	68.6	70.5	–	–
Total	9,725.2	9,858.4	43,949	45,704	88,570.0	90,388.5	119,876.9	126,400.3	73.9	71.5	–	–

**incl. code-share services, without ground transportation (bus/train services).*

Star Alliance 2003
Total offer of the partner airlines in summer 2003*

	2003
Daily flights	11,200
Fleet	2,000
Number of destinations	709
Countries served	128

according to planned schedule as of February 2003

senger load factor fell by 1.3 percentage points to 72.3 per cent. The number of passengers grew by 11.6 per cent to 0.9 million. Traffic revenue climbed by 7.6 per cent to €0.3bn.

Asia/Pacific

The most gratifying development was seen on routes in the Asia/Pacific region. The passenger volume expanded by 6.6 per cent to 3.0 million. The moderate (+1.2 per cent) increase in supply was distinctly exceeded by the sales growth (+3.7 per cent). This pushed up the passenger load factor by a further 2.0 percentage points to the new record score of 80.4 per cent. With stable average yields, traffic revenue rose by 4.7 per cent to €1.9bn. Lufthansa notably supplemented its China programme last year in line with the rising demand by launching a new service between Munich and Shanghai.

Cost of materials lowered by 9.4 per cent

The rigorously pursued cost management restricted the segment expenses of the Lufthansa Passenger Business group to €11.2bn, a year-on-year decrease of 4.8 per cent. The cost of materials was lowered by as much as 9.4 per cent to €5.1bn. Fuel costs plunged by no less than €227m or 17.2 per cent to €1.1bn. With a virtually unchanged price hedging result, this reflected the lower average kerosene price in 2002 as well as the volume and cross-currency effects due to the lower output and the euro's appreciation against the US dollar. Fees and charges developed in parallel with the traffic volume, declining by 3.1 per cent. The lower output, too, led to savings on the cost of inflight services and ground handling charges. Costs were additionally held down by the halting of planned projects and the renegotiation of existing contracts, for example for crew hotels or crew transportation providers, as part of the overall package of retrenchment measures.

By contrast, the cost of insuring the fleet soared by over 200 per cent in the wake of the terrorist assaults of 11 September 2001.

Employee total at prior-year level

The Passenger Business segment employed 34,021 people on average in 2002; this was 0.1 per cent more than in the previous year. Of this total, 2,285 were on the payroll of Lufthansa CityLine. Staff costs totalled €2.0bn, a year-on-year rise of 0.8 per cent; this was due to higher provisions for retirement benefits. Wage and salary costs, on the other hand, decreased by 1.1 per cent compared with 2001. This reflected the positive impact of the cost-cutting agreements made with the trade unions and employees.

The hubs of Lufthansa and its partner airlines

In the 2003 summer timetable Lufthansa's route network encompasses 332 destinations in 88 countries – 23 in Germany, 125 in Europe, 111 in the Americas, 43 in the Asia/Pacific region and 30 cities in the Africa/Middle East region. They are served non-stop via Lufthansa's hubs in Frankfurt and Munich and via the hubs of Lufthansa's partner airlines.

New partners for the Star Alliance

In 2002 the Star Alliance extended its position as the leading global airline partnership. Since its creation five years ago the partners have harmonised many rules and systems, established a common presence at airports and developed joint services with a view to making air travel smoother and more comfortable. And they have also harmonised their frequent flyer programmes. Following a recent innovation known as Mixed Awards, flights booked with different partner airlines can now be combined in a single premium ticket.

In the difficult operating year 2002 the Star Alliance also proved itself in other fields. The pooling of lounges and airport processing with our partners led to cost reductions. A new agreement on the ground handling of United Airlines passengers in Germany is yielding extra revenue and boosting productivity. In summer 2002 the admission of further airlines – LOT Polish Airlines, Spanair and Asiana (South Korea) – to the Alliance was agreed, while the membership of Ansett Australia was formally ended by the airline's bankruptcy.

The largest airline in the Star Alliance – United Airlines – filed for Chapter 11 bankruptcy protection on 9 December 2002. This procedure under US law gives the party in question a breathing space in which it can try to set up and implement a business plan to lead the company out of crisis. As United Airlines will continue to operate its flights during this period, no consequences are expected for Lufthansa and the Star Alliance.

Close collaboration with bilateral partners

The multilateral Star Alliance is supplemented by Lufthansa's bilateral partnerships, which feature varying degrees of integration. One of our premier non-European partners is Air China. This cooperation enabled the two partners to significantly increase the number of flights between Germany and China.

Particularly pleasing progress was shown by the two-way link with our Italian partners. Last year Air One gained additional market shares after expanding its fleet from 17 to 27 Boeing 737s and has thus become the second largest Italian airline. Air Dolomiti not only increased its feeder flights to Lufthansa's Munich hub but also commenced new direct connections to other European destinations.

Our cooperation with Eurowings has started well. The task of integrating the Eurowings flights into Lufthansa's network is complete, and the entire Eurowings fleet comprising 42 aircraft is now flying in a joint venture arrangement with Lufthansa. In the year under review Eurowings began to convert its fleet from turboprops to regional jets. With its subsidiary Germanwings our partner entered the growing no-frills market in November 2002. Germanwings operates out of Cologne/Bonn with eight Airbus A319/320s and offers up to 58 daily flights to 19 destinations in Germany and other European countries.

Amid a difficult setting the Lufthansa Group's logistics specialist lifted sales in 2002 and, despite falling traffic revenue, posted a profit of €168m. The quality of its products and the extension of its alliances and partnerships played a key role in this.

Lufthansa Cargo posts a significantly improved result

The pace of growth of the global economy failed to pick up in 2002. The upturn that had been expected for the third quarter did not occur, the continuing fears of war and terror as well as the renewed share price slump on the stock exchanges dampened business momentum in the major economic regions of North America, Europe and Japan.

The upshot of all this was that the demand for air freight transportation services stagnated at the low level seen in 2001. This was accompanied by a price decline triggered by excess capacity in individual markets.

Lufthansa Cargo AG

		2002	2001	Change in per cent
Revenue	in €m	**2,350.5**	2,437.6	-3.6
of which with companies of the Lufthansa Group	in €m	**12.0**	16.0	-25.0
Profit from operating activities	in €m	**640.5**	65.0	885.4
./. net effects from disposal/reversal of impairment losses and valuation at balance sheet date	in €m	**476.0**	0.0	–
+ result from equity method investments	in €m	**3.1**	0.5	520.0
Segment result	in €m	**167.6**	65.5	155.9
Operating result*	in €m	**122.5**	41.5	195.2
EBITDA	in €m	**758.0**	182.6	315.1
Capital expenditure on tangible and intangible assets	in €m	**9.0**	128.7	-93.0
Employees Average number during the year		**5,207**	5,411	-3.8
Cargo and mail	in thousand tonnes	**1,625**	1,656	-1.9
Available tonne-kilometres	in millions	**10,748**	11,280	-4.7
Revenue tonne-kilometres	in millions	**7,158**	7,081	1.1
Load factor	in per cent	**66.6**	62.8	3.8 P.

For derivation see the Operating result table on page 98


Trend in average yields per revenue tonne-kilometre freight/mail
Index 1997 = 100
115%
110%
105%
100%
95%
90%
1998
1999
2000
2001
2002

Lufthansa Cargo adjusted to this difficult operating climate and early on withdrew capacity from the market. Since the freight space in the bellies of passenger airlines also contracted owing to the reduction of passenger flight supply, the total available air cargo capacity was a clear 4.7 per cent less than in 2001. As the sales volume was actually raised at the same time by 1.1 per cent, the cargo load factor improved vis-à-vis 2001 by 3.8 percentage points to 66.6 per cent.

Of all the traffic regions, Asia/Pacific showed the best performance: both the volume transported (+11.3 per cent) and the sales total (+7.2 per cent) grew in this region, whereas these numbers were down over twelve months in the other traffic regions.

However, the deliberate tailoring of capacity to this weaker demand more than offset these declines, with the result that Lufthansa Cargo achieved a higher rate of utilisation in America and Europe, too. Only in the Africa/ Middle East region was the cargo load factor slightly lower than a year earlier.

Lufthansa Cargo markets the freight capacities of Lufthansa, Lufthansa CityLine, Condor, Spanair and Sun Express. Since April 2002 the company has used the European network of DHL Worldwide Express for its night-flight programme.

Result lifted to €168m

The price decline in the air freight market caused Lufthansa Cargo's traffic revenue to fall by 3.7 per cent to €2.3bn. Since the earnings from cargo carriage make up almost its entire revenue, the total revenue of €2.4bn was likewise 3.6 per cent down on the year. The segment's total operating income came to €2.6bn (–2.9 per cent).

Operating expenses declined by no less than 6.9 per cent since Lufthansa Cargo, too, maintained a strict cost management regime. Despite the unfavourable overall setting, the company thus managed to lift its segment result by €102m to €168m.

On the expenses side, fuel costs shrank by €57m or 18.5 per cent to €250m. The chief factors that made this possible were the lower prices, reduced consumption and the more favourable dollar/euro parity. Staff costs, however, went up by 4.0 per cent to €347m following the increased salary package for cockpit personnel agreed in 2001. On average in 2002 Lufthansa Cargo employed 5,207 men and women, which was 3.8 per cent fewer than in 2001.


Supply, demand and freight/mail load factor
in billions of tonne-kilometres and per cent
12
9
6
3
0
billion
1998
1999
2000
2001
2002
69
67
65
63
61
%

Available tonne-kilometres
Revenue tonne-kilometres
Freight/mail load factor in per cent

Capital expenditure

In 2002 Lufthansa Cargo's capital expenditure plummeted by €120m to just €9m. This was a consequence of the investment freeze introduced in autumn 2001 and also of the conclusion of the fleet renewal programme in the previous year. The capital formation in 2002 was spent on improving the IT and on-the-ground infrastructure.

On 31 December Lufthansa Cargo's fleet consisted of 14 MD-11s and eight Boeing 747-200 freighter aircraft.

Products and quality

The present market and competitive development has prompted Lufthansa Cargo to review its strategic orientation. The company intends to position itself as before as the "Number One for worldwide premium air freight solutions". Its core business is airport-to-airport services. In 2002 its premium products accounted for 35.7 per cent of overall traffic revenue. In the past year the product range was extended to include to-door services for express freight and perishable goods.

Lufthansa Cargo is seeking to counter the pronounced cyclicality of its business by means of long-term master agreements. The basis for this is the rental for a protracted period of defined cargo hold capacities at fixed prices. By the end of 2002 around 800 of these capacity purchase agreements had already been signed.

In the field of quality management Lufthansa Cargo is relying on the internationally recognised Business Excellence model of the European Foundation for Quality Management. The aim is to maintain the performance standard at the highest level and even to improve it further. A rise of 1.3 percentage points to 91.9 per cent was recorded last year in the Cargo Quality Index, which the company constantly uses to measure the quality of the services it provides.

In the field of distribution the emphasis is being placed on activities aimed at extending electronic booking channels. Global Freight Exchange (GF-X), the Internet-based air freight marketplace, was chosen as the favoured electronic booking channel. Lufthansa Cargo now offers not only td.Flash but also td.Pro on GF-X.

GF-X links forwarders and airlines via the Internet. Forwarders can additionally book Cargo's complete product and service range online via the globally accessible eBooking portal. Lufthansa Cargo's own website likewise offers a wide platform for services,

The WOW alliance
Total offer of the partner airlines

	2003
Hubs	Frankfurt, Cologne (Lufthansa Cargo) Copenhagen, Stockholm, Oslo, Gothenborg, Newark (SAS Cargo) Singapore (Singapore Airlines Cargo) Tokyo/Narita (Japan Airlines Cargo)
Destinations	523 worldwide
Countries served	103 worldwide
Continents	5
Fleet	43 cargo aircraft and 767 passenger aircraft

booking, tracking, product description and information. Some 3,400 bookings per week are now made via the company's eChannels, and the share of electronic bookings at end-2002 had already reached 8.1 per cent.

Affiliates, alliances, partnerships
In 2002 WOW evolved into the world's foremost logistics alliance. Its members are Lufthansa Cargo, Singapore Airlines Cargo, SAS Cargo and, since July, also Japan Airlines Cargo. The collaborative venture now has a joint fleet of 43 dedicated freighter aircraft as well as the belly capacities of 767 passenger aircraft. The respective express freight products, the standard freight product and the Large and Heavy Express product have meanwhile all been harmonised.

In addition, WOW maintains bilateral partnerships with Air China, South African Airways, LAN Chile, Cathay Pacific, Korean Air, Eva Air and Air New Zealand.

A focus of the activities with affiliates was the strategic alliance with Deutsche Post World Net AG. Although the Lufthansa Group has since sold its minority holding in DHL International Ltd. to Deutsche Post, the joint operational activities in Europe were stepped up and the two sides agreed to examine a possible collaboration in the intercontinental segment.

A key role in Cargo's corporate development is played by the Business Partnership Programme under which the participating forwarders closely tie their operations to the services of Lufthansa Cargo. The forwarders taking part in the programme now generate around 40 per cent of the revenue.

Lufthansa Charter Agency GmbH, which was spun off last year to form an autonomous business entity responsible for further developing Lufthansa Cargo's charter business, has successfully established itself in the market. Another subsidiary which got off to a good start is time:matters GmbH, which conducts business with the same-day transportation of small shipments.

Despite the fiercer competitive situation in the MRO sector, Lufthansa Technik gained new clients in 2002 and consolidated its market leadership. The segment profit of €215m is a 39 per cent improvement on last year's result.

The Lufthansa Technik group expands further and increases its result

The crisis in the airline industry also affected the maintenance, repair and overhaul (MRO) sector last year with the expected time-lag. The grounding of many commercial aircraft depressed the demand for MRO services, and competition became even fiercer. Worldwide the turnover of the MRO industry plummeted by between 15 and 20 per cent. The Lufthansa Technik group held up well in this difficult market environment. The company profited from its modern product portfolio and from the cost and capacity management measures initiated back in autumn 2001.

Lufthansa Technik group*
Group financial statements according to IAS

		2002	2001	Change in per cent
Revenue	in €m	**2,808.3**	2,834.8	-0.9
of which with companies of the Lufthansa Group	in €m	**1,185.6**	1,293.9	-8.4
Profit from operating activities	in €m	**205.0**	145.4	41.0
./. net effects from disposal/reversal of impairment losses and valuation at balance sheet date	in €m	**-**	0.1	-100.0
+ result from equity method investments	in €m	**9.8**	9.2	6.5
Segment result	in €m	**214.8**	154.5	39.0
Operating result**	in €m	**176.4**	130.3	35.4
EBITDA	in €m	**297.2**	233.3	27.4
Segment capital expenditure	in €m	**67.8**	64.8	4.6
of which on investments accounted for under the equity method	in €m	**0.6**	-	-
Employees Average number during the year		**16,116**	13,194	22.1

**Previous year's figures not directly comparable due to changes in the group of consolidated companies.*
***For derivation see the Operating result table on page 98*

Revenue share 2002 by business area


Aircraft Overhaul Services
and XXL/Business Jet Completion
18%
Engine
Services
36%
Aircraft
Maintenance
23%
Component
Services
21%
Others
2%

The range of consolidated companies making up the Lufthansa Technik group was expanded in 2002 by the inclusion of four further enterprises: Lufthansa Technik Philippines, Inc., Manila, Philippines; Shannon Aerospace Ltd., Shannon, Ireland; Hawker Pacific Aerospace Inc., Sun Valley, USA and Hawker Pacific Aerospace Ltd., Hayes, United Kingdom. This hampers comparability with the 2001 figures.

Market leadership impressively confirmed
Despite the sharpened competitive situation in 2002, Lufthansa Technik succeeded in clinching 115 new contracts with a combined revenue of €215m. The 35 new clients included Siberia Airlines – Technik's first customer from the CIS states with a TTS® (Total Technical Support) contract for the Airbus A320. In the United States Lufthansa Technik managed to attract American Airlines as its first major carrier for the maintenance of PW 4000 aero-engines.

In 2002 the Lufthansa Technik group worked on orders for 378 clients worldwide, which was 8.9 per cent more than in the previous year. The number of aircraft under its care rose by 16.7 per cent to 845.

In a survey of the sector conducted by the renowned US trade magazine *Air Transport World,* Lufthansa Technik was placed first in all MRO categories – an impressive testimony to its leading position in the industry.

Result lifted by 39 per cent
The newly consolidated Lufthansa Technik group generated revenue of €2.8bn in 2002; this was 0.9 per cent less than in the previous year. Excluding the newly consolidated companies, revenue would have dropped by as much as 6.9 per cent. Whereas revenue generated with the Lufthansa Group's airlines decreased by 8.4 per cent owing to capacity reductions, the new MRO group succeeded in expanding business with outside companies by 5.3 per cent. This raised its share of external revenue to 58 per cent of total revenue.

Stringent cost management made it possible to reduce expenses by 1.6 per cent to €2.8bn, with the cost of materials being lowered by no less than 8.9 per cent.

The Lufthansa Technik group posted a segment profit of €215m in 2002, thus surpassing the outstanding result in 2001 by a further €60m or 39.0 per cent. Of this, the MRO segment's parent company Lufthansa Technik AG alone accounted for €52m.


Revenue of Lufthansa Technik group
in €m
3,000
2,500
2,000
1,500
1,000
500
0
m
1998
1999
2000
2001*
2002*

Revenue with other Lufthansa Group companies
External revenue

*High increase due to changes in the group of consolidated companies.

Segment capital expenditure
The segment's capital expenditure increased moderately by 4.6 per cent to €68m. It was largely invested in spare engines, buildings and technical plant.

Trainee programme extended
The Lufthansa Technik group employed a total of 16,116 staff on average in 2002. This was 2,921 or 22.1 per cent more than in 2001. The change in the group of consolidated companies on its own boosted the segment's headcount by 2,514 employees. Despite the unfavourable overall operating setting, the planned trainee programme was continued during the year under review.
In August the largest intake of trainees to date began their courses, comprising 315 youngsters in industrial and, for the first time, also in commercial and IT-related professions. At the end of the year 871 young people were undergoing apprenticeships or traineeships with the Lufthansa Technik group.

Product innovations
Lufthansa Technik has developed the product Total Asset Support (TAS®) for the growing market of leasing companies. Under this agreement Lufthansa Technik assumes responsibility for the technical upkeep and hence value preservation of the leased asset.

Lufthansa Technik, together with Lufthansa Systems, further refined the IT network structures of Cisco Systems and gained for it the official authorisation for the specific needs of airlines. In this way the technical foundations were laid for high-performance inflight Internet access.

Last year Hawker Pacific UK added the Boeing 777 to its landing gear maintenance programme. Within the Lufthansa Technik group landing gear is now maintained at sites in Germany, the United States and the United Kingdom. Together they have a global market share of 25 per cent.

Worldwide network expanded
In spite of the difficult operational climate, Lufthansa Technik persisted with its strategy of expanding its worldwide network of high-quality service stations. In 2002 Lufthansa Technik Budapest commenced aircraft overhauls with a Boeing 737 check, while Lufthansa Technik Shenzhen in China began with the maintenance of thrust reversers.
In June a joint venture was set up with Air Malta – Lufthansa Technik Malta – which is to take on responsibility within the group network for C-Checks on the Boeing 737 and the Airbus A320.

Lufthansa Technik now has a direct or indirect participating interest in 33 companies. Including Ameco Beijing, they generated revenue in 2002 of around €1.5bn and together employed some 11,900 people at the end of the year.









Passenger airline and cargo alliances

Five years after its founding, the Star Alliance has scored a number of successes. The first truly global alliance, it has now emerged as the most popular alliance worldwide. This was confirmed in December in a survey by the US "Business Traveler" magazine, which voted it the best alliance by far. Besides the five founding members, a further nine reputed airlines also belong to Star, and another three will join during 2003.

Preparations for the accession of LOT Polish Airlines are in full swing and the company's IT systems are currently being modified by Lufthansa Systems in order to ensure a smooth cutover. Working groups from both companies have been meeting regularly to work through the comprehensive standard specifications manual and familiarise themselves with the new systems.

Customer orientation is the outstanding feature of the Star Alliance. Key elements are an extensive network, fast transfers and services, recognition of frequent travellers by all partners and harmonised frequent flyer programmes. The precondition for harmonising services was StarNet, an intelligent IT system that enables the partner airlines to communicate with one another and exchange customer data, despite differences in their computer systems. Status customers have access to a total of 500 lounges worldwide, while at more and more airports Star Alliance partner airlines are housed under one roof and, increasingly, are using synergies in order to cut costs.


WOW™

Powering world trade
www.wowtheworld.com
Lufthansa Cargo


Cargo


CARGO

JALCARGO


Lufthansa Cargo


Lufthansa
Priority
Check-in
First
Class
Business
Class
Lufthansa
STAR ALLIANCE

Harmonisation of the member airlines' services and systems is progressing well under the direction of a management team made up of representatives of the member airlines who meet several times a year. This not only enhances cooperation between the partners, but also promotes a greater sense of belonging.

Lufthansa is also a member of a global cargo alliance. In October 2001 Lufthansa Cargo, SAS Cargo and Singapore Airlines Cargo founded WOW, and announced that they would be harmonising their products. In the meantime, Japan Airlines Cargo has joined the alliance. Standard product and service guarantees under the motto "Seamless, Safety and Control" already apply to three services – Premium Express, standard freight and Large and Heavy Express. The partners have also agreed on the relevant IT support as well as common standards and handling processes in order to guarantee a reliable and uniform service.

Through their close cooperation the member airlines aim to provide a significantly extended network for their customers. Harmonised systems are essential for transporting express cargo seamlessly across the entire network of all the WOW partners.

In order to develop further services, the four partner airlines have set up special teams that meet regularly to discuss their projects. Our photo was taken at the last meeting at Lufthansa Cargo in Frankfurt in January 2003.





Expert network management optimises revenues

Two of the factors contributing to the excellent result achieved in 2002 were Lufthansa's skilful adjustment of capacities and its successful system of yield management. Credit for this goes to the Network Management department set up by the airline. It allocates capacities to the various markets and assigns available seats to the different booking classes. Staff rely on a sophisticated electronic forecast management system, which supplies all the necessary data and information. Booking trends are also monitored so that capacities can be adjusted to the actual demand at short notice. Network Management constantly adjusts this data. For example, if a situation changes suddenly because of a natural disaster or geopolitical and economic developments, or if a competitor abandons a route, the relevant data may be entered manually. To keep their information up-to-date, staff remain in close contact with field sales and station managers. Close monitoring of the forecast quality is important, too. After all, the aim of network management is always to optimise revenues and ensure the profitability of Lufthansa's flight schedules.









Additional revenue from the lease of thrust reversers
Professional marketing of air-frame-related components in the materials pool is one of the more than 400 D-Check projects designed to generate additional cash flow in the Lufthansa Group. The main money-spinners are thrust reverser halves, but engine core fairings and radomes are also in demand.

Reverser halves are worth up to one million US dollars, and are therefore too expensive to be allowed to lie unused for long periods in the spare parts inventory. Lufthansa Technik offers spare reversers for exchange worldwide or on loan. Customers can thus be offered a replacement while their component is being overhauled by Lufthansa Technik. Of course, supplying the Lufthansa fleet is the top priority, and existing customer agreements must also be honoured. But often the company has sufficient capacity for additional third-party business, which brings in extra revenue. If there are bottlenecks, the materials pool can fall back on the network of ARC bases in Hamburg, Tulsa and Shenzhen. Lufthansa Technik also maintains contacts with other suppliers who can provide spare parts. The first port of call is AirLiance Materials in Chicago.

The outcome of these efforts is impressive. Besides enhancing market opportunities through the offer of spare parts during component overhaul, Lufthansa Technik succeeds in generating millions in additional earnings.





Loadsheet on a handheld

As part of the ongoing D-Check project, Lufthansa is introducing handheld computers to speed up its aircraft handling processes. The new handhelds provide direct wireless LAN access to all the relevant data in the Lufthansa IT system. The ramp agent or the loadmaster can even retrieve the aircraft's complete loadsheet onto the A5 display screen. This avoids time-consuming telephone calls or paper documents, and enables staff to resolve problems that crop up quickly and flexibly. The system is currently being tested in flight operations at Frankfurt and Stuttgart. Preliminary results are encouraging and have aroused hopes that the target of raising efficiency and improving productivity can also be achieved in ground handling.

Finding a suitable device, however, was a challenge for the project team. After all, the display must be perfectly legible, even in bright sunshine. Another requirement was that it must be weatherproof, because aircraft have to be loaded and made ready for take-off even in rainy, icy and snowy conditions.

The handhelds will soon be in use at all German airports. The precondition, however, is a functioning LAN radio network. Lufthansa Cargo is also considering introducing these compact devices.









Allegro improves punctuality
Punctuality is an important image factor for Lufthansa, which is why the airline has implemented a number of measures to combat delays in scheduled take-off and landing times. The "Operational Excellence" project has made impressive progress. Processes have been optimised, flight schedules modified, and a reserve fleet created.

Europe's first Hub Control Center in Europe was set up at the instigation of Hub Management in Frankfurt in order to coordinate ground-handling processes. Now all the partners involved work under one roof. All this has helped to ensure that today Lufthansa is once again the most punctual airline in Europe.

In addition, a new system introduced in the summer of 2002 has identified further potential for improvements in routine operations. Allegro (Ascending to a superior level of excellence in ground operations) records the exact length of each of the 25 ground-handling processes, which are then analysed, making it possible to pinpoint weak spots. Timings for the individual processes are then defined and timekeeping interfaces created. In addition to the time stamps, which are operated manually, many timing devices are set fully automatically at the beginning and end of the individual work processes. This applies, for example, to the opening and closing of the aircraft doors or the start of refuelling. The cabin crew reports "boarding complete" by pressing a button that is built into every jetway in Frankfurt.

Allegro compares the target times and the actual times for individual processes. The values that are thus defined serve as the basis for analysing processes and weak points. The data is included in a weekly report, which provides the first indications of problem areas. All staff involved can thus trace the cause of the problem and work towards improvements. Despite this revolutionary system, the personal commitment of the people involved determines the success or failure of any measures that are introduced.

In 2002 the structural integration of LSG and Sky Chefs was concluded. The catering group responded to the subdued trend in the airline sector with efficiency-boosting and cost-cutting measures and earned a segment result of €8m.

LSG Sky Chefs group achieves turnaround and posts positive segment result

The business performance of the Catering segment in 2002 continued to be handicapped by the consequences of 11 September 2001, the muted overall economic development and the weak financial position of the airline industry, particularly in the United States. The downswing in this most important market for the airline catering sector persisted. In the year under review many carriers reduced their flight programme, stopped offering an inflight service on short-haul routes and obliged catering enterprises to make price concessions. In Europe, too, the recovery process was hampered by the weak cyclical momentum; only the Asia/Pacific region managed to regain the traffic figures achieved in 2000. This unfavourable setting had a negative impact on the result of the LSG Sky Chefs group.

LSG Sky Chefs group*

		2002	2001	Change in per cent
Group revenue	in €m	**3,075.8**	2,515.4	22.3
of which with companies of the Lufthansa Group	in €m	**446.1**	448.8	-0.6
Profit/loss from operating activities	in €m	**111.8**	-858.2	–
./. net effects from disposal/reversal of impairment losses and valuation at balance sheet date	in €m	**115.8**	0.0	–
+ result from equity method investments	in €m	**11.8**	-11.0	–
Segment result	in €m	**7.8**	-869.2	–
Operating result**	in €m	**-93.8**	-212.3	55.8
EBITDA	in €m	**334.4**	-223.5	–
Segment capital expenditure	in €m	**103.7**	1,380.0	-92.5
of which on investments accounted for under the equity method	in €m	**–**	–	–
Employees Average number during the year		**35,138**	28,962	21.3

*Previous year's figures not directly comparable due to changes in the group of consolidated companies.
**For derivation see the Operating result table on page 98

Revenue LSG Sky Chefs group
in €m


3,000
2,500
2,000
1,500
1,000
500
0
m
1998
1999
2000
2001*
2002*

Revenue with other Lufthansa Group companies
External revenue

*High deviation due to consolidation of LSG Sky Chefs group USA from 1 June 2001.

The financial statements for 2002 include the LSG Sky Chefs group USA for a full year, whereas in 2001 that group was consolidated only after its complete acquisition as from 1 June. Other new additions to the group were the catering enterprises in the Baltic states, South Africa and Belgium. These changes considerably distort year-on-year comparisons. The LSG Sky Chefs group now comprises 175 companies, of which 129 are fully consolidated.

Positive segment result earned
In the 2002 financial year the LSG Sky Chefs group generated revenue of €3.1bn; this was 22.3 per cent more than in 2001 and was attributable to the expansion of the group of consolidated companies. Adjusted for that effect, the revenue total would have declined by 7.9 per cent. Revenue earned from other companies in the Lufthansa Group also fell by 0.6 per cent to €446m. Of the revenue generated by the LSG Sky Chefs group, 68.6 per cent was attributable to the Airline Catering business, 19.5 per cent to Chef Solutions (Convenient Meal Solutions) and 11.9 per cent to the group's other business activities. After adding other segment income, the Catering segment shows a total operating income of €3.2bn.

Segment expenses were lowered by 7.1 per cent to €3.2bn. Depreciation and amortisation expense plummeted by 66.5 per cent as in 2001 this item had included extraordinary impairment losses on the goodwill of the LSG Sky Chefs group USA. The cost of materials grew in line with revenue by 22.6 per cent to €1.3bn; staff costs, too, rose by 16.4 per cent to €1.3bn.

In 2002 the LSG Sky Chefs group achieved the turnaround and – as forecast – posted a slightly positive segment result of €8m. In 2001 it had incurred a loss of -€869m.

Capital expenditure
The capital expenditure of the LSG Sky Chefs group last year amounted to €104m. It was invested in infrastructure projects as well as in the takeover of a catering facility in Belgium from the former national flag carrier Sabena. In 2001 capital spending had totalled €1.4bn owing to the purchase of the outstanding shareholding in the LSG Sky Chefs group USA.


Revenue share 2002 by business area
Business segments
Chef Solutions 19.5%
Other activities 11.9%
Airline Catering 68.6%
Airline Catering revenue in individual regions
Asia/Pacific 3.5%
North/South America 51.6%
Europe/Africa/Middle East 44.9%

Integration of LSG and Sky Chefs completed

In the year under review the structural integration of LSG and Sky Chefs, which was begun at the end of 2000, was brought to a successful conclusion. Core projects were the new global management structure, the creation of joint procedures for optimising procurement and revenue and a programme to boost the efficiency and quality of the production processes, plus the introduction of a uniform system for the group's financial management. All this exerted a positive influence on the course of business and paved the way for the positive segment result.

The integration of LSG and Sky Chefs has created the world's leading catering company. The LSG Sky Chefs group is active in the segments Airline Catering, Chef Solutions and in other related businesses.

The Airline Catering segment reacted to the subdued course of business with strategies and programmes designed to offset the decline in revenue. These include improving quality and efficiency in the catering enterprises as well as in the administration, the coordination of purchasing and the development of new products such as "Sky Bistro" for no-frills airlines. Its customer range currently includes more than 260 airlines, which are served by 200 catering outlets in 45 countries.

The integration process was also completed in the Chef Solutions segment. The group's new top management developed a comprehensive marketing strategy with a view to increasing the sales volume and improving the utilisation of the production and distribution facilities. Thanks to these measures the revenue total in the past year was held at the 2001 level, despite the depressed momentum of the US economy. Chef Solutions operates solely in the United States.

The e-business subsidiary eLSG.SkyChefs has a product portfolio of Internet-based modules for optimising the procurement chain between airlines, catering units and suppliers. Around 200 suppliers are already participating in this system, which has been installed in 160 catering establishments.

In Germany the LSG Sky Chefs group also operates in the business areas of gastronomy, wholesale/retail trade and quality management. Its food and beverage outlets include 126 restaurants, snack-bars and lounges at 18 airports, while retail facilities are provided by 28 markets under the brand-name "Ringeltaube". The equity interest in the German motorway service station chain Autobahn Tank & Rast Holding GmbH was sold to Lufthansa Commercial Holding in September.

The demand for leisure travel services in the 2001/2002 business year fell sharply in virtually the whole of Europe. The measures taken promptly by Thomas Cook to strengthen earnings could not prevent a negative result from operating activities.

Travel market slump depresses Thomas Cook's result

In 2002 the general environment for Europe's leisure travel industry suffered a further sharp deterioration. Due to the lacklustre economy and the uncertain geopolitical situation consumer spending in the euro-zone countries rose by no more than 1.1 per cent – only half the rate seen in 2001. In Germany it actually fell by 0.5 per cent. The demand for leisure travel services likewise declined – in Germany and Austria at a significant double-digit rate and thus more steeply than in all other European countries. In Belgium, the Netherlands and France the demand for tourist products fell by around 5 per cent, while in the UK it was 2 per cent down on the previous year. Hungary was the exception to the rule: that country's political liberalisation unleashed a boom which pushed up travel demand by around 5 per cent.

In this operational setting Thomas Cook pursued a margin-oriented strategy and did not seek to achieve volume growth through making price concessions. As a result, the gross yield margin (revenue less expenditure on leisure travel services) was kept as

Thomas Cook AG*
Group financial statements according to IAS

		1 November 2001 until 31 October 2002	1 November 2000 until 31 October 2001	Change in per cent
Revenue	in €m	**8,062.6**	7,814.7	3.2
of which tour operators	in €m	**6,378.9**	6,502.5	- 1.9
flights	in €m	**671.4**	652.3	2.9
Loss/profit from operating activities	in €m	**- 50.4**	86.4	–
Loss/profit before taxes	in €m	**- 134.8**	58.8	–
Net loss/profit	in €m	**- 119.5**	20.4	–
Total assets	in €m	**4,743.2**	4,968.3	- 4.5
Passengers	in thousands	**13,233.4**	14,106.0	- 6.2
Employees Average number during the year		**27,776**	28,388	- 2.2

**Previous year's figures not directly comparable due to changes in the group of consolidated companies.*

in 2001 above 30 per cent. As a consequence of this strategy small market share losses were sustained in some regions, such as in Germany and western/eastern Europe. In the UK, by contrast, the market share was maintained at the prior-year level despite substantial capacity reductions.

Result

In the 2001/2002 business year Thomas Cook generated revenue of €8.1bn. This was 3.2 per cent more than in 2000/2001. This increase was largely due to the first-time full-year consolidation of Thomas Cook UK Ltd., which in the previous business year had been included in the group accounts only on a pro rata basis for just seven months, i.e. from 1 April 2001. Excluding this effect, revenue would have fallen 6.0 per cent short of the previous year's level.

In the German market, which accounts for 45 per cent of the overall revenue of Thomas Cook AG, revenue fell over twelve months by as much as 11.1 per cent as the population's wanderlust was dampened not only by weak macroeconomic activity and waning consumer confidence but also by the terror assault on Djerba and the flooding disaster in eastern Germany. But in the UK – the second most important sales market, which accounts for roughly one-third of total revenue – revenue (computed on a comparable basis of 12 months) came close to matching the prior-year level. The deep cuts in capacity were largely offset by an improved price structure.

In western/eastern Europe, which contributes 20 per cent to overall revenue, Thomas Cook managed to lift revenue by 7.6 per cent, and by even higher rates in the intercontinental markets Egypt, India and Canada.

However, the measures taken promptly to shore up earnings, bring down costs and adjust capacity were only partly able to compensate for the lower volumes, especially in Germany. Earnings before interest, taxes and amortisation (EBITA) fell to €62m (2000/2001: €151m).

The result was also burdened by one-off marketing costs from implementing the new branding strategy (€9m), by non-recurrent risk provisioning for the intended restructuring of the Condor fleet in the German market (€5m), exceptional depreciation on the balance sheet value of a stake in a hotel (€25m) and an extraordinary amortisation charge of €11m on the goodwill of Kreutzer Touristik after that brand was taken off the market as part of the new strategy.

Reconciliation of Thomas Cook AG segment result
in €m

	1 November 2001 until 31 October 2002	1 November 2000 until 31 October 2001	Change in per cent
Net loss/profit (IAS)	**-119.5**	20.4	–
Final value determination	–	0.5	–
– Minority interest	**-3.3**	5.0	–
Thomas Cook shareholders' share of the profit	**-122.8**	25.9	–
of which Lufthansa's share 50%	**-61.4**	13.0	–
– Goodwill amortisation	**-5.1**	-6.3	19.0
Thomas Cook segment result	**-66.5**	6.7	–

The result from operating activities consequently came to -€50m and dropped well below the previous business year's profit of €86m. After taking into account the financial result and tax income, Thomas Cook posted a loss of €120m for the 2001/2002 business year, compared with a profit of €20m twelve months earlier. The segment result based on an at-equity valuation came to -€67m (2000/2001: +€7m).

Triple-T programme and restructuring in the UK successful

The Triple-T (Team-Targets-Thomas Cook) programme, which was launched at the start of the business year with a view to reinforcing profitability and which comprised more than 400 individual measures, yielded savings of over €540m. Thomas Cook UK's result was improved by a comprehensive restructuring programme: some 2,500 jobs were shed, major business areas were amalgamated and the capacity of the JMC fleet was reduced by 17 per cent by relocating five aircraft to Belgium.

Limited investment programme

In the year under review Thomas Cook limited its capital expenditure programme to €224m. These funds were invested in the creation of the Thomas Cook Airline in Belgium, the acquisition of the remaining shareholding in Broere Reizen B.V. so as to strengthen the distribution network in the Netherlands and in the take-over of a majority holding in Thomas Cook India with the aim of extending activities in the Indian market.

New branding strategy

With its new internationally uniform branding strategy Thomas Cook is seeking to strengthen its position in the leisure travel markets. The "Thomas Cook" brand is now being presented in all markets and at all levels of the touristic value creation chain - i.e. for the group-owned travel agencies, tour operators, airlines, hotels and resort management.
In Germany, the UK and Belgium Thomas Cook - beginning with the summer 2003 programme - will also be positioned for the first time as a travel service provider in the premium volume segment. In future the group's five airlines, too, will all appear in the uniform Thomas Cook design. The additional legend "powered by Condor" signals clearly to our customers that they can continue to rely, as in the past, on the aeronautical excellence of Europe's most popular charter airline.

In 2002 Lufthansa Systems significantly expanded its business with customers outside the Lufthansa Group and lifted external revenue by over 50 per cent. Its most important products are the IT projects in the airline and aviation field.

The Lufthansa Systems group almost doubles its result in 2002

In 2002 the Lufthansa Systems group built up a new business segment structure and established itself in international markets. The company is now active in eight segments and has a presence at 14 locations in twelve countries. This proximity to its customers plus its portfolio of technologically sophisticated products and solutions, particularly in the airline and aviation sector, enabled the Systems group to win a number of prestigious new clients.

Four new enterprises were newly incorporated into the Systems group in 2002: Lido GmbH Lufthansa Aeronautical Services, Frankfurt; Lufthansa Process Management GmbH, Neu-Isenburg; Lufthansa Systems AS GmbH, Norderstedt and Lufthansa Systems Berlin GmbH. This severely impairs comparability with the 2001 figures.

Result almost doubled

In the 2002 financial year the Lufthansa Systems group performed strongly in its market and increased its revenue by 16.6 per cent to €557m. Revenue with companies outside the Lufthansa Group actually soared by 50.5 per cent and reached

Lufthansa Systems group*

		2002	2001	Change in per cent
Revenue	in €m	**557.4**	478.1	16.6
of which with companies of the Lufthansa Group	in €m	**367.8**	352.1	4.5
Profit from operating activities	in €m	**54.9**	28.6	92.0
./. net effects from disposal/reversal of impairment losses and valuation at balance sheet date	in €m	**1.3**	0.9	44.4
+ result from equity method investments	in €m	**–**	–	–
Segment result	in €m	**53.6**	27.7	93.5
Operating result**	in €m	**37.1**	19.6	89.3
EBITDA	in €m	**87.7**	77.0	13.9
Capital expenditure on tangible assets and intangible assets	in €m	**37.2**	34.6	7.5
Employees Average number during the year		**2,916**	2,034	43.4

**Previous year's figures not directly comparable due to changes in the group of consolidated companies.*
***For derivation see the Operating result table on page 98*

€190m. This pushed up the share of external sales relative to total revenue to 34.0 per cent. As the newly consolidated companies have a relatively high share of external business, the expansion of the consolidated group was partly responsible for this. The same factor caused segment expenses to grow at the higher-than-average rate of 15.2 per cent to €538m. In 2002 the Systems group managed to virtually double its profit: the segment result of €54m surpassed the prior-year figure by 93.5 per cent.

Capital expenditure and employees
The segment capital expenditure of the Systems group totalled €37m (+7.5 per cent). On average last year the Lufthansa Systems group employed a total staff of 2,916; this year-on-year rise of 43.4 per cent was driven by the consolidation changes. In the past year the first eight students began their course of studies to become business-related IT specialists. With this combination of a course of academic study at the state vocational training academy in Mannheim and practical placements on an alternating three-month basis the Systems group is developing a cadre of highly qualified young experts for strategically crucial IT projects.

Major projects
StarNet, a communication platform for all Star Alliance partners, remains a key project of the Systems group. Following the successful migration of Austrian Airlines and British Midland, Lufthansa Systems is currently working with the future Star Alliance partner LOT Polish Airlines on connecting it up to the common platform.

Since March 2002 the flight scheduling programme NetLine has also been operated by Thomas Cook Airlines Belgium, along with many other airlines. New contracts were concluded in this segment with the German regional airline Eurowings and the Hungarian carrier Malév. The new Swiss airline SWISS uses not only NetLine but also Advance, which generates the monthly booking data via the Internet.

Air Littoral now employs the multi-host system of the computer centre at Kelsterbach near Frankfurt also for its inventory and ticketing systems. British Airways uses the integrated software solution ProfitLine/Price for price management support. Lufthansa Systems is responsible for hosting and application service providing.

Last year Lufthansa Systems concluded additional projects in collaboration with the other Lufthansa Group companies. In just five months the uniform IT infrastructure at Lufthansa Cargo was renewed and more than 4,100 workstations all over the world were converted to the new system. In September the Lufthansa Passenger Business segment began full-scale operation of the transport, information and control system TANGO. It now controls all Lufthansa flights as well as the code-sharing flights of British Midland and Austrian Airlines. The modern client/server solution has replaced the mainframe system OPS/FIS from the provider Unisys, which Lufthansa operated for 30 years.

The Lufthansa Systems group is also contributing its expertise and technological capacities to the FlyNet (on-board Internet) project. The group also provided assistance to Lufthansa Technik and Buderus AG in migrating their business applications software to the SAP R/3 product suite.

In the Service and Financial Companies segment proceeds from asset disposals led to a big rise in the income of Lufthansa Commercial Holding. The weak trend in the travel industry had a negative impact on START AMADEUS.

Portfolio measures raise result to €572m

The specific activities of the Lufthansa Group that are concentrated in the strategic business segments are supported by companies that provide financial and other general services. They are largely amalgamated within Lufthansa Commercial Holding (LCH). On 1 January 2001 START AMADEUS GmbH was likewise assigned to this segment. Its results also included those of the GlobeGround group until 31 July 2001.

In 2002 the segment result of the Service and Financial Companies came to €572m. €565m of this total was accounted for by Lufthansa Commercial Holding.

Revenue amounted to €156m. This was a year-on-year decrease of 56.8 per cent and was due to the fact that the GlobeGround group had been included in the accounts until the end of July 2001. Other segment income totalled €648m, a rise of 149.5 per cent compared with 2001. This includes the book profits received by Lufthansa

Service and Financial Companies*

		2002	2001	Change in per cent
Revenue	in €m	**155.5**	359.9	-56.8
of which with companies of the Lufthansa Group	in €m	**0.3**	7.9	-96.2
Other segment income	in €m	**647.8**	259.6	149.5
of which on investments accounted for under the equity method	in €m	**37.9**	-17.9	311.7
Segment expenses	in €m	**231.5**	471.8	-50.9
Segment result	in €m	**571.8**	147.7	287.1
Capital expenditure on tangible assets and intangible assets	in €m	**233.9**	178.1	31.3
Employees Average number during the year		**737**	4,391	-83.2

Previous year's figures not directly comparable due to changes in the group of consolidated companies.

Commercial Holding from the disposal of equity stakes: the sale of the 25 per cent shareholding in DHL yielded €414m and the disposal of the 49 per cent interest in GlobeGround GmbH netted €74m.

The segment's expenses fell by 50.9 per cent to €232m in the wake of the consolidation measures. €159m of the total costs were incurred by START AMADEUS.

In the year under review Lufthansa Commercial Holding also expanded its equity portfolio. Thus customer business outside flight operations was concentrated in Lufthansa SkyShop GmbH. In addition, Lufthansa Commercial Holding purchased LRS Lufthansa Revenue Services GmbH and 31.04 per cent of the shares in Autobahn Tank & Rast Holding GmbH. Further stockholdings were acquired in Lufthansa Gebäudemanagement Holding GmbH and LZ-Catering GmbH, so that LCH now holds 100 per cent of the equity. Opodo Ltd. and Aeroxchange Ltd. were given substantial capital injections. Total segment capital expenditure came to €234m.

The course of business of START AMADEUS was depressed by the general trend in the travel sector. Revenue contracted by 9.9 per cent to €156m owing to the decline of user and provider commissions. The bookings processed by START AMADEUS in 2002 likewise decreased by 5.4 per cent to around 120 million. Strict cost management pushed down segment expenses by 3.9 per cent.

All expenses items were lowered except for staff costs, which rose by 6.8 per cent even though the average number of employees fell by 3.1 per cent to 728. This was caused primarily by higher overtime payments and social security contributions. Other operating expenses were brought down by 9.6 per cent to €39m – despite the financial strains following the insolvency of Qivive. This was attributable to the non-recurrence of one-off effects in 2001 as well as savings in the costs of consulting, PR and marketing.

Lufthansa Commercial Holding has sold its 66 per cent share package in START AMADEUS to Amadeus Global Travel Distribution S.A., Madrid. The equity stake was transferred to Amadeus Global on 26 February 2003 once approval had been granted by the antitrust authorities.

Information for our shareholders

The Report of the Supervisory Board, our dealings in the financial markets, the Management Report and the Notes to the Financial Statements are the principal sources of information for our shareholders. They are summarised here.



Dr. Klaus G. Schlede
Chairman of the
Supervisory Board

Report of the Supervisory Board

After the tragic events of 11 September 2001, the global aviation industry was unfavourably influenced in 2002 by a weak world economy, a sharp setback in stock prices on the most important stock exchanges and deep pessimism in many sectors of the economy. Stagnant or even declining revenues were the order of the day. Given this background, Lufthansa's initial expectations for 2002 hardly went beyond limiting the size of a seemingly inevitable loss.

This is why the Company's success is all the more remarkable: a clearly positive result for the year and the resumption of attractive dividend payments to our shareholders. The decisive factor in this unexpectedly strong turnaround was the Executive Board's prompt adaptation of a series of countermeasures, based on the valuable experience gained from the Lufthansa restructuring programme after the Gulf War in 1991.

During the five meetings held by the Supervisory Board on 11 March, 24 April, 19 June, 18 September and 4 December, the Executive Board described in detail the business impact of the measures taken and the continuous improvement in the economic condition of Lufthansa AG and its Group companies. In addition, the Executive Board informed the Supervisory Board of all important corporate decisions and planned corporate policy including the future strategic positioning of the Group. Particular attention was paid to planned investment and acquisition projects as well as scheduled corporate financing measures.

The Supervisory Board recognised the importance of the intercontinental product for keeping Lufthansa competitive and consequently approved the modernisation of the cabin interiors of its intercontinental fleet and the expansion of the fleet starting in 2004.

Important subjects included the repercussions of the bankruptcy of the regional aircraft manufacturer Fairchild Dornier, the minimum fare that Lufthansa must charge on the Frankfurt–Berlin route as decreed by the German Federal Cartel Office, and liability insurance protection for the Group against third-party claims in relation to war and allied perils which can only be perpetuated by means of government guarantees.

The pending enlargement of the Star Alliance to include LOT, Spanair and Asiana was discussed, as was the bankruptcy of the Alliance member Ansett. In addition, the Supervisory Board dealt with the possibility of providing support for a founding member of the Star Alliance, United Airlines, which has since filed for Chapter 11 protection under US bankruptcy laws.

The Board also reviewed the changing competitive situation in the local German and European markets due to the increase in no-frills airlines, the development of Eurowings and Augsburg Airways within the framework of the new Lufthansa regional partner concept and the introduction of a new pricing system for European passenger traffic.

On the investment side, the Supervisory Board devoted particular attention to the tense economic situation in the Catering division. The Board approved the disposal of shares in DHL International Ltd by Lufthansa Cargo AG, the sale of shares in START AMADEUS GmbH by Lufthansa Commercial Holding GmbH and the establishment of a joint venture between Lufthansa Technik AG and Rolls Royce to recondition jet engines.

Finally, as is customary every year, the Supervisory Board was informed of the extent, settlement and control of deals involving derivative instruments.

Outside of the meetings, the Executive Board also kept the Supervisory Board up to date on significant developments within the Group. The Chairman of the Supervisory Board examined the minutes of the Executive Board and discussed important business policy issues and strategic questions at length during numerous discussions, particularly with the Chairman of the Executive Board and also, as is customary every year, held discussions with the independent auditors on various occasions throughout the year. The Supervisory Board precisely defined rules of procedure for the Executive Board with regard to reporting requirements and transactions that need qualifying approval.

Throughout the year, the Supervisory Board performed its duties according to the legal and internal regulations and the Company's Articles of Association and continuously monitored the management activities of the Executive Board. None of the Supervisory Board members participated in fewer than three meetings.

During the last two meetings of the year, the Supervisory Board dealt with the recommendations and suggestions of the German Corporate Governance Code. The Executive Board and the Supervisory Board of Deutsche Lufthansa AG announced on 4 December 2002 that it would comply with the recommendations pursuant to Article 161 of the Stock Corporation Act (AktG) which the German Federal Justice Ministry made known in the official listing section of the electronic Federal Gazette. Lufthansa thereby commits itself to the internationally recognised standards of sound and responsible management. The declaration also incorporates the Supervisory Board's commitment to conduct an annual examination of the efficiency of its activities.

Not yet formalised is the separate compensation of the members and the Chairmen of the committees of the Supervisory Board. The Executive Board and the Supervisory Board propose that the Articles of Association be amended to include an appropriate provision in this regard.

At its 18 September meeting, the Supervisory Board established an audit committee in accordance with the recommendations of the German Corporate Governance Code. Dr. Klaus Schlede is the Chairman and Mr. Peter Geisinger, Mr. Ulrich Hartmann and Dr. Michael Wollstadt are the members. It is the duty of this committee to examine the accounting, audit and risk management functions. At its first meeting on 25 October 2002 the Audit Committee acknowledged the statement of independence status submitted by the external auditor.

PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Dusseldorf, the independent auditing firm appointed by the Annual General Meeting on 19 June 2002 to audit the annual financial statements of the Company and the Group, was charged by the Supervisory Board with the responsibility of examining the annual financial statements, the management reports and the risk management system. In accordance with the German Corporate Governance Code, the external auditor is obliged to notify the Supervisory Board of any possible causes for exclusion or exceptions based on lack of impartiality which might be discovered during the examination. The auditor must also inform the Board of significant discoveries and incidents, including such facts which could cause misrepresentations in the statement of the Corporate Governance Code submitted by the Executive Board and the Supervisory Board.

As in the prior year, the consolidated financial statements were drawn up according to the International Accounting Standards (IAS) under the option granted by section 292 (a) of the German Commercial Code. PwC Deutsche Revision examined the annual financial statements of Deutsche Lufthansa AG together with the respective management reports as of 31 December 2002, as well as the management reports of Deutsche Lufthansa AG as of 31 December 2002 together with the accounting records, to ensure that they comply with the legal requirements, and issued its unqualified audit endorsement. The auditors also confirmed that the risk management system set up by the Executive Board is capable of identifying at an early stage any developments which might jeopardise the Company's ongoing existence.

In the meeting of the Audit Committee on 4 March 2003 the advance copy of the audit report was discussed in detail in the presence of the external auditors and Lufthansa's Chief Financial Officer. The audit reports were sent to members of the Supervisory Board in advance of the balance sheet meeting on 19 March 2003. The auditors who signed the audit report of the annual financial statements attended that meeting, where they reported on the results of their audit and answered questions from the Supervisory Board. The Supervisory Board subsequently took note of the submitted audit reports.

The Supervisory Board carefully examined the annual financial statements and the management reports of Deutsche Lufthansa AG as well as the proposal to appropriate profits and did not raise any objections. The Supervisory Board approved the 2002 annual financial statements of Deutsche Lufthansa AG as compiled by the Executive Board which were thereby formally adopted. The Supervisory Board concurred with the proposal for the distribution of dividends.

At the beginning of its tenure in 1998, the Supervisory Board set up a Managing Committee (personnel committee), which is responsible for the contents, structure and termination of the employment contracts of the Executive Board members, as well as other personnel affairs of the Executive Boards and authorised officers of the Company. The Managing Committee consists of the Chairman of the Supervisory Board and his deputy as well as Mr. Franz-Eduard Macht and Dr. Alfons Titzrath. Meetings of the Managing Committee took place on 11 March, 24 April, 19 June, 24 August, 18 September as well as on 4 December.

The most important decision recommended by the Managing Committee and approved by the Supervisory Board concerns the forthcoming change at the helm of the Company in the middle of 2003. At the Annual General Meeting on 18 June the Executive Board Chairman Jürgen Weber will present himself to the shareholders as a candidate for election to the Supervisory Board and will step down from his post on the Executive Board. It is commendable that Mr. Weber is willing to bring his extensive experience and knowledge to the Supervisory Board, where he will continue to assume management responsibilities for the Company.

Jürgen Weber became a deputy member of the Executive Board in 1989 before assuming the position of Chairman in 1991. For over a dozen years he has led Lufthansa with a steady hand through the turbulent, deregulated aviation marketplace and has earned praise for setting the highest standards for Deutsche Lufthansa AG. Among the most important milestones of his exceedingly successful tenure, the recapitalisation of the company, privatisation, a new corporate structure and the start up of the Star Alliance must be mentioned. The development of the Company from a government-owned national carrier of the old school to one of the best-known and most profitable airlines in the world will always be linked with Jürgen Weber.

At its meeting on 4 December the Supervisory Board appointed Mr. Wolfgang Mayrhuber to be the Chairman of the Executive Board of Deutsche Lufthansa AG effective 18 June 2003. This appointment ensured early on the succession and continuity of a cooperative leadership style. In addition, during the meeting on 18 September, the Board extended the appointment of Dr. Karl-Ludwig Kley as Chief Financial Officer until August 2008.

The committee which was set up pursuant to section 27 (3) of the Act on Codetermination to which the Chairman of the Supervisory Board and his deputies Mr. Eckhard Lieb and Dr. Alfons Titzrath belong did not meet.

At its meeting on 19 March 2003 the Supervisory Board critically examined the question of a possible conflict of interest in terms of section 5.5 of the German Corporate Governance Code. Controversial discussions took place between representatives of the shareholders and those of the employees.

The Supervisory Board expresses its deepfelt appreciation to the members of the Boards, executives, members of the works councils and employees of all of the Group's companies for their individual contributions towards making the 2002 financial year a great success and for the impressive demonstration of their renewed willingness and readiness to go the extra mile for the greater good of Lufthansa.

Cologne, 19 March 2003

The Supervisory Board

Dr. Klaus G. Schlede
Chairman

In the bear market that prevailed in 2002 the Lufthansa share, too, suffered a steep drop in value. The low price attracted more retail investors. The proposed dividend of €0.60 would allow them to reap a dividend yield of 6.83 per cent.

Lufthansa stock: brisk trading at low prices

Stock market developments in 2002 were again marked by extreme uncertainty. Whereas in the first few months of the year share prices and the world economy both looked set to recover rapidly, the momentum weakened increasingly in early summer, and in autumn prices on the stock exchanges fell to new lows. The German blue-chip index DAX remained under pressure for the third year in a row, finishing 44 per cent down over twelve months – its worst annual performance since its inception at the end of 1987. The Lufthansa share, too, closed 2002 with renewed losses. Between the first and last trading days it forfeited 41 per cent of its market price.

In the year under review many DAX equities were nonetheless traded far more briskly than in 2001. The number of stocks that changed hands in 2002 increased by 27 per cent compared with the previous year. Measured in euros, however, turnover was down on the year owing to the lower share prices. This also applied to the Lufthansa share: the volume of shares traded rose by 15 per cent vis-à-vis 2001, whereas the turnover value declined by €0.4bn to €9.6bn. Lufthansa stock accounted for 3.1 per cent of the DAX shares traded on the German bourses.
The bulk of this turnover, 93 per cent, was handled by the XETRA electronic trading

The Lufthansa share
Figures in € per share

	2002	2001	2000	1999	1998
Result per share	**1.88**	– 1.66	1.81	1.65	1.92
Dividend proposed/paid	**0.60**	–	0.60	0.56	0.56
Share price: Highest	**19.69**	27.10	27.50	23.30	28.10
Lowest	**8.54**	8.88	19.45	16.05	14.29
Year-end	**8.78**	14.83	27.45	23.10	18.82
No. of shares in millions	**381.6**	381.6	381.6	381.6	381.6
Lufthansa's market value at year-end in €bn	**3.4**	5.7	10.5	8.8	7.2


Lufthansa's share price trend
Compared with the German DAX index
130
120
110
100
90
80
70
60
50
Jan 2002
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Lufthansa share
DAX indexed on January 2, 2002

system of Deutsche Börse. January and October were the two most active trading months for Lufthansa stock, when over 70 million shares were exchanged. The quietest trading month was December, when 39 million shares were turned over.

Lufthansa share price trend congruent with market movements

The positive general economic outlook in spring of last year concurrently boosted airline stocks appreciably. On 11 March the Lufthansa share reached its all-year high of €19.69, while on 19 March the DAX likewise reached its peak in 2002 of 5,463 points. In the ensuing months the mood of the market grew more pessimistic again. The revelation of balance sheet manipulations and bankruptcies, negative performance figures in the corporate sector, the weakening dynamism of general business activity and the fear of further terrorist attacks or a military conflict with Iraq triggered a further downward spiral and caused share prices to plummet once more. Consequently, Lufthansa was only briefly able to profit from its good interim results. At the end of the year the DAX had dropped to 2,892 points and the Lufthansa share to €8.78. This even undershot the lowest price recorded in 2001 directly after the terror attacks.

Resumption of dividend payments proposed

Despite the depressed macroeconomic development, Deutsche Lufthansa AG again posted a good result in 2002, making it possible to resume dividend payments. The earnings per share totalled €1.88. The Executive Board and the Supervisory Board will therefore submit a recommendation to the Annual General Meeting to pay a dividend of €0.60 per share. In relation to the share price recorded on 30 December 2002, this gives a dividend yield of 6.83 per cent. The earnings available for distribution amount to €229m. Following the 2000 Tax Reform the corporation tax paid by the Company on distributed earnings is no longer offsettable against income tax paid


Stock-market value of Deutsche Lufthansa AG
in €bn, at year-end
12
10
8
6
4
2
0
1998
1999
2000
2001
2002

by shareholders in Germany, so that the former tax credit no longer applies. Dividend payments are now taxed according to a so-called imputation procedure under which only half of the amount is subject to income tax payment by the shareholder.

Lufthansa share regarded as undervalued

In this environment of a lacklustre cyclical setting and heightened political uncertainty, the volatile airline stocks continue to be regarded by analysts and investors alike as more of a speculative investment. Owing to the lack of stable forecasts for the aviation industry, airline equities in general are being ignored at the present time. Even the widely recognised fact that Lufthansa is better positioned than most other carriers has so far failed to overcome this caution. For this reason the majority of analysts consider the Lufthansa share to be significantly undervalued, and they recommend investors to act anticyclically and buy Lufthansa stock. They envisage that the share price will reach between €10 and €20 in the medium term.

Factors in Lufthansa's favour include the Company's sound financial situation and its ability to react quickly and flexibly to changing market conditions. Other positive factors highlighted by observers are the orientation of the Group's financial planning strategy to the cost of capital (for more on this see page 21 of the Annual Report), its sophisticated capacity management, its strategic alliance and the Group's ongoing fuel hedging policy (see page 96). The perceived risks currently include the general political and economic uncertainties, the growing competition from no-frills airlines in Lufthansa's domestic market and the difficult situation in the Leisure Travel and Catering segments.

Intensive communication with the financial market

The bear market which prevailed last year necessitated even more intensive communication with investors and analysts. At more roadshows than in the past the Group's Chief Financial Officer and the staff of the Investor Relations Department informed the financial markets of the Company's situation and the success of the measures initiated to improve profitability. In geographical terms the roadshows once again focused on Europe - Amsterdam, London, Dublin, Edinburgh, Frankfurt, Copenhagen, Madrid, Munich, Stockholm and Zurich - and North America - Boston, Denver, New York, San Diego, San Francisco and Seattle. But Lufthansa also presented its financial data in Abu Dhabi. Investors in Japan were able to gain an impression of Lufthansa's performance via several video conferences. Major events in the investor relations calendar were two press and analysts' conferences at which the full year's results and the nine-month figures were presented, plus two conference calls acquainting journalists and analysts with the Company's quarterly results. This was backed up by a number of investor conferences, staged by major banking institutions, at which our Chairman Jürgen Weber and Chief Financial Officer Dr. Karl-Ludwig Kley gave a comprehensive account of the Lufthansa Group.

Use of the Internet extended

At the same time we made the presentations, charts and reports available to interested investors and the general public on our website at www.lufthansa-financials.com in both German and English. We also inform visitors to the website month by month about the development of the traffic data of the Group's airlines and provide facts and figures plus news updates. Additionally, we detail the share purchases and sales of the members of our Executive Board (Directors' Dealings) as well as offering readers the chance to order our Annual Report and Quarterly Reports online. Just how much the Internet has become a medium of rapid communication with the financial community and the public at large is demonstrated by the high number of visitors or "hits" on the major publication dates. But the fact that the publications which are mandatory under German company law may now also be made public exclusively via the Internet likewise attests to the growing importance of this communication channel.

Last year, for the first time, we also enabled our shareholders to use the web to enrol for our 49th Annual General Meeting or to commission Lufthansa representatives to cast their proxy votes. In all, 3,276 shareholders took advantage of this new avenue and in the process made a contribution to lowering the cost of preparing the AGM. Simultaneously, this helped to lift the attendance level at the AGM by 7.5 percentage points to 41.14 per cent of Lufthansa's capital. For the next Annual General Meeting we shall make even greater use of the Internet and publish alternative motions submitted by shareholders exclusively in this way, as envisaged by the German parliament in its legislation aimed at the Fourth Financial Market Promotion Act.

Bonus programmes for executives

Since 1997 Lufthansa has launched an annual stock programme specifically for the Group's executives. "LH-Performance" consists of an investment in Lufthansa shares coupled with an outperformance option. It guarantees participants, on the programme's termination, a bonus payment if the Lufthansa share fares better than a benchmark index composed of stocks of publicly listed European rival carriers. The index takes account both of our competitors' potential and of the relative importance of the respective stock in the capital market. The benchmark index defined for the programme "LH-Performance 2002" was brought into line with the changed market environment and comprises the shares of Air France, British Airways, KLM, Iberia, Alitalia, Swiss International Airlines, Ryanair and EasyJet. The programme runs for four years with further exercise options after three or three-and-a-half years. A study carried out by Union Investment rated LH-Performance as the best stock option programme of all 30 top German companies listed in the DAX index. The features that drew particular praise were the risk participation of management through investing their own money and also the direct comparison with other companies in the airline sector. The first opportunity to exercise the options under the "LH-Performance 2000" programme occurred on 17 January 2003. Up to that juncture Lufthansa had outperformed the benchmark by 14.2 per cent – despite the subdued stock market mood. In the preceding "LH-Performance 1999" programme, which ended in January 2002, the Lufthansa share had outperformed the equity price of its competitors by 29 per cent.

In the year under review there was no profit from the previous year to be shared and hence no alternative equity models were launched for the employees of the Lufthansa Group.


Shareholder structure by nationalities
31 December 2002
Germany 70.85%
Others (147 countries) 2.68%
Belgium 2.81%
Switzerland 2.87%
Luxembourg 3.05%
USA 7.51%
UK 10.23%

Nominal capital unchanged

Lufthansa's nominal capital remains unchanged at €976,896,000. It is divided into 381.6 million non-par shares, so that the nominal value of each share in the capital amounts to €2.56. Lufthansa's equities are registered shares subject to certain trading restrictions. This is necessitated by the stipulation in international aviation agreements to prove at all times that a majority of the Company's stock is held by German nationals. Lufthansa is obliged every three months to publish a profile of the shareholders classified by nationality, and to this end maintains a register of shareholders in which all purchases and sales of Lufthansa equities are recorded. On 31 December 2002, 70.85 per cent of Lufthansa's capital was owned by German stockholders, followed by investors in the UK (10.23 per cent), the United States (7.51 per cent), Luxembourg (3.05 per cent), Switzerland (2.87 per cent) and Belgium (2.81 per cent).

Up to the end of 2002 the holders of the convertible bond issued on 6 December 2001 with a volume of €750m had made no use of their option of converting the bonds into Lufthansa equities. The convertible bond has a maturity of ten years and is traded on the Luxembourg stock exchange. The conversion price is €20.16 per Lufthansa share. On 10 April 2002 a trading licence for the German stock exchanges was granted for 38,160,000 new registered shares (subject to the aforementioned trading restriction) from the Company's authorised capital approved by the AGM in 1999. The shares are fully eligible for dividends relating to the financial year in which the declaration of conversion under the terms and conditions of the bond becomes effective.

Approved capital measures

The 49th Annual General Meeting held on 19 June 2002 approved a number of capital measures. Up to 18 June 2007 the Executive Board is authorised, after obtaining the assent of the Supervisory Board, to increase the Company's nominal capital by up to €200m (Authorised Capital A). While existing shareholders may in general subscribe, their subscription right may be revoked in certain circumstances. The Executive Board is likewise authorised, upon obtaining the assent of the Supervisory Board, to issue on one or more occasions convertible bonds and/or bonds with warrants with a total volume of up to €1bn. The raising of €97,689,000 of conditional capital was approved for this purpose. In this case, too, the authorisation remains effective up to 18 June 2007.

The shareholders further prolonged until 18 December 2003 the authorisation for the Company to purchase its own stock in the amount of up to ten per cent of the share capital. For details see: www.lufthansa-financials.com.

More retail investors

The low stock prices again attracted more retail investors, whereas institutional investors reduced their holdings in Lufthansa's stock. As at 31 December 2002 the number of private stock owners recorded in the shareholders' register rose by 22,000 to 463,000 compared with 31 March 2002. The ratio of retail to institutional investors at the end of

Identification numbers for Lufthansa stock

Security Identification Number	WKN 823212
ISIN International Stock Identification Number*	DE0008232125
ADR programme code	DLAKY
German Stock Exchange and Xetra code	LHA
Reuters' code	LHAG.F (Frankfurt stock market)

*From 22 April the WKN Security Identification number will be replaced by the ISIN number.
Lufthansa shares are traded on all German stock exchanges. For the purpose of trading in the United States we have established a sponsored American Depositary Receipt (ADR) programme in conjunction with the Bank of New York. The programme is limited to one per cent of the share capital.*

the year was 32:68 per cent. The shareholder structure concurrently altered in favour of German investors: their share grew from 63.4 per cent on 31 March 2002 to 70.9 per cent at end-2002.

Lufthansa share included in major indexes
The Lufthansa share is represented in a number of equity indexes. These include the DAX 30, which groups the most important listed German enterprises, the FAZ index, the Dow Jones EuroStoxx and the FTSE Eurotop 300. On 30 January the Frankfurt stock exchange admitted Lufthansa to the new Prime Standard segment.

For a number of years Lufthansa has also been incorporated into the two indexes whose members are selected according to social and ecological criteria: the Dow Jones Sustainability Index and the FTSE4Good Europe. In September 2002 it was announced that Lufthansa has been listed additionally in the new indexes – the Dow Jones Sustainability Index World (DJSI) and the pan-European Dow Jones Sustainability Index STOXX (DJSI STOXX) 2003/03. In January 2003 Ethibel, the Brussels-based independent consultant for sustained ethical investment, added Lufthansa to the Ethibel Investment Register. These ethical indexes provide fund managers who build up equity portfolios comprising companies whose entrepreneurial activities are consistent with sustainable development with key information as a basis for their decisions. As a result, the Lufthansa share has a good chance of being incorporated into a number of financial products.

Value-based management and corporate governance
With its Group strategy of sustained, value-creating growth, Lufthansa is concurrently pursuing the goal of enhancing shareholder value and winning more investors for Lufthansa's stock. Since 2000 the Lufthansa Group has been run in accordance with the principles of value-based management. It is built on the Cash Value Added (CVA) concept. This means that investments are undertaken only if they increase the Group's value. The individual CVA targets are integrated into all the budget plans; progress towards reaching those targets is monitored constantly and they also form part of the variable remuneration component of our executives (for further details see page 20).

A responsible, efficient and transparent corporate management builds trust among national and international investors, customers, staff and the public. In order to render the structures and principles of German firms transparent outside Germany, too, the German Corporate Governance Code has been developed. On 4 December Lufthansa proclaimed its agreement with and acceptance of the Code's principles and published the declaration of compliance required under German law. A detailed description can be found on pages 14–15.

Despite the disappointing macroeconomic trend, the Lufthansa Group earned an operating profit of €718m in 2002. This successful result was made possible by our rigorous capacity and cost management strategy. The Company is proposing to pay a dividend of €0.60.

Lufthansa again one of the leading airlines with a much improved result

In the 2002 financial year the recovery of the world economy and of the airline industry that had been anticipated at the beginning of the year failed to occur. Despite this, the Lufthansa Group managed to earn an operating profit of €718m (2001: €28m). The profit from operating activities totalled no less than €1.6bn compared with a loss of €0.3bn in 2001. After taxes the net profit for the year amounts to €717m. The Executive Board and the Supervisory Board will submit a proposal to the Annual General Meeting to pay a dividend of €0.60 per share.

This fine result is a consequence of the investment-curbing and cost-cutting measures initiated in September 2001 which we rigorously continued in the year under review. By pursuing an intelligent capacity management and pricing strategy, the Group's airlines also managed to lift their rate of capacity utilisation and secure stable average yields.


Lufthansa's share
in world air traffic in per cent
4.4
4.3
4.2
4.1
4.0
3.9
3.2
%
1998
1999
2000
2001
2002


World trade and air traffic
Cumulative growth/Lufthansa's share – Index 1997 = 100
130
125
120
115
110
105
100
1998
1999
2000
2001
2002
Revenue tonne-kilometres in worldwide air traffic
Revenue tonne-kilometres/scheduled traffic Lufthansa Group
World trade

This was assisted by D-Check, our efficiency-enhancing programme. Additionally bolstered by the D-Check Acute campaign, this enabled us to achieve the targeted additional cash flow for 2002 of €409m ahead of time, in August. At year-end we had defined projects that will generate a further aggregate cash flow of €909m.

Changes in the group of consolidated companies

The composition of the group of consolidated companies changed again in 2002 compared with the previous year, which hampers comparisons with the 2001 figures. The Lufthansa Group's consolidated accounts were expanded by the inclusion of further companies from the Maintenance, Repair and Overhaul, Catering and IT Services business segments. For details see Note 4 to the Consolidated Financial Statements on page 118. Another factor which substantially


D-Check result up to December 2002
Target 2004: €1,078m
1,200
1,000
800
600
400
200
0
million
2002
2001
Corporate Functions
Others*
IT Services
Catering
MRO
Logistics
Passenger Business

In December 2002 D-Check had already generated an extra cash flow of €909m.
**Service and Financial Companies.*

distorts a year-on-year comparison is that the companies of the LSG Sky Chefs group USA were incorporated into the 2001 consolidated financial statements only as from 1 June, following the acquisition of a majority of the US caterer's equity. The GlobeGround group, by contrast, was included in the 2001 figures until 31 July, when a majority stake was sold to Penauille.

In the following remarks and analyses we have recomputed the two financial years on a comparable basis so as to render the development of certain cost and revenue items more transparent. In these cases we have eliminated the year-on-year changes in the consolidation profile.

As in the previous years, the Group's annual financial statements were drawn up in accordance with International Accounting Standards (IAS) in the light of the clarifying comments of the Standing Interpretations Committee (SIC).

Economic setting
The overall course of business activity in the 2002 financial year was disappointing. In the first few months the world economy showed some slight signs of recovery, which aroused hopes that the pace of business activity would pick up in the second half of the year. But as the year wore on, the looming military confrontation with Iraq, the increase in oil prices and the further slump in share prices in the autumn weakened both investment and consumption worldwide. This dampened macroeconomic activity, with the result that the GDP growth rates in the major industrial countries at the end of 2002 fell well short of the forecasts. The dynamism of the US economy, too, slackened increasingly after growing strongly at the start of the year. In the course of 2002 the solid if modest upturn produced a 2.4 per cent expansion in GDP in the United States.

In our main market Germany the debate about the perceived hike in prices associated with the introduction of the euro currency, growing unemployment and the publicly mooted increases in taxes and social security contributions depressed private consumption and the demand for airline services. The pessimistic mood caused private consumption to contract by 0.5 per cent – despite a 1 per cent increase in disposable income. According to provisional figures, the German economy grew by a mere 0.2 per cent.

This general environment and the persistent fear of further terrorist attacks delayed a sustained recovery and the return to previous traffic output levels in the airline industry. According to an estimate made by the International Air Transport Association (IATA), scheduled carriers made a combined loss of around five to seven billion dollars on their international routes in 2002. The North American airlines were particularly badly hit.

Profit breakdown of the Lufthansa Group
in €m

	2002	2001	Change in per cent
Operating income	**19,089**	18,189	4.9
Operating expenses	**17,497**	18,505	-5.4
Profit/loss from operating activities	**1,592**	-316	-
Financial result	**-640**	-429	-49.2
Profit/loss from ordinary activities	**952**	-745	-
Profit/loss before income taxes	**905**	-807	-
Income taxes	**-183**	203	-
Minority interest	**-5**	-29	82.8
Net profit/loss for the year	**717**	-633	-

In the 2002 financial year the airlines of the Lufthansa Group were likewise unable to match their previous traffic data levels. Whereas the aftermath of the terror assaults continued to hold down demand in the first few months of the year, it was the weak economic momentum and consumer restraint that exerted a negative impact thereafter. These difficulties were additionally exacerbated by a sharpening of competition, particularly in Europe. For the first time in its history the Passenger Business segment recorded a fall in passenger numbers for two years in succession. In the Logistics segment, too, the muted economic environment, especially in Germany, again led to lower tonnages. However, the overall sales volume (passenger and cargo traffic), measured in tonne-kilometres, came close to equalling the level achieved in 2001.

The consequences of the crisis in the aviation sector also had an impact on the MRO segment in 2002 with the expected time-lag. The continuing crisis in the airline industry also hampered the recovery of the Catering segment. In the United States, in particular, the course of development continues to be clouded by declining passenger numbers, reduced on-board services and intense cost pressures.

Positive bottom-line result of €717m

Despite the difficult environment, the Lufthansa Group posted an operating result of €718m in 2002, compared with €28m in 2001. Although this is less than the record result achieved in 2000, it is on a par with the good results posted at the end of the 1990s.

The profit from operating activities came to €1.6bn, which represents a jump of no less than €1.9bn compared with 2001, in which a loss of €0.3bn was recorded. This positive development was due in equal measure to the 4.9 per cent rise in operating income to €19.1bn and the 5.4 per cent reduction in operating expenses down to €17.5bn. The balance of the non-operating items in 2002 was substantially positive. This reflected the high book profits obtained from asset disposals. By contrast, the result from operating activities in 2001 had been burdened by the goodwill write-down on the value of the LSG Sky Chefs group USA at the balance sheet date and by the setting-up of provisions for pending losses in respect of a catering contract.

The changes in exchange rate parities depressed last year's result by €138m.

After deducting actual and deferred tax liabilities, the Lufthansa Group posted a net profit for the year 2002 of €717m – a year-on-year improvement of €1.4bn. In 2001 the Group had shown a net loss of –€633m.

Course of business

Traffic revenue down by 1.8 per cent

The Group's airlines generated combined traffic revenue of €12.0bn, which was 1.8 per cent less than in 2001; the Passenger Business segment accounted for €9.7bn of this total.

The demand for air traffic services recovered more slowly than originally anticipated. In the 2002 financial year the Group's passenger airlines carried 43.9 million passengers, 3.8 per cent fewer than in 2001. Thanks to a sophisticated capacity planning and pricing policy, the rate of flight utilisation was raised and average yields were held steady.

While supply was cut by 5.2 per cent, demand declined by only 2.0 per cent. Consequently, the passenger load factor was lifted by 2.4 percentage points to 73.9 per cent. The largest drop in demand was registered in the traffic regions Europe, North America and South America, although it was here that we had also reduced available capacity by the largest amount.

As average yields – in relation to revenue passenger-kilometres – actually improved by 0.7 per cent, the decline in traffic revenue in the Passenger Business segment was restricted to 1.3 per cent.

External Revenue
Share of individual business segments

Logistics 13.8%
MRO 9.6%
IT Services 1.1%
Service and Financial Companies 0.9%
Catering 15.5%
Passenger Business 59.1%

Lufthansa Cargo reduced its capacity supply, measured in tonne-kilometres, by an even greater margin of 4.7 per cent last year and actually managed to push up its traffic volume by 1.1 per cent. The cargo load factor increased by 3.8 percentage points to 66.6 per cent. As this was accompanied by a sharp erosion of average yields from cargo business by 4.7 per cent, the Logistics segment's traffic revenue decreased over twelve months by 3.7 per cent.

Other revenue helps revenue to grow by 1.7 per cent

Other revenue rose by €0.5bn or 11.3 per cent to €4.9bn and more than offset the decrease in traffic revenue. Total revenue thus increased on balance by 1.7 per cent to €17.0bn. The share of traffic revenue in the Group's total revenue fell further in the year under review and now stands at 70.9 per cent.

The growth of other revenue results exclusively from the change in the group of consolidated companies. Disregarding the first-time consolidation and adjusted for the contributions of the LSG Sky Chefs group USA, other revenue would have been 5.3 per cent lower than in 2001 and total revenue would have decreased by 2.5 per cent.

The respective shares of the Group's external revenue generated by the individual business segments were as follows: Passenger Business 59.1 per cent, Logistics 13.8 per cent, Catering 15.5 per cent, MRO 9.6 per cent, IT Services 1.1 per cent and the companies amalgamated within the segment Service and Financial Companies 0.9 per cent.

Other operating income up by 42.7 per cent

In the 2002 financial year other operating income surged by 42.7 per cent to €2.1bn. This was largely due to a big rise in the income from asset disposals. The sale of the 25 per cent stake in DHL International Ltd. yielded book profits of €0.4bn, while the disposal of the remaining 49 per cent equity interest in the GlobeGround group produced capital gains of €0.1bn. In 2001 we had recorded total book profits of only €0.2bn. Operating income further contains exchange rate gains which resulted primarily from currency movements between the time receivables and payables originated and the time of their realisation. These gains were €0.1bn larger in 2002 than in 2001, although the corresponding exchange rate losses contained in other operating expenses also grew by the same amount.

Other operating income also includes the compensation of €43m paid to Lufthansa by the German government for the damage sustained through the closure of US air space from 11 to 14 September 2001.


Fuel price hedging in the Lufthansa Group
in €m
50
40
30
20
10
0
–10
–20
2001
2002

Per-quarter impact of hedging instruments in 2001–2002. In both years they reduced fuel expenses by a total of €95m.

Operating expenses lowered by 5.4 per cent

Thanks to rigorous cost management, the Group's operating expenses fell by 5.4 per cent to €17.5bn. Adjusted for the changed consolidation profile and the contributions from the LSG Sky Chefs group USA, this cost reduction would have amounted to as much as 6.9 per cent. All individual operating expense items were reduced.

Cost of materials

The cost of materials fell overall by 5.6 per cent – on an adjusted basis by 10.4 per cent – and in the year under review totalled €7.2bn.

Fuel costs shrank by 16.9 per cent to €1.3bn. This was facilitated by the 3.9 per cent drop in consumption owing to the capacity cuts and the lower prices, including price hedging operations in US dollar terms, which reduced fuel costs by 9.9 per cent. The euro's appreciation further eased the fuel bill by an additional 3.1 per cent. The balance of fuel price hedging operations in US dollars in the 2002 financial year was positive and, at €95m, matched the outcome recorded in 2001.

The cost of purchased merchandise climbed by 30.3 per cent to €0.9bn. This year-on-year increase was due exclusively to the fact that the LSG Sky Chefs group USA had been included in the 2001 Group accounts for seven months only. If the group is stripped out of this expense item in both years, the cost of purchased merchandise would have been 7.5 per cent lower in 2002 than in the previous year.

We spent €1.3bn on other raw materials and supplies; this was 8.8 per cent less than in 2001. Adjusted for the change in the consolidated Group profile, this reduction would have amounted to no less than 12.8 per cent.


Revenue and operating expenses Lufthansa Group
Change against previous year in per cent
Revenue
€17.0bn
+1.7%
Aircraft fuel
€1.3bn
-16.9%
Fees and charges*
€2.2bn
-3.1%
Staff costs
€4.7bn
+4.0%
Depreciation
€1.2bn
-27.5%
Sales comm. to agencies
€1.0bn
-7.5%

The security charge levied at German airports (€105.4m in 2002, €98.8m in 2001) is included. The collection of this item was credited to income.

The cost of purchased services totalled €3.7bn, a year-on-year fall of 6.3 per cent – or 7.0 per cent on a comparable adjusted basis.

Although the Group's airlines reduced their capacity by 5.0 per cent, fees and charges went down by a mere 3.1 per cent. Altogether we expended €2.2bn on fees and charges. Of this sum, €0.8bn was accounted for by airport handling fees and €0.6bn by air traffic control charges. They declined over twelve months by a mere 3.2 per cent and 1.3 per cent, respectively.

Chartering costs, third-party MRO outlays and other bought-in services were likewise lowered substantially. The other externally procured services decreased in the aggregate by 10.9 per cent to €1.4bn. Adjusted for the distorting effects resulting from first-time consolidation, this item of expenditure would have decreased by 11.8 per cent vis-à-vis 2001.

Staff costs
Last year the Lufthansa Group's workforce was 7.0 per cent larger on average than in 2001. Staff costs grew by 4.0 per cent to €4.7bn. After adjustment for the changes in the range of the consolidated group and the contributions to staff costs from the LSG Sky Chefs group USA in the two years, the labour force expanded on average by 0.5 per cent in 2002, whereas staff costs actually fell by 0.4 per cent compared with the previous year. On this comparable basis 1.9 per cent less was spent on wages and salaries and 2.6 per cent less on social security expenses. By contrast, pension expenses climbed by 32.8 per cent owing to higher additions to retirement benefit obligations. This year-on-year increase was due mainly to the alteration of benefit entitlements under the VBL supplementary pension scheme for public-sector employees as of 1 January 2002.

On account of the changes in the range of consolidated companies and the inclusion in the employee total of the LSG Sky Chefs group USA for a full business year, the Lufthansa Group's annualised headcount grew last year by 5,797 or 6.6 per cent. All told, the Lufthansa Group employed a workforce of 94,135 on average in the year under review, for whom expenditure of €3.9bn was incurred for wages and salaries, €0.5bn for social security contributions and €0.3bn for retirement benefits.

Depreciation and amortisation
In the 2002 financial year we booked exceptional depreciation and amortisation expense on two grounded aircraft and two buildings totalling €33m. In 2001, by contrast, we had sustained extraordinary depreciation charges of €495m through the goodwill impairment of the LSG Sky Chefs group USA. Scheduled depreciation and amortisation in 2002 came to €1.2bn and was in line with the prior-year level.

Operating result
in €m

	2002	2001	Change
Profit/loss from operating activities	**1,592**	-316	1,908
Income from disposal of assets	**-503**	-182	-321
- of which from aircraft	**-1**	-35	34
- of which from financial assets	**-496**	-64	-432
- other	**-6**	-83	77
Income from release of provisions	**-246**	-109	-137
Write-ups from fixed assets	**-9**	-1	-8
Income and losses from short term investments in financial assets	**-2**	4	-6
Past service cost	**6**	18	-12
Losses from valuation of derivatives at the balance sheet date	**-80**	-16	-64
Losses from disposal of assets	**8**	17	-9
Provision for contingent losses	**-34**	180	-214
Exceptional depreciation	**33**	495	-462
Balance of eliminations	**-827**	406	-1,233
Current other taxes	**-47**	-62	15
Operating result	**718**	28	690

Other operating expenses

Other operating expenses amounted to €4.4bn and were similarly distinctly lower than in 2001. Aggregate savings of 6.1 per cent were made – or 8.2 per cent if computed on a comparable basis. Sales commissions contracted by 7.5 per cent and thus by a greater margin than traffic revenue. On the other hand, insurance expenses for flight operations rocketed by €0.1bn or 224.2 per cent. Exchange rate losses, too, increased by €0.1bn. They were offset by exchange rate gains in the same amount. Virtually all other cost items were lowered appreciably.

Financial result and profit after taxes

The financial result came to -€640m. This was made up of a negative contribution from subsidiaries, joint ventures and associates of -€64m, a negative interest balance of -€415m and a deficit on the other financial items of -€161m.

The result from subsidiaries, joint ventures and associates in 2002 fell €109m short of the previous year's positive income of €45m. The negative pro rata result of Thomas Cook AG, measured according to the equity method, equalled -€67m; this contrasts with a positive contribution in 2001 of €7m. The likewise negative result from the Group's interest in British Midland plc of -€66m contains an unscheduled goodwill write-down of €53m.

A contributory factor in the worsening of the negative net interest result by 4.3 per cent was the interest portion of additions to pension provisions amounting to €255m. Adjusted for the changes in the consolidated accounts and the LSG Sky Chefs group USA, the year-on-year interest balance would have narrowed by 3.8 per cent.

The profit from operating activities and the financial result net to a profit from ordinary activities before taxes of €1.0bn, which is an improvement of €1.7bn over 2001. The tax-deductible losses carried forward from past years were reduced by the positive result for 2002. The actual income tax burden therefore came to only €49m. However, the claiming of the tax-loss carryforwards leads to a corresponding deferred tax liability to the extent that deferred tax assets arising from losses in previous years are released. Deferred tax expenses thus totalled €134m. After deducting other tax expenses (€48m) and the portion of the profit attributable to minority interests (€5m) the 2002 financial year closed with a net profit of €717m. In 2001 Lufthansa had posted a loss of -€633m.

Profit and Loss Account
Deutsche Lufthansa AG
Drawn up under the German Commercial Code
in €m

	2002	2001	Change in per cent
Traffic revenue	**8,993**	9,246	-2.7
Other revenue	**435**	458	-5.0
Turnover	**9,428**	**9,704**	-2.8
Other operating income	**1,472**	1,702	-13.5
Operating expenses	**-10,866**	-11,497	5.5
Profit/loss from operating activities	**34**	**-91**	-
Financial result	**1,141**	**-679**	-
Profit/loss from ordinary activities	**1,175**	**-770**	-
Taxes	**-64**	-27	-137.0
Net profit/ Net loss for the year	**1,111**	**-797**	-
Loss carried forward	**-797**	-	-
Transfer to retained earnings	**-85**	-	-
Dividends/loss carried forward	**229**	**-797**	-
Dividend proposal per share in €	**0.60**	**-**	-

Appropriation of the profit

Deutsche Lufthansa AG, as the parent company of the Lufthansa Group, posted a net profit for the year 2002 of €1.1bn (2001: a net loss of -€0.8bn).

After making good the loss of €797m brought forward from 2001 and transferring €85m to retained earnings, the Company is left with a distributable profit of €229m. The Executive Board and the Supervisory Board will submit a motion to the Annual General Meeting on 18 June 2003 to use this to pay a dividend of €0.60 per share.

Capital expenditure and financing

Capital expenditure cut drastically

In 2002 the Lufthansa Group substantially reduced its capital expenditure programme as part of the drive to bolster profitability and invested only €0.9bn (2001: €3.0bn). €0.4bn of this sum was expended on investments in a new Boeing 747-400, in five Canadair CRJ700s and in advance payments on aircraft. Three aircraft were sold and three others were scrapped after salvaging their usable spare parts for utilisation within the Group.

€0.2bn in all was invested in purchases of equity stakes and in granting capital and loans to subsidiaries and associates.

Operational cash flow reaches €2.3bn

The fine operating result made it possible to generate a net cash flow from business operations of €2.3bn (see the Cash Flow Statement on page 115); this was 33.2 per cent more than in 2001 (€1.7bn). The year-on-year improvement in the result before income tax of €1.7bn was offset by much smaller depreciation allowances in 2002 that are added to the cash flow (-€0.6bn) and far larger book profits from the disposal of fixed

Cash flow, depreciation and capital expenditure
Lufthansa Group
in €m


3,000
2,500
2,000
1,500
1,000
500
0
2000
2001
2002


Capital expenditure[1)]
Depreciation
Operational cash flow

[1)]*Capital expenditure excludes pro rata results from investments accounted for under the equity method.*

assets that are subtracted from the cash flow (–€0.3bn). As the change in working capital last year (€0.2bn) was barely half of the €0.4bn increase in 2001 due to consolidation changes, all but €0.6bn of the increase in internally generated resources from the higher result vis-à-vis 2001 was cancelled out. The gross operational cash flow before income tax payments likewise came to €2.3bn (2001: €1.7bn).

Cash Flow Statement
in €m

	2002	2001
Cash and cash equivalents at beginning of period	**378.3**	385.8
Cash flows from operating activities	**2,311.6**	1,735.7
Cash outflows for investing activities	**-76.9**	-2,651.2
Cash inflows/outflows from financing activities	**-160.9**	905.6
Net increase/decrease in cash and cash equivalents	**2,073.8**	-9.9
Effects of exchange rate changes	**0.9**	2.4
Cash and cash equivalents at end of period	**2,453.0**	378.3

Net cash used in investing activities – the balance of gross expenditure and income from the acquisition and disposal of fixed assets, including the associated cash flows from these investments – was likewise positive at €0.5bn. In 2001 capital expenditure had exceeded the corresponding income by €2.4bn. Of the total generated liquid funds of €2.8bn, we invested €0.6bn in securities.

Balance sheet structure
in per cent

Liquid funds 19.0%
Receivables 15.7%
Inventories 2.1%
Fixed assets 63.2%
Short-term capital 38.1%
Long-term capital 40.3%
Shareholders' equity 21.6%
Total assets €19.1bn

The Group's net indebtedness was slashed by €2.7bn and at the end of 2002 amounted to only €1.1bn. This allowed us to cut our gearing – the ratio of net indebtedness to shareholders' equity shown on the balance sheet – to 27.5 per cent from 109.0 per cent at end-2001.

Equity ratio recovers to 21.6 per cent

The Group's shareholders' equity increased by €0.6bn, mainly because of the positive result. The convertible bond issue launched on 4 January 2002 yielded a further €0.1bn in premiums which were added to the capital reserves. A countervailing effect of –€0.1bn arose principally from the realisation of the positive market values of hedging operations which in 2001 were contained in the reserves and thus boosted the equity total and which matured in the financial year 2002. Consequently, the Group's shareholders' equity of €4.1bn is €0.6bn higher than in 2001. In turn this improved the equity ratio to 21.6 per cent. The balance sheet total grew by €0.9bn or 5.1 per cent to €19.1bn. On the assets side this growth was attributable exclusively to current assets, which expanded by €2.1bn. The fixed assets total contracted by €1.2bn, above all owing to ongoing depreciation coupled with a smaller volume of capital expenditure. Within current assets, liquid funds increased by €2.5bn, whereas receivables declined by €0.4bn.

On the liabilities side, the long-term capital increased owing to the rise in shareholders' equity by €0.1bn altogether, with the consequence that the ratio of long-term liabilities to fixed assets rose to 97.8 per cent (2001: 88.9 per cent).


Net indebtedness
Lufthansa Group in €bn
4.2
3.5
2.8
2.1
1.4
0.7
0
bn
1998
1999
2000
2001
2002

Net value added boosted by 45.7 per cent

In the year 2002 the Lufthansa Group generated net value added of €6.2bn as opposed to €4.2bn a year earlier. Of this 75.5 per cent or €4.7bn was attributable to the employees, 9.0 per cent or €0.6bn was spent on interest, while 0.1 per cent or €5m was payable to minority shareholders. Of the remaining 15.4 per cent of the total value added, 3.8 per cent accrues to government on account of deferred tax liabilities, and 11.6 per cent remains for the time being within the Company.

Group statement of value added
in €m

	2002	2001
Origin:		
Revenue	**16,971.4**	16,690.0
Changes in inventories and work performed by the enterprise and capitalised	**15.6**	25.8
Other operating income	**2,102.3**	1,472.9
Income from interest	**142.9**	100.2
Income from subsidiaries, joint ventures and associates	**45.4**	96.5
Output	**19,277.6**	18,385.4
Cost of materials	**7,196.0**	7,623.5
Impairment losses relating to financial assets and investments held as current assets	**161.2**	75.6
Loss from subsidiaries, joint ventures and associates	**108.7**	52.1
Other operating expenses	**4,397.8**	4,686.1
Input	**11,863.7**	12,437.3
Gross value added	**7,413.9**	5,948.1
Depreciation and amortisation	**1,243.3**	1,714.1
Net value added	**6,170.6**	4,234.0
Utilisation:		
Staff costs	**4,660.1**	4,480.6
Interest paid	**558.0**	498.1
Taxes	**230.5**	- 140.2
Minority interest	**5.2**	28.7
Net profit for the Group	**716.8**	- 633.2
Net value added	**6,170.6**	4,234.0

Risk report

System for the early detection of risks/ risk management system

As an international airline Lufthansa is exposed both to general entrepreneurial risks and to industry-specific risks. Key areas of exposure are capacity and utilisation risks, strategy-related risks, political risks, operational risks, procurement risks, wage policy risks, IT risks plus financial and treasury management risks. Our risk management strategy permits us to exploit business opportunities that present themselves and to incur related risks as long as such risks are an unavoidable component of value creation. The targeted management of entrepreneurial opportunities and business risks alike is part and parcel of Lufthansa's corporate strategy. Consequently, the Group's system for the timely detection and management of risks consists of a multiplicity of components that are systematically embedded in the entire organisational and operational structure of the Group. There is no autonomous organisational structure; instead, risk management is regarded as a prime responsibility of the managers of all business entities and of the process and project managers in the Group companies. One of their management responsibilities is to ensure that the staff are likewise integrated into the risk management system.

The Risk Management Committee makes sure that risks are identified and assessed continuously across functions and processes. It is responsible for the system's constant further refinement and for verifying its effectiveness. It reports regularly to the Executive Board. The Committee further develops the basic principles of risk policy and oversees their compliance. It also communicates the Group's risk policy, defines the documentation requirements and initiates any necessary reviews of specific aspects of the risk management system by the internal auditing department. The respective parent companies of the business segments ensure that their subsidiaries are likewise incorporated into the risk management system.

All major potential risks to the Group's profitability or basis of existence are documented in a risk map which is regularly updated and extended. Major risks are defined as dangers which per se – assuming a median probability of occurrence – might cause damage equal to at least one-third of the result necessary to maintain the Company's inherent value. Due account is taken of potential interdependencies between different risks.

The measures designed to ensure the early detection, limitation and elimination of these risks within the framework of the risk management system are themselves regularly reviewed and reinforced. Over and above appropriate insurance solutions, countermeasures specific to each individual risk situation are envisaged for the purpose of limiting and overcoming risks. The experience following the events of 11 September 2001 and their consequences has confirmed the effectiveness of the existing risk management system.

An analysis of risks, together with possibilities of limiting and overcoming them, also forms an integral part of the Group's strategy development process and is incorporated into Operational Group Planning.

The independent auditing company PwC Deutsche Revision AG examined Lufthansa AG's system for the early detection of risks as part of its audit of the annual accounts. It confirmed that the system meets the defined requirements.

Risks of future development
The effects of and fluctuations in global economic trends and the general macroeconomic setting have a fundamental impact on Lufthansa's commercial development.

Cyclical and geopolitical risks
The aftermath of the terror attacks of 11 September 2001 and the negative development of the world economy continued to weigh heavily on the aviation industry in 2002. Subsequent terroristic attacks such as those on Djerba, Bali or in Kenya have led to a general feeling of insecurity and to a subdued trend in the demand for travel services. An exacerbation of this effect may be expected should a war break out against Iraq. These geopolitical uncertainties, together with the conjunctural slowdown of the world economy, are having a significant impact on the demand for aviation services.

Overall passenger numbers in international scheduled air traffic last year failed even to match the level of 2000. Lufthansa's good result in 2002 was largely due to successful capacity adjustment and to stringent cost management. This development shows clearly that the competitiveness of the air travel sector hinges on how flexibly an airline can react to changes in demand and in the competitive environment. The introduction of further flexibility into fixed cost items, especially staff costs, is a crucial requirement for this. This necessitates competitive pay settlements specific to each individual business segment to enable Lufthansa to keep pace with the new challenge posed notably by no-frills carriers in Europe.

Strike risk
Against this background the risk of strikes likewise assumes increasing importance. Key professional groups are in a position, by staging relatively short strikes, to massively disrupt flight operations and to cause a disproportionately large amount of damage. Moreover, the warning strike organised by the ver.di trade union in connection with the collective bargaining negotiations for the public sector in Germany showed that Lufthansa's flight operations are also subject to this risk in the context of labour disputes outside Lufthansa.

Hedging the fuel price risk
Fuel consumption is a major cost item. In the year under review it made up almost eight per cent of total operating expenses. Large swings in fuel prices can have a significant impact on the operating result. The risk of unfavourable fuel price movements is limited by the use of various hedging instruments for the crude and heating oil market. Lufthansa's hedging strategy is aimed at neutralising the price risk of up to 90 per cent of anticipated fuel consumption in the following 24 months on a revolving basis. Around 63 per cent of the anticipated fuel needs for the 2003 financial year and around 2 per cent of the estimated volume required for 2004 were hedged as at the balance sheet date. For 53 per cent of the hedged needs for 2003 and all of the hedged operations for 2004 the upward reach of the hedges is limited by offsetting transactions to an average crude oil price level of approximately USD29/bbl.

Capital market risks
The Lufthansa Group's international business activities expose it to both exchange rate and interest rate fluctuations in the international money, capital and foreign exchange markets. Internal guidelines lay down that half the cost of US dollar-denominated investments in aircraft is to be hedged as soon as an outright purchase contract is signed. Hedging of the other half is undertaken depending on current market developments.

A maximum of 75 per cent of the expected net cash flows in individual currencies are hedged for up to 36 months. Variable-rate interest payables may be hedged up to 100 per cent.

This hedging strategy to limit the aforementioned price risks is laid down by Lufthansa's Executive Board. It is documented in internal guidelines; compliance with those guidelines is continuously monitored by the Group internal audit division. Appropriate management and control systems are in place for ongoing risk measurement, surveillance and management. The Supervisory Board is regularly informed of the exposure positions and the hedging results achieved.

Note 39 to the Consolidated Financial Statements of Lufthansa AG gives a detailed account of the state of the exchange rate, interest rate and fuel price hedging operations.

Infrastructure risks

The planned extension of the runways at Frankfurt Airport assumes considerable importance for Lufthansa's long-term competitiveness. The state government of Hesse (in which Frankfurt is situated) has likewise expressed its assent to an extension of the runway system following the clear recommendation given by the "mediation group" of independent experts. The extension project is a key precondition for securing Frankfurt Airport's future as an international air traffic hub. However, the operational restrictions that have meanwhile been introduced into the public debate on extending the airport would obstruct its efficient use. In particular, a practicable solution allowing a certain number of night flights is crucial. If such a solution is not found, Lufthansa would have to refocus its flight schedule structure in the medium term on suitable alternative hubs such as Munich.

Bottlenecks in the European air traffic control systems are continuing to cause substantial flight delays. The infrastructural shortcomings are burdening the profitability of all European airlines. In addition they are jeopardising the sector's ability to keep pace with the growing demand for air transport services. Together with other airlines, Lufthansa is therefore continuing to press the European Commission and the national governments to create an efficient system of air traffic control throughout Europe with the aim of achieving a "single sky" solution. Lufthansa has underscored the importance of the infrastructural setting inter alia by appointing a general representative for infrastructure. He answers direct to the Executive Board and centrally coordinates all infrastructural issues.

Risks of negative developments of the Group's alliances

One of the mainstays of Lufthansa's commercial success is its integration into the world's leading airline partnership system, the Star Alliance. It offers its customers coordinated flight connections to 684 destinations in 125 countries. The loss-making situation in which many of the airlines worldwide at present find themselves has, in the case of some of Lufthansa's partners, assumed alarming proportions that threaten their existence. Thus the Star Alliance partner Ansett announced its insolvency last year, and even our key US partner United Airlines filed for protection from creditors in December 2002 with a view to achieving restructuring under Chapter 11 of the US insolvency law. Lufthansa is closely monitoring developments at United Airlines and is actively supporting United's restructuring measures in an advisory capacity.

Risks in connection with procuring spare parts

The in some cases monopolistic market structure which prevails among the manufacturers of aircraft spare parts exposes Lufthansa to a general risk of rising prices for the procurement of spare parts. This development is also growing more acute on account of the consolidation trend among producers. Lufthansa is doing all it can to contain the resulting economic risk. For example, Lufthansa Technik, with the support of its subsidiaries and associates, has expanded the range of purchasing sources for aircraft spare parts. In addition, negotiations have been intensified further with the manufacturers of aero-engines with the aim of strengthening the Group's joint bargaining position in the purchasing field.

Insurance risks

The costs of insuring the Group's fleet have surged dramatically following 11 September 2001 and since then have remained at a very high level. This is due to the exorbitant additional premiums that are now being charged for insuring against the risk of war and allied perils. An escalation of the conflict with Iraq and new terrorist attacks harbour the risk of further rises in the premiums. We are therefore monitoring the ongoing development of the existing models for insuring against terrorist risks especially closely. This calls for intense cooperation between all market participants and the international community of states.

Rise in insurance costs
for the Lufthansa Group fleet

150
120
90
60
30
0
USD m

until 11.09.2001 | from 01.10.2001 | from 01.12.2001 | from 01.12.2002

Third-party liability insurance against "war and allied perils"
hull war insurance
hull and liability insurance

Until 11 September 2002, third-party liability insurance against war and allied perils was covered under general third-party insurance. In the wake of the terrorist attacks, commercial insurers withdrew full cover and only offered cover up to USD50 million. Since minimum insurance coverage of USD1 billion is required for aircraft, the German government issued a state guarantee underwriting risks in excess of the coverage provided by private insurers (cost: USD92 million p. a.). On 1 December 2002, the state guarantee expired, and liability coverage was restored to USD1 billion (cost: USD76 million per year). Since 11 September 2001, the annual cost of insuring the fleet has risen from USD19.5 million to USD141 million.

Risks arising from Group companies

Lower passenger volumes, a cutback in flight capacity and reductions of the inflight service by US carriers in the wake of the terror assaults of 11 September 2001 have also seriously affected the airline catering business of the LSG Sky Chefs group. However, rigorous cost management, the integration of the operational US business acquired in June 2001 and rising revenue levels compared with the slump following 11 September are the first signs of a trend towards re-attaining satisfactory rates of return for Lufthansa in this business segment.

Other risks

In September 2002 the US District Court of North Carolina allowed a class action with more than 30,000 US travel agencies as plaintiffs against 13 US airlines and 4 non-American airlines, including Lufthansa, regarding an alleged anti-competitive collusion in connection with a reduction of commission payments from 1997 to 2002. Lufthansa is not aware of any breach of antitrust laws, it benefits together with its Alliance partner, United Airlines, from an "antitrust immunity" issued by the US authorities and considers the asserted class action groundless.

The Group's strategy

Aviation group has proved its strength in the crisis

The muted world economic climate and weak macroeconomic momentum in our domestic market Germany are continuing to hamper the development of the Lufthansa Group. In the 2002 financial year we coped with the crisis much better than our competitors. The factors in our success were and are a high degree of flexibility, systematic value-oriented cost and revenue management as well as our financial soundness and continuity. The top priority of all our business segments remains enhancing the Group's market value.

Experience has demonstrated that Lufthansa's strategy of a broadly based aviation group also pays off in difficult times. Our decentralised business segment structure enables us to achieve a high degree of flexibility and short decision-making channels within the business segments. The market-oriented character of both our internal and external customer/supplier relationships has substantially enhanced our efficiency and thus created additional leeway for mastering the crisis. At the same time we are continuing to exploit the synergies of the Group network. During the past few years those business segments that are not directly engaged in air travel have been expanded on an above-average scale so as to better offset segment-specific risks within the Group. The business segments Maintenance, Repair and Overhaul, Catering and IT Services have continuously increased their share of business with external clients.

Just as our concept of the aviation group is inherently oriented to flexibility and resilience to crises, the strengthening of our ability to withstand crises has for years been an integral part of our business segment strategy. Elements of our successful track record in this respect in recent years include optimised capacity and yield management as well as intelligent monitoring and control systems. In addition, we have resolutely pursued a policy of making costs more variable.

Strategies of the business segments

Our core passenger business is excellently positioned as a network airline in the rapidly changing European airline industry. It will further extend its leading role. Given the successful development of the Star Alliance, we shall continue to base our strategy on partnerships and alliances. Even in these difficult times we are forging ahead towards deeper integration with a view to systematically exploiting potential synergies for mutual commercial benefit.

We shall continue to closely monitor the no-frills business model. We are responding in a circumspect manner, firstly in order to ward off any potential threat and, secondly, to seize possible opportunities in this market segment. Last year we thus successfully introduced a new pricing concept in Germany and elsewhere in Europe.

Ongoing cost and revenue management aimed at enhancing the Group's value, increasing our flexibility so as to strengthen our resilience to crises, plus the long-term safeguarding of our infrastructural requirements remain key strategic tasks. We shall oppose with all means competitive distortions created by government subsidies granted to other airlines.

Lufthansa Cargo is strategically well placed as a leading provider worldwide in the airport-to-airport freight segment. We shall continue to differentiate ourselves from our competitors through our innovative leadership in respect of our product and service portfolio. At the same time we are endeavouring to both widen and deepen the cargo alliance WOW.

Lufthansa Technik occupies the number one spot in the world as an independent one-stop supplier of aircraft maintenance, repair and overhaul services. The core business is being extended from classical aeronautical repairs to all-round solutions including engineering and logistics services. Thanks to our strategy of internationalisation, we not only offer our clients local production platforms but can also ensure an internationally competitive cost base.

In the Catering segment we shall bring the task of integrating LSG and Sky Chefs to a successful conclusion and achieve the commercial rebound in this business segment, which was particularly badly affected by the terror attacks of 11 September 2001. We are countering the changed underlying conditions in the catering segment by expanding our logistics services beyond pure catering.

The strategic aim of Lufthansa Systems is to establish itself as a leading aviation system house. The company is positioning itself in particular as a strategic IT provider to the Group companies and their alliance partners.

With our equity interest in Thomas Cook AG we occupy a foremost position in the European leisure travel market. The conclusion of the integration of Thomas Cook UK and C&N and the parallel restructuring process to create a fully integrated leisure travel group will lastingly boost profitability. The next goal is to establish the new brand and product portfolio in the market and to react flexibly to the altered pattern of consumer behaviour.


Air traffic remains on a growth path
Forecast for international passenger traffic:
From 2002 to 2006 4.3 per cent growth worldwide p. a.
4.4
3.0
3.5
5.0
5.3
5.2
3.8
0.8

(Source: IATA Passenger Forecast 2002–2006)
Figures in per cent.

Air traffic within a continent
Air traffic between continents

Further development of the all-round aviation group

The concept of the integrated aviation group will be systematically continued in the coming years. Our portfolio of businesses is stable but not static. However, our largest business segment is and will remain passenger business. In building up and extending business segments we orient ourselves to our core competencies and existing stock of assets.

Our strategy continues to be shaped by the principles of value-oriented financial management. In all our activities, investments and acquisitions, enhancing Lufthansa's market value remains our overriding priority. Our yardstick in this is the Cash Value Added (CVA) concept. In 2002 we extended the concept by adding key elements. We now have at our disposal a compact and concise value-based management system at both Group and segment level. In the past year we generated a positive CVA of €404m for the Group.

The factors that brought success in the past will apply in the future, too: permanent cost discipline – including when the going appears to be good –, controlled growth at a minimised risk, such as via cooperations and alliances, and maximum flexibility in planning and implementation will determine our future development. The foundation for the ongoing evolution of our aviation group is a sound and constantly crisis-resistant balance sheet, to which we pay especial attention. For us good corporate governance remains the basis of our entrepreneurial management system. We have integrated the recommendations of the German Corporate Governance Code into our management principles.

Financial strategy

Lufthansa has further extended its strong financial position. Its traditionally conservative financial policy, maximum flexibility and an appropriate supply of liquidity allow us to make optimal use of the financing alternatives and cushion it against fluctuations in the financial markets.

For our gearing (ratio of net indebtedness to shareholders' equity) we have set a target range of 40–60 per cent. We succeeded in lowering the gearing to 27.5 per cent in a short space of time after it had breached the target ceiling in 2001 owing to the purchase of the outstanding shareholding in LSG Sky Chefs and the consolidation of its liabilities.

The moderate debt level and the young and largely debt-free fleet give Lufthansa an outstanding position within the airline industry in its financing options, which is also underpinned by corresponding authorisations given by the shareholders at the Annual General Meeting. One of the declared aims of our financial strategy is to preserve this flexibility and use it for an optimal financing of the Group.

To guard against cyclical fluctuations Lufthansa maintains a liquidity reserve that is available at all times. This safety cushion secures the Group's capital expenditure programme irrespective of conditions in the financial markets.

Lufthansa thus follows a forward-looking financing policy geared to the long term. In shaping and implementing the policy it relies on intensive partnerships built up over many years.

Lufthansa's financial strength is also reflected in its credit ratings. With a score of BBB+ from Standard & Poor's and Baa1 von Moody's Investor Services, Lufthansa has the best credit rating of any European airline and managed to further extend its lead over many rival carriers. These ratings were confirmed at the end of 2002.

Outlook

Economically, financially and operationally, 2002 was the most difficult year in the history of aviation industry since the Second World War. The consequences of the current crisis are already deeper than expected. Whereas after the Gulf War in the early 1990s it took eleven months for the economy to pick up, today – 16 months after 11 September – there are still no indications of a broad-based recovery of the world economy.

In the opinion of the Ifo economic research institute the economy will gather momentum only slowly. The conflict with Iraq, the exchange rate trend of the euro and the increase in crude oil prices are all obstacles to an economic upswing. In addition, it is anticipated that the major regions of the world economy will develop at different speeds. In the euro area gross domestic product is forecast to grow by 1.5 per cent, in the United States by 2.5 per cent and in Japan by 1.25 per cent. In Germany the government expects the economy to expand by only 1 per cent. Given the deceleration of growth in the final quarter of 2002, the possibility of a recession appears increasingly likely.

The persisting nervousness and purchasing restraint being shown by consumers is also having an impact on their travelling behaviour. Thus business momentum slackened further in the first few weeks of this year. We shall therefore continue to gear our capacity decisions to current demand and, where appropriate, cancel planned increases. As our fleet is virtually free of leasing liabilities, we can ground aircraft rapidly and flexibly.

The future overall economic development hinges crucially on the duration and outcome of the Iraq crisis. For this reason it is not possible at the moment to give a meaningful forecast about the likely course of business in the 2003 financial year. But even if no military confrontation occurs with Iraq, it will not be possible, judging from the present perspective, to match last year's result. In order to safeguard our profitability we decided on far-reaching measures in February. These include further capacity reductions in domestic and European traffic. This entails taking a total of 31 aircraft at Lufthansa and 15 at CityLine and our regional partners out of circulation. The envisaged volume of capital spending has been cut back by €200m and an immediate Group-wide recruitment freeze has been imposed. A supplementary D-Check initiative "Cash 100" is to generate additional cash flow of around €100m in the current year.

The uncertain situation could lead to the elimination of some competitors and thus foster a consolidation of the industry in Europe. Lufthansa is strategically and financially well positioned to be able to maintain its position, even in the event of a protracted crisis.

Prospects for the individual business segments

In all our forecasts for the development of the business segments we have excluded the scenario of a war with Iraq and its unpredictable consequences.

Passenger Business

The slackening of demand, particularly in the premium customer segment, which became evident already in the fourth quarter of 2002, persisted at the beginning of this year in the absence of an economic recovery and hence an increase in business travel. No fundamental change is to be expected in the first half of the year. The measures taken by many firms to cut travel costs will continue to have a negative effect on demand in the business travel segment. We expect an ongoing sound trend in demand for intercontinental traffic, however. In this connection we shall increasingly deploy modern, more cost-effective aircraft such as the Airbus A330 and in this way ensure an economical service in long-haul traffic. On European routes we expect competition to intensify further. We believe that we are on the right track with the capacity adjustments that have already gone into effect in the summer 2003 timetable. Notwithstanding all these measures, we do not envisage that the Passenger Business segment will be able to match its 2002 result.

Logistics

In 2003 Lufthansa Cargo will further streamline its organisational structure and processes. As last year, a key priority will be to reinforce and extend its alliances and partnerships in the air freight sector. In this way market opportunities are to be improved, while costs are to be reduced via synergies. In addition, the Lufthansa Group's logistics specialist will react flexibly to the changing market environment and goods flows and adjust its capacities accordingly.

Lufthansa Cargo's Airfreight Development Index and numerous economic forecasts suggest a moderate recovery for the second half of 2003 in major markets. Against this background Lufthansa Cargo plans to repeat the good result it achieved in the past fiscal year.

Maintenance, Repair and Overhaul
The continuing crisis in the air traffic industry will have a negative impact on the prices and margins of the providers of MRO services in 2003, too. But Lufthansa Technik also sees opportunities in the current market situation since many airlines are reducing their in-house production and service capacities due to the critical situation and are closing their aeronautical maintenance units. This applies also to aero-engine maintenance, which is a key field of business for Lufthansa's MRO segment.

Lufthansa Technik anticipates higher revenue for 2003 – especially from aircraft overhauls that were postponed by Lufthansa German Airlines. At the same time the company has adopted a flexible stance and can respond quickly to changes. Assuming the measures that have been set in train to boost distribution and reduce costs take full effect, Lufthansa Technik expects at most to post a result at a similar level to 2002.

Catering
In the year under review LSG Sky Chefs initiated a series of measures to bolster its result. This includes the ongoing lowering of overheads, the expansion of its product range, lean production and product standardisation. Especially in the airline catering segment the company has reacted to the smaller flight volume and the declining demand for on-board meals by implementing important initiatives, notably with a view to trimming its production, procurement and administrative processes. The integration of the former separate business segments of LSG and Sky Chefs has progressed rapidly and in line with expectations; the organisations have been unified and streamlined. This will have a beneficial effect on the Group's business volume and economic efficiency. LSG Sky Chefs aims to achieve a positive operating result in 2003.

Leisure Travel
Despite the current muted booking trend, Thomas Cook anticipates a slight recovery in demand and an increase in revenue in the current business year. However, the development in Germany will probably lag behind the rate of European growth owing to the sluggish cyclical recovery. Better prospects are seen in the United Kingdom, in western/eastern Europe and above all in the extra-European markets. Positive effects are expected from the adopted measures to cut costs.

For 2002/2003 Thomas Cook AG is seeking to achieve a break-even result after taxes.

IT Services
Lufthansa Systems believes that the slump in the airline and aviation IT sector has bottomed out and expects the market to pick up in the coming years. The group foresees particularly promising opportunities in this market as it is the sole supplier of a one-stop integrated full-service portfolio. This product is not directed solely at the aviation industry. The company expects increased demand for outsourcing services from the need to restructure and cut costs in the light of the persistent crisis in the air travel sector. In addition, the broad customer base makes it possible to spread the risk

and improves the cost structure. In the current year Lufthansa Systems therefore stands a good chance of surpassing the excellent result it posted in 2002.

Major events after year-end closure
Lufthansa Commercial Holding GmbH has sold its 66 per cent stake in the travel distribution system START AMADEUS, Bad Homburg, to Amadeus Global Travel Distribution S.A., Madrid. The participating interest was transferred to Amadeus Global on 26 February following the go-ahead from the antitrust authorities. Amadeus Global now is the sole owner of START AMADEUS GmbH. The purchase price is around €100m.

On 20 March 2003 part of the external liabilities of SC International Services, Inc., a subsidiary of LSG Sky Chefs, will be repaid out of Lufthansa Group resources with a view to reducing the interest burden. This was announced by LSG Sky Chefs on 18 February. The repayment will involve an outflow of liquid funds from the Lufthansa Group amounting to approximately USD650m.

On 28 February an arbitration agreement was reached in the pay talks for Lufthansa's ground and cabin staff. It foresees a three-stage increase in the collectively negotiated pay scales: on 1 January by 3.2 per cent, on 1 October by 1.8 per cent and on 1 May 2004 by a further 1.2 per cent. The pay settlement has a duration of 26 months altogether, and runs until 31 December 2004. For November and December 2002 a one-off payment of €250 plus a share in the 2002 profit equal to 1.8 per cent of the employee's annual salary was agreed; 50 per cent of this will be based on the overall Group result and the other 50 per cent on the business segment result. In addition the staff will receive a one-off payment amounting to 2 per cent of their annual salary in recognition of their special contribution towards overcoming the difficult time following the events of 11 September. Furthermore, funds are being made available for a revision of the pay structure of ground staff and the pension benefits of cabin staff with effect from 1 January 2003. The pay settlement also contains clauses which, in the event of a crisis, will enable immediate measures to be taken to reduce staff costs through corresponding flexible working-time arrangements. Lufthansa has set up sufficient provisions to finance the additional costs that will be incurred in respect of the year.

Projections of future developments
This Annual Report contains figures and forecasts relating to the future development of the Lufthansa Group and its affiliated companies. These forecasts are estimates which we have made on the basis of all the information available to us at the present time. If the assumptions underlying the forecasts should prove erroneous or if potential risks – such as those mentioned in the Risk Report – should become reality, the actual results may deviate from current expectations.

Consolidated Income Statement for Financial Year 2002

	Notes	**2002** €m	**2002** €m	2001 €m
Traffic revenue	6)	12,031.9		12,253.0
Other revenue	7)	4,939.5		4,437.0
Revenue			**16,971.4**	**16,690.0**
Changes in inventories and work performed by the enterprise and capitalised	8)	15.6		25.8
Other operating income	9)	2,102.3		1,472.9
Cost of materials	10)	– 7,196.0		– 7,623.5
Staff costs	11)	– 4,660.1		– 4,480.6
Depreciation and amortisation	12)	– 1,243.3		– 1,714.1
Other operating expenses	13)	– 4,397.8		– 4,686.1
Profit/loss from operating activities			**+1,592.1**	**– 315.6**
Result from investments accounted for using the equity method	14)	– 91.4		– 15.9
Other income from subsidiaries, joint ventures and associates	14)	+ 28.0		+ 60.3
Net interest	15)	– 415.1		– 397.9
Other financial items	16)	– 161.2		– 75.6
Financial result			**– 639.7**	**– 429.1**
Profit/loss from ordinary activities			**+ 952.4**	**– 744.7**
Other taxes	17)		– 47.7	– 62.2
Profit/loss before income taxes			**+ 904.7**	**– 806.9**
Income taxes	17)		– 182.8	+ 202.4
Result after taxes			**+ 721.9**	**– 604.5**
Minority interests			– 5.1	– 28.7
Net profit/loss for the period			**+ 716.8**	**– 633.2**
Basic earnings/loss per share	18)		**€ +1.88**	**€ –1.66**
Diluted earnings per share	18)		**€ +1.75**	**€ –1.66**

Consolidated Balance Sheet as of 31 December 2002

Assets	Notes	31.12.2002 €m	31.12.2002 €m	31.12.2001 €m
Intangible assets	20)	1,714.7		1,909.9
Aircraft and spare engines	21)	6,988.8		7,551.7
Other tangible assets	22)	1,359.5		1,351.6
Investments accounted for under the equity method	24)	913.6		1,275.9
Other financial items	24)	737.1		797.3
Fixed assets	19)		**11,713.7**	**12,886.4**
Repairable aircraft spare parts			**389.1**	**357.6**
			12,102.8	**13,244.0**
Inventories	25)	397.2		383.7
Trade receivables	26)	1,630.0		1,747.4
Other receivables and other assets	26)	1,044.7		1,301.4
Securities	27)	583.6		5.5
Cash and cash equivalents	28)	3,054.2		1,176.7
Current assets			**6,709.7**	**4,614.7**
Income tax assets	17) 29)		**205.1**	**262.0**
Prepaid expenses	30)		**119.3**	**85.2**
Total assets			**19,136.9**	**18,205.9**

Shareholders' equity and liabilities	Notes	31.12.2002 €m	31.12.2002 €m	31.12.2001 €m
Issued capital	31)	976.9		976.9
Capital reserve	32)	809.2		680.8
Fair value reserves		107.5		175.5
Retained earnings	32)	1,514.8		2,298.1
Net profit/loss for the period		716.8		- 633.2
Shareholders' equity			**4,125.2**	**3,498.1**
Minority interests			**46.8**	**30.1**
Retirement benefit obligations		4,019.5		3,700.5
Provisions for income taxes		260.9		166.6
Other provisions and accruals		3,515.4		2,996.3
Provisions and accruals	33)		**7,795.8**	**6,863.4**
Long-term borrowings	34)	4,713.4		4,445.7
Trade payables	35)	938.5		1,126.4
Other liabilities	35)	1,285.4		1,901.2
Liabilities			**6,937.3**	**7,473.3**
Deferred income	36)		**231.8**	**341.0**
Total shareholders' equity and liabilities			**19,136.9**	**18,205.9**

Consolidated Statement of Changes in Shareholders' Equity

	Issued capital €m	Capital reserve €m	Fair value reserves hedging instruments €m	Fair value reserves other financial assets €m	Currency translation differences €m	Retained earnings €m	Net profit/loss for the period €m	Total €m
Balance on 31 December 2000	**976.9**	**680.8**	**–**	**–**	**-6.1**	**1,772.9**	**689.0**	**4,113.5**
First-time application of IAS 39 Adjustments as of 1 January 2001	–	–	275.2	58.5	–	40.9	–	374.6
As adjusted on 1 January 2001	**976.9**	**680.8**	**275.2**	**58.5**	**-6.1**	**1,813.8**	**689.0**	**4,488.1**
Transfers	–	–	–	–	–	460.0	-460.0	–
Dividends	–	–	–	–	–	–	-229.0	-229.0
Net loss for the period	–	–	–	–	–	–	-633.2	-633.2
Changes in fair value	–	–	59.2	-15.4	–	–	–	43.8
Transfers to acquisition cost	–	–	-64.7	–	–	–	–	-64.7
Transfers to the income statement	–	–	-75.0	-62.3	–	–	–	-137.3
Other neutral changes	–	–	–	–	-15.5	+45.9	–	+30.4
Balance on 31 December 2001	**976.9**	**680.8**	**194.7**	**-19.2**	**-21.6**	**2,319.7**	**-633.2**	**3,498.1**
Transfers	–	–	–	–	–	-633.2	+633.2	–
Dividends	–	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	–	716.8	716.8
Changes in fair value	–	–	38.9	11.3	–	–	–	50.2
Transfers to acquisition cost	–	–	-30.3	10.0	–	–	–	-20.3
Transfers to the income statement	–	–	-98.5	0.6	–	–	–	-97.9
Other neutral changes	–	128.4	–	–	-44.4	-105.7	–	-21.7
Balance on 31 December 2002	**976.9**	**809.2**	**104.8**	**2.7**	**-66.0**	**1,580.8**	**716.8**	**4,125.2**

Currency translation differences are disclosed under retained earnings in the balance sheet. The other neutral changes result mainly from changes in the capital of investments accounted for under the equity method. The neutral change in the capital reserve includes the premium from the floatation of the bond of 4 January 2002.

Note to the Consolidated Cash Flow Statement

The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the year under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to the cash inflow from operating activities) as well as investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement comprise bank balances (without time deposit credit balances) and cash in hand. The balance of liquid funds in a wider sense can be determined by including securities held as current assets and long-term time deposit credit balances.

Consolidated Cash Flow Statement

	2002 €m	2001 €m
Cash and cash equivalents on 1 January	**378.3**	**385.8**
Profit/loss before income taxes	904.7	- 806.9
Depreciation of fixed assets (net of reversals)	1,251.0	1,798.9
Depreciation of repairable aircraft spare parts	47.7	39.1
Result from fixed asset disposal	- 495.3	- 164.1
Result from investments accounted for under the equity method	19.9	15.9
Net interest	415.1	397.9
Income taxes paid	0.2	- 7.4
Changes in inventories	- 13.5	- 130.9
Changes in receivables, other assets and prepaid expenses	204.1	- 988.8
Changes in provisions and accruals	758.5	1,107.4
Changes in liabilities (without borrowings)	- 573.7	394.5
Other	- 207.1	80.1
Cash flows from operating activities	**2,311.6**	**1,735.7**
Purchase of tangible assets and intangible assets	- 363.7	- 1,355.2
Purchase of financial assets	- 90.3	- 139.1
Additions to repairable aircraft spare parts	- 79.1	- 47.8
Proceeds from sale of non-consolidated equity investments	807.6	111.3
Acquisition of non-consolidated equity investments	- 125.4	- 365.7
Acquisition of consolidated equity investments*	- 10.1	- 1,192.5
Proceeds from disposals of intangible assets, tangible assets and other financial assets	176.4	379.6
Interest received	136.0	98.3
Dividends received	49.8	79.8
Net cash used in investing activities	**501.2**	**-2,431.3**
Securities/fixed-term deposits	- 578.1	- 219.9
Net cash used in investing activities and cash investments	**- 76.9**	**-2,651.2**
Premium from bond floatation	128.4	-
Long-term borrowings	1,019.9	1,413.3
Repayments of long-term borrowings	- 530.9	- 527.8
Other borrowings	- 489.4	548.0
Dividends paid	-	- 229.0
Interest paid	- 288.9	- 298.9
Net cash used in financing activities	**- 160.9**	**905.6**
Net decrease/increase in cash and cash equivalents	**2,073.8**	**- 9.9**
Effects of exchange rate changes	0.9	2.4
Cash and cash equivalents on 31 December	**2,453.0**	**378.3**
Securities	583.6	5.5
Term deposits	601.2	798.4
Total liquid funds	**3,637.8**	**1,182.2**
Net increase/decrease in total liquid funds	2,455.6	212.4

**Net of €18.4m (prior year: €65.1m) cash acquired.*
Note to the Consolidated Cash Flow Statement see page 114.

Notes to the Consolidated Financial Statements of Deutsche Lufthansa AG 2002

1 Fundamentals and methods

The consolidated financial statements of Deutsche Lufthansa AG and its subsidiaries have been prepared in accordance with the International Accounting Standards (IAS) taking account of the interpretations by the Standing Interpretations Committee (SIC). All standards applying to financial year 2002 have been taken into account.

No accounting and valuation methods under German law not in conformity with IAS or SIC have been applied.

The requirements set out in section 292a of the German Commercial Code (HGB), exempting the Company from its obligation to prepare consolidated financial statements under the German Commercial Code, are met. The assessment of such requirements is based on the German Accounting Standard No. 1 (DRS 1) promulgated by the German Standardisation Council.

The following accounting and valuation methods applied to the present consolidated financial statements deviate from German law:

- translation of foreign currency receivables and liabilities as at the closing date and recognition of the effects of changes in foreign exchange rates in the income statement;
- accounting of internally generated intangible fixed assets;
- revenue recognition by reference to the stage of completion of long-term customer orders;
- valuation of long-term provisions at present value;
- no recognition of other provisions if the probability of outflow of resources is below 50 per cent;
- recognition of deferred tax assets and liabilities in accordance with the liability method; capitalisation of deferred tax assets from tax loss carry-forwards;
- recognition of assets and corresponding liabilities under finance lease agreements according to IAS 17;
- valuation of retirement benefit obligations according to the projected unit credit method, taking account of future trends in salaries and the corridor rule under IAS 19;
- measurement of financial instruments, with the exception of loans and receivables originated, or financial investments held to maturity at fair value, provided such value can be reliably determined, as well as recognition of the resulting changes directly in equity;
- measurement of financial instruments at fair value in so far as they qualify as being held for trading, and recognition of the effects of changes in net profit or loss for the period.

2 Consolidation methods

All significant subsidiaries under the legal and/or actual control of Deutsche Lufthansa AG are included in the consolidated financial statements. Significant joint ventures and associated companies are accounted for using the equity method, provided that the Group holds an interest of between 20 and 50 per cent and may exercise significant influence. Other equity investments are valued at acquisition cost. Pages 172–177 ff. present a list of significant subsidiaries, joint ventures and associates.

For the purposes of initial consolidation of subsidiaries, the acquisition cost of equity investments is compared to the Group's share in the carrying amount of the respective company's equity. The difference between acquisition cost and prorated equity is, as a rule, initially allocated to the subsidiary's assets and liabilities up to the amount of the difference between fair value and carrying amount. Within the context of subsequent consolidations, hidden reserves and encumbrances thus disclosed are carried forward, amortised or released in accordance with the treatment of the corresponding assets and liabilities. Any remaining asset-side difference from capital consolidation is recognised as goodwill and amortised over its expected useful life according to the straight-line method. Negative goodwill is openly deducted from asset-side differences and, provided that it does not result from anticipated losses, released in the amortisation item over a maximum period of 20 years in accordance with the development of the corresponding fixed asset items. Any negative goodwill arisen before financial year 2000 is released affecting income over a period of five years as before.

The carrying amount of the investments accounted for by the equity method is increased and reduced respectively at each reporting date by Lufthansa Group's prorated share of the associate's or joint venture's changes in equity capital. The difference between the carrying amount of the equity investment and the prorated equity of the company is allocated and carried forward on the basis of the principles applicable to consolidation.

Effects resulting from intra-group transactions are eliminated. Receivables and payables between consolidated companies are netted; intra-group profits and losses with regard to fixed assets and inventories are eliminated, and intra-group income is set off against the corresponding expenses. For all temporary differences from consolidation, tax deferrals are recognised as required by IAS 12.

The consolidation methods used are unchanged compared with the preceding year.

3 Currency translation

The financial statements of foreign Group companies are translated into euros in accordance with the functional currency concept. The functional currency is mainly the currency of the country in which the respective company is located; in particular cases, the functional currency differs from the local currency. Consequently, assets and liabilities are translated at the exchange rate on the balance sheet date, whereas income statement items are translated at average exchange rates for the year. Any differences resulting from this as well as from the currency translation of amounts carried forward from the prior year are recognised directly in equity. Goodwill arising from capital consolidation of foreign subsidiaries is carried forward at historical acquisition cost.

The following table reflects the fluctuation in major foreign exchange rates in comparison with the euro:

	2002 Balance-sheet rate	**2002** Income statement average rate	2001 Balance-sheet rate	2001 Income statement average rate
USD	0.96006	1.05634	1.13340	1.11966
CAD	0.61002	0.67500	0.70917	0.72279
GBP	1.53775	1.59081	1.64177	1.61101
HKD	0.12310	0.13544	0.14468	0.14355
THB	0.02216	0.02455	0.02552	0.02520
SEK	0.10930	0.10956	0.10715	0.10763
NOK	0.13739	0.13361	0.12559	0.12438
DKK	0.13462	0.13460	0.13446	0.13421
CHF	0.68837	0.68148	0.67549	0.66384

4 Group of consolidated companies

In addition to Deutsche Lufthansa AG as the parent company, the group of consolidated companies includes 47 domestic and 131 foreign companies (prior year: 23 domestic and 124 foreign companies).

Compared with the prior year, the 2002 group of consolidated companies has been expanded by LSG Sky Chefs Belgium N.V. founded in May 2002 as well as by three companies for the special purpose of finance lease founded in June 2002 and another one founded in December 2002. At the end of December 2002, the interest in Shannon Aerospace Ltd. was increased to 100 per cent and financial and operative control taken over.

In financial year 2002, the interests in Hawker Pacific Aerospace Inc. and Hawker Pacific Aerospace Ltd. were increased to 100 per cent by in total 34.5 per cent, 7.0 per cent of which were acquired in February and 27.5 per cent in April. Taking account of their acquisition in stages, both companies are included in the consolidated financial statements as from 1 January 2002. The total amount of €19.1m was spent for the acquisition of the shares in the three companies in the year 2002.

In addition to that, the following companies have for the first time been included: AIRO Catering Services Eesti OÜ, AIRO Catering Services Sweden AB, Feenagh Investments (Proprietary) Ltd., Riga Catering Service SIA, Lido GmbH Lufthansa Aeronautical Services, Lufthansa Process Management GmbH, Lufthansa Systems AS GmbH, Lufthansa Systems Berlin GmbH, Lufthansa Technik Philippines Inc., GOAL Verwaltungsgesellschaft mbH & Co. Projekt Nr. 5 KG as well as a further sixteen companies for the special purpose of finance lease.

The group of consolidated companies also includes shares in three money market funds, the assets of which have to be attributed to the Group.

Caterair New Zealand Limited (US Comp.), LSG Lufthansa Service Nordost GmbH and SkyChefs Inc. Europe left the group of consolidated companies owing to mergers with other companies from the group of consolidated companies.

The inclusion of other subsidiaries has been unnecessary because their combined influence on the Group's net assets, financial position and results of operations is insignificant. All in all, these companies account for up to five per cent of revenue, earnings, and balance-sheet total.

The consolidated financial statements include investments in 57 joint ventures and 56 associated companies (prior year: 57 joint ventures and associated companies each), nine joint ventures (prior year: seven) and 28 (prior year: 30) associated companies of which are accounted for under the equity method. The interests in OPODO LIMITED and in Shanghai Pudong International Airport Cargo Terminal Co. Ltd. have for the first time been included in the accounting at equity. DHL International Ltd. and GlobeGround GmbH, which had previously been accounted for under the equity method, were sold in November and July 2002 respectively. As regards book profits arisen from this, cf. note 9.

Owing to their overall minor significance, the other joint ventures and associated companies are carried at amortised cost.

The following assets and liabilities as well as income and expenses are allocable to the Group owing to its interest in the respective joint venture:

	2002 €m	2001 €m
Fixed assets	2,144.1	2,249.3
Current assets	941.3	926.8
Liabilities	2,500.3	2,463.9
Expenses	4,698.7	4,519.7
Income	4,626.6	4,562.8

The effects of the changes in the group of consolidated companies and in the group of companies carried at equity are shown in the following tables.

Balance sheet	Group **31.12.2002** €m	of which from changes in the group of consolidated companies €m	Group 31.12.2001 €m	of which from changes in the group of consolidated companies €m
Fixed assets	11,713.7	– 36.2	12,886.4	+ 1,015.8
Current assets	6,709.7	+ 145.2	4,614.7	+ 534.9
Balance sheet total	19,136.9	+ 142.1	18,205.9	+ 1,741.5
Shareholder's equity	4,125.2	– 39.2	3,498.1	– 335.3
Minority interests	46.8	+ 20.8	30.1	– 29.0
Provisions and accruals	7,795.8	+ 10.2	6,863.4	+ 463.8
Long-term debt	4,713.4	+ 92.0	4,445.7	+ 1,151.8
Other liabilities	2,223.9	+ 57.7	3,027.6	+ 489.2

The effects of the change in the 2002 group of consolidated companies on the balance sheet are of minor importance in relation to the respective balance sheet item, except for the increase in minority interests. This increase relates mainly to the interests of the minority shareholders of Lufthansa Technik Philippines Inc. and of AIRO Catering Services Sweden AB in the respective company's equity.

The effects of changes in the group of consolidated companies in the year 2001 were mainly attributable to the first-time consolidation of the LSG Sky Chefs group USA, which was included as from 1 June.

Income Statement	Group **2002** €m	of which from changes in the group of consolidated companies €m	Group 2001 €m	of which from changes in the group of consolidated companies €m
Revenue	16,971.4	+ 253.1	16,690.0	+ 1,641.9
Operating income	19,089.3	+ 263.6	18,188.7	+ 1,655.2
Operating expenses	17,497.2	+ 218.7	18,504.3	+ 2,330.2
Profit/loss from operating activities	+ 1,592.1	+ 44.9	– 315.6	– 675.0
Financial result	– 639.7	– 39.0	– 429.1	+ 486.2
Profit/loss on ordinary activities	+ 952.4	+ 5.9	– 744.7	– 188.8
Taxes	230.5	+ 13.3	+ 140.2	– 53.3
Net profit/loss for the year	+ 716.8	– 10.4	– 633.2	– 272.5

In so far as they are material, the effects concerning the income statement for the year 2002 are explained in more detail in the notes to individual items. In addition to the effects of the changes in the group of consolidated companies, the fact that the companies of Onex Food Services (name changed to LSG Sky Chefs LLC) consolidated for the first time in the last year were included only as from 1 June 2001, i.e. consequently only with their results of seven months, makes it difficult to compare individual income statement items. In so far as this seems material, the individual notes refer to this.

5 Accounting and valuation methods

Income and expense recognition
Revenue and other operating income are recognised upon the performance of services or transfer of risk to the customer. Revenue from customer-related long-term construction contracts is recognised according to the stage of completion based on the percentage of completion method.

Operating expenses are recognised in the income statement upon utilisation of the service or at the date of their origin. Warranties are recognised when the respective revenue is recognised. Interest income and expenses are reported on an accrual basis. Income or expenses from profit or loss transfer agreements are recognised at the end of the financial year. Dividends are, as a rule, recognised at the time of distribution.

Intangible assets
Acquired intangible assets are recognised at acquisition cost, internally generated intangible assets from which the Group expects future benefits are recognised at manufacturing cost and regularly amortised according to the straight-line method over the estimated useful life of five years. Manufacturing cost includes all costs directly attributable to the manufacturing process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not capitalised.

Goodwill arising from consolidation and accounting using the equity method is amortised systematically over its estimated useful life, i.e. over a period of four to twenty years. The estimated useful life reflects the future economic benefits expected to be achieved by the improved market position resulting from the business acquisition and the respective company's value-added opportunities.

Tangible assets
Tangible assets serving business operations for more than one year are valued at acquisition or manufacturing cost, reduced by regular straight-line depreciation. Manufacturing cost includes all costs directly attributable to the manufacturing process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not capitalised. The useful lives applied to tangible assets correspond to the expected useful lives in the Group. Exclusively tax-based depreciation is not recognised.

New aircraft and spare engines are depreciated over a period of twelve years to a residual value of 15 per cent.

Buildings are assigned a useful life of between 20 and 45 years. Buildings and leasehold improvements are depreciated according to the term of the lease or a shorter useful life. Depreciation rates are mainly between ten and twenty per cent per year. A useful life of up to ten years is fixed for plant and machinery. Office and factory equipment is under normal conditions depreciated over three to ten years.

Finance lease

In accordance with IAS 17, the economic ownership of leased assets is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. Provided that its economic ownership is to be transferred to the Lufthansa Group, the asset is recognised at the time of conclusion of the contract at the present value of the lease payments plus incidental payments, if any, to be borne by the lessee. Depreciation methods and useful lives correspond to those applied to comparable acquired assets.

Impairment of assets

Intangible assets and tangible assets are written down at the balance sheet date if the recoverable amount of the asset has dropped below its carrying amount. The recoverable amount is determined as the higher of an asset's net selling price and the present value of the estimated future cash flows.

Financial assets

Financial assets are recognised at the settlement date, i.e. at the time when the asset is created or transferred, at acquisition cost.

Long-term low- or non-interest bearing loans are reported at their present discounted value.

As regards subsequent measurement as at the balance sheet date, a distinction is made between financial assets held to maturity and those available for sale.

Financial assets available for sale are accounted for at fair value as at the balance sheet date, provided such value can be determined reliably. Changes in fair values between the balance sheet dates are recognised directly in equity. Any release of the reserves to income is either effected upon disposal or in the case of a lasting decline in fair value below the acquisition cost.

Financial assets held to maturity are valued at amortised cost as at the balance sheet date. In case the recoverable amount drops below the carrying amount at the balance sheet date, value adjustments affecting income are performed.

Repairable aircraft spare parts

Repairable aircraft spare parts are recorded at continually adjusted prices based on average acquisition cost. For valuation purposes, spare parts are assigned to individual aircraft types and generally depreciated in accordance with the depreciation rate for aircraft.

Current assets

Current assets include inventories and financial assets.

Inventories

The item includes non-repairable spare parts, raw materials and supplies, purchased merchandise and payments made on account of inventories. Valuation is based on acquisition cost determined on the basis of average prices, or on manufacturing cost. Manufacturing cost includes all the costs directly attributable to the manufacturing process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not capitalised. Valuation as at the balance sheet date is based on the lower of cost or net realisable value net of any costs yet to be incurred. As a rule, valuation is based on the net realisable value of the finished product.

Current financial assets
Current financial assets include accounts receivable, securities as well as cash and cash equivalents.

All current financial assets are initially recognised at acquisition cost at the settlement date, i.e. the time of origination of the accounts receivable or transfer of economic ownership. The acquisition cost of low- or non-interest bearing monetary claims corresponds to their present value at the time of origination.

As regards subsequent measurement as at the balance sheet date, a distinction of current financial assets between loans and receivables originated by the company, assets held for trading, assets held to maturity and assets available for sale is made.

Loans and receivables originated as well as receivables held to maturity are valued at amortised cost at every subsequent balance sheet date, whereas assets held for trading and available for sale are measured at the fair value attributable at the balance sheet date.

Receivables
In so far as they are not held for trading, receivables are carried at amortised cost at the balance sheet date.

Customer receivables from manufacturing or service contracts not yet completed at the balance sheet date are recognised at manufacturing cost plus a mark-up corresponding to the stage of completion, provided that the outcome of the contract can be assessed reliably. Any other unfinished customer contracts are recognised at the amount of the manufacturing cost incurred to the extent that recovery of the latter is expected.

If it is uncertain whether receivables can be collected, such customer receivables are carried at the lower realisable value. In addition to any necessary individual allowances, any recognisable risks from the general credit risk are accounted for by lump-sum itemised allowances.

Foreign currency receivables are valued at the middle rate of buying and selling price at the balance sheet date.

Securities held as current assets
Securities held as current assets are valued as financial assets available for sale at fair value as at the balance sheet date, provided such value can be determined reliably. Changes in fair values between the balance sheet dates are recognised directly in equity – if necessary, adjusted for deferred taxes.

Cash and cash equivalents
Cash and cash equivalents are reported at cost. Any foreign currency balances are valued at the balance sheet date middle rate.

Derivative financial instruments
In the Lufthansa Group, derivatives are used exclusively for hedging interest rate and currency risks in accordance with an intra-group guideline, and for hedging fuel price risks on the basis of a safety policy defined by the Executive Board and supervised by a price hedging committee. Interest rate and currency hedging transactions are also entered into with non-consolidated Group companies.

Variable interest rate payments are hedged mainly by interest rate swap transactions, with the variable interest rate the underlying transaction is based on being exchanged for a fixed interest rate over the entire term.

Forward exchange transactions and currency options are used to hedge currency risks. Fluctuation band options, which represent the combination of a purchase and simultaneous sale of currency options of the same currency, are also used. Fluctuation band options are concluded as zero cost options, i.e. the option premium to be paid is equal to the premium resulting from the sale of the option.

Fuel price hedging arrangements exist in the form of fixed price and option transactions on the crude and heating oil market.

All derivative financial instruments are reported in the balance sheet at acquisition cost and subsequently measured at their fair value as at the balance sheet date.

In so far as the financial instruments used qualify as efficient cash flow hedging instruments within the scope of a hedging relation in accordance with the relevant provisions of IAS 39, any fluctuations in fair value will not affect the result for the period during the term of the derivative.

Hedging transactions are entered into either to secure fair values or future cash flows.

In the case of an effective hedging of fair values, any changes of the fair values of the hedged asset or the hedged debt and those of the financial instrument will balance out in the income statement.

Fair value changes from an efficient cash flow hedging operation are recorded in the corresponding reserves item directly in equity.

In case the hedged cash flow is an investment, the result of the hedging transaction is transferred from equity to the acquisition cost of the investment at the time of the underlying transaction's maturity.

In all other cases, the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period upon maturity of the hedged cash flow.

Provided that the financial instruments used do not qualify as effective hedging transactions but as held for trading under IAS 39, any fair value changes have to be recognised directly in the income statement as profit or loss.

The Group's hedging policy (cf. note 39) aims at concluding exclusively effective derivatives for the hedging of interest rate, currency and fuel price risks.

However, some necessary hedging transactions used for fuel price and foreign currency hedging as well as transactions with non-consolidated Group companies do not satisfy the qualifying criteria of effectiveness provided for in IAS 39. Consequently, changes in fair value arising from these transactions are directly taken into account in the income statement.

Provisions and accruals
Retirement benefit obligations are valued in accordance with the accrued benefit valuation method prescribed by IAS 19 for performance-oriented pension plans. The interest share included in pension expense is shown in the financial result as interest expense.

Provisions for taxes and other provisions and accruals are set up to cover external obligations resulting from a past event and likely to lead to an outflow of economic resources in future, provided this outflow can be estimated reliably. If a provision or accrual was not recognised because one of the recognition criteria is not met, the respective commitments are disclosed under contingent liabilities.

Provisions for obligations which are not expected to result in an outflow of resources in the following year are measured at the amount of the present value of the expected outflow.

The amount of provisions and accruals recognised is reviewed at each balance sheet date. Provisions in foreign currency are translated at closing rates.

Liabilities
Liabilities under finance lease agreements are reported at the present value of the lease rates at the date of conclusion of the agreement, whereas other liabilities are reported at amortised cost.

Foreign currency liabilities are valued at the middle rate at the balance sheet date.

Deferred tax items
In accordance with IAS 12, deferred taxation is provided for all temporary differences between the tax bases of the individual companies and the consolidated financial statements. Tax loss carry-forwards which are likely to be utilised in the future are recognised in the amount of the deferred tax assets.

Pursuant to the flood disaster solidarity act passed in 2002, the domestic corporation tax rate will increase by 1.5 per cent to 26.5 per cent for assessment period 2003 only. Domestic deferred tax assets and liabilities originated in financial year 2002 which are likely to be reversed in assessment period 2003, have therefore been valued with a rate for deferred taxes of 36.5 per cent with the inclusion of trade tax on income, whereas all other deferred tax items have been valued with a rate for deferred taxes of 35 per cent. In so far as they will be reversed in assessment period 2003, any deferred tax assets and liabilities of preceding years have been adjusted either affecting income or not affecting income, subject to whether they had been set up to the debit of results or reserves.

In financial year 2002, the tax rates for deferred taxes abroad were twelve to 52 per cent.

Notes to the Consolidated Income Statement

6 Traffic revenue

By sector	2002 €m	2001 €m
Passenger	9,725.8	9,859.0
Freight	2,179.3	2,271.7
Mail	126.8	122.3
	12,031.9	**12,253.0**
Scheduled	11,653.3	11,813.8
Charter	378.6	439.2
	12,031.9	**12,253.0**

The traffic revenue of Lufthansa Cargo AG disclosed in segment reporting (note 40) includes revenue from the carriage of passengers on combined passenger and freight traffic for both financial years in the amount of €0.6m, which revenue has been allocated to revenue from passenger business in the table on the left.

7 Other revenue

By sector	2002 €m	2001 €m
Maintenance	1,557.9	1,488.0
Catering service	1,752.9	1,483.7
Convenient Meal Solutions	600.0	366.8
Travel (commissions)	176.3	182.5
EDP services	335.4	292.7
Ground services	218.0	314.3
Other services	299.0	309.0
	4,939.5	**4,437.0**

The extension of the group of consolidated companies caused a rise in revenue from maintenance of €182.2m, as well as a rise in catering services of €21.3m and in EDP services of €45.4m. The high increase in catering services and Convenient Meal Solutions is exclusively attributable to the fact that, as regards the preceding year, the LSG Sky Chefs group USA had not been included in the consolidation before 1 June 2001.

Other revenue includes revenue from unfinished services in connection with long-term construction or service contracts in the amount of €140.8m (prior year: €140.9m). Such revenues have been recognised by stage of completion in the amount of the proportion of the anticipated total revenue attributable to this stage. In case it was impossible to make reliable estimates of the outcome of the total contract, revenues have been recognised in the amount of the contract costs incurred. The stage of completion has been estimated on the basis of the costs incurred at the balance sheet date in relation to total anticipated contract costs.

The accumulated costs of unfinished contracts, i.e. taking account of the amounts recognised in prior years, amounted to €150.2m (prior year: €130.9m), whereas the respective profits amounted to €6.8m (prior year: €21.1m). Down payments by customers amounted to €152.5m (prior year: €150.5m). The balance of these amounts reduced by allowances is shown under receivables and other assets (cf. note 26). The amount of €0.5m has been withheld by customers.

8 Changes in inventories and work performed by the enterprise and capitalised

Changes in inventories and work performed by the enterprise and capitalised	**2002** €m	2001 €m
Decrease/increase in finished and unfinished goods	+3.0	+1.8
Work performed by the enterprise and capitalised	12.6	24.0
	15.6	**25.8**

9 Other operating income

Other operating income	**2002** €m	2001 €m
Income from disposal of fixed assets	503.4	181.6
Income from write-ups to fixed assets	8.7	0.6
Foreign currency translation gains	622.9	477.6
Release of provisions	246.5	109.1
Income from re-debiting of accounts payable	113.2	128.2
Re-debiting of charges for EDP distribution systems	31.3	34.5
Release of allowances for receivables/elimination of accounts payable	44.7	29.7
Hiring out of staff	32.7	30.5
Compensation received for damages	74.2	33.4
Rental income	26.7	28.2
Income from the subleasing of aircraft	10.1	10.7
Income from disposal of current financial assets	1.8	26.3
Other operating income	386.1	382.5
	2,102.3	**1,472.9**

As regards income from the disposal of fixed assets, the amount of €1m relates to the sale of aircraft, whereas €414m relate to the sale of 25 per cent of the shares in DHL International Ltd. and €74.4m relate to the sale of the remaining 49 per cent of the shares in GlobeGround GmbH.

In the prior year, income from the disposal of fixed assets included €35.0m from the sale of aircraft, €79.7m from the sale of the 51 per cent interest in the GlobeGround group as well as €57.9m from the sale of shares in France Telecom.

Foreign currency translation gains include for the most part gains on exchange differences between the exchange rate in operation at the date of the transaction (average rate for a month) and the time of payment (spot exchange rate) as well as currency translation gains from valuation at the closing date rate. Translation losses from these transactions are reported under other operating expenses (note 13).

The Federal Cartel Office had judged the pricing on the Frankfurt am Main – Berlin line to be abuse of a dominant position in the market and issued an order for restraint to which Lufthansa had objected. The provision of €12.8m set up in prior years in connection with this litigation was released in financial year 2002 after an announcement by the Federal Cartel Office that, owing to the changed competitive situation, it would not derive any further rights from the order.

€47m of the provision for contingent losses set up in 2001 with regard to a catering contract (cf. note 13) was released after successful renegotiations.

The other releases of provisions relate to a large number of provisions set up in prior years and not used completely. In contrast to this, the expense for provisions not set up in an adequate amount in prior years was assigned to the respective primary type of expense.

Income from damages includes compensation in the amount of €43m paid by the Federal Government for the losses incurred from the closing of the US airspace between 11 and 14 September 2001 (cf. note 37).

Other operating income includes items which are not allocable to any of the aforementioned accounts, including non-cash benefits from employer contributions (contra entry in staff costs), advertising income and canteen income.

The changes in the group of consolidated companies had no material effect on the amount of other operating income.

10 Cost of materials

Cost of materials	2002 €m	2001 €m
Fuel for aircraft	1,347.2	1,621.0
Other raw materials and supplies	1,269.2	1,392.6
Purchased merchandise	921.3	707.4
Total cost of raw materials and supplies and purchased merchandise	**3,537.7**	**3,721.0**
Charges	2,239.3	2,310.8
Charter	405.3	502.3
External technical services	501.1	511.7
Flight services	161.4	199.5
Operating lease	16.9	30.0
External EDP services	46.9	29.7
Other purchased services	287.4	318.5
Total cost of purchased services	**3,658.3**	**3,902.5**
	7,196.0	**7,623.5**

Owing to the extension of the group of consolidated companies, cost of materials rose by a total of €93.1m. The cost of other raw materials and supplies and purchased merchandise increased by €59.5m, whereas the cost of purchased services increased by €33.6m. As with revenue, the all the year round inclusion of the LSG Sky Chefs group USA had a strong effect with regard to the cost of materials compared with the prior year.

11 Staff costs

Staff costs	2002 €m	2001 €m
Wages and salaries	3,895.3	3,758.2
Social security	510.7	527.8
Pension costs and other employee benefits	254.1	194.6
	4,660.1	**4,480.6**

The increase in staff costs includes €106.1m resulting from the extension of the group of consolidated companies, €88.8m of which relate to wages and salaries, €13.0m to social security and €4.3m to pension costs and other employee benefits. The remaining amount of the increase in staff costs is exclusively due to the all the year round inclusion of the LSG Sky Chefs group USA.

For the most part, the reported pension costs relate mainly to additions to retirement benefit obligations (cf. note 33). An amount of €0.5m (prior year: €0.4m) has been recognised for executive officers.

Average number of employees	2002	2001
Ground personnel	74,915	69,372
Flight personnel	17,813	17,509
Trainees	1,407	1,094
	94,135	**87,975**

The annual average number of ground personnel includes 3,583 employees from the companies consolidated for the first time. The staff numbers of these companies have been calculated pro rata temporis as at the time of first consolidation or exclusion from consolidation. In addition to that, the annual average number of employees increased by another 5,847 due to the complete inclusion of the LSG Sky Chefs group USA. As at 31 December 2002, the Group had 93,796 employees (prior year: 90,008).

12 Depreciation and amortisation

The amortisation and depreciation applied to intangible assets, aircraft and other tangible assets may be gathered from the notes to the respective item. Total amortisation and depreciation amount to €1,243.3m (prior year: €1,714.1m). Irregular depreciation in the amount of €33.1m was applied in financial year 2002, with €26.9m of this amount relating to two decommissioned Boeing 747-200 written down to the anticipated recoverable net selling price. Another €6.2m relate to buildings the value in use of which determined as the present value of payment surpluses had dropped under the carrying amount. In the prior year, there had been exceptional amortisation of goodwill in the Catering segment of €495.4 due to the terrorist attacks of 11 September 2001, as a result of which the Group recorded a major decline in revenue and earnings.

The first pro rata temporis amortisation of the goodwill of the new Group companies in the amount of €2.4m and their own contribution to the amortisation and depreciation item caused amortisation and depreciation to increase by €20.2m.

13 Other operating expenses

Other operating expenses	**2002 €m**	2001 €m
Sales commissions paid to agencies	997.1	1,077.8
Rents and maintenance costs	647.6	594.6
Staff-related expenses	538.4	585.3
Charges for EDP distribution systems	245.0	259.0
Transfer to the provision for contingent losses from a catering contract	–	180.0
Advertising and sales promotion	152.8	145.6
Foreign currency translation losses	534.6	431.0
Audit, consulting and legal fees	132.1	193.8
Expenses incurred from re-debited accounts payable	131.4	163.4
Other services	118.0	147.0
Flight-operations insurance-related expenses	106.6	33.1
Allowances for receivables	86.0	101.0
Losses from disposal of fixed assets	8.1	17.5
Losses from the disposal of current financial assets	0.0*	30.2
Losses from the disposal of other current assets	0.1	4.7
Restructuring cost	–	15.7
Other operating expenses	700.0	706.4
	4,397.8	**4,686.1**

*below €0.1m

Foreign currency translation losses mainly include losses on exchange rate differences between the exchange rate in operation at the date of transaction (average rate for a month) and the time of payment (spot rate) as well as translation losses from valuation at the closing rate (cf. note 9).

The change in the group of consolidated companies did not affect the other operating expenses.

14 Income from subsidiaries, joint ventures and associates

Income from subsidiaries, joint ventures and associates	**2002 €m**	2001 €m
Income from profit transfer agreements	32.4	28.6
Result from investments in joint ventures	–46.3	+47.3
Result from investments in associates	–40.2	–38.6
Income from other equity investments	+13.0	+20.6
Expenses from loss transfer	–22.3	–13.5
	–63.4	**+44.4**

Income and expenses from profit and loss transfer agreements include the subsidiaries' tax contributions/credits. The result from investments in joint ventures includes losses in the amount of €49.6m (prior year: profits of €40.3m), whereas the result from investments in associates includes losses of €41.7m (prior year: €56.2m) accounted for using the equity method.

The income from associates includes exceptional amortisation with regard to the associated company British Midland plc in the amount of €53.5m. The amount to be recovered was determined at the level of the cash generating unit British Midland plc; it corresponds to the value in use.

The income contributions by the companies accounted for using the equity method for the first time amounted to –€20.0m after the prorated amortisation of goodwill.

15 Net interest

Net interest	2002 €m	2001 €m
Income from other securities and long-term loans	33.2	48.0
Other interest and similar income	109.7	52.2
Interest and similar expenses	- 558.0	- 498.1
	- 415.1	**- 397.9**

As a consequence of the inclusion of new companies in the group of consolidated companies of the Lufthansa Group, the negative interest balance increased by €1.6m.

Interest expenses include €14.1m (prior year: €10.9m) from the compounding of long-term other provisions and accruals discounted in prior years.

16 Other financial items

Other financial items	2002 €m	2001 €m
Depreciation on financial assets	- 64.0	- 54.8
Depreciation on securities held as current assets	- 0.9	–
Result from the measurement of derivatives at fair value*	- 96.3	- 20.8
	- 161.2	**- 75.6**

*Concerns derivative financial instruments qualifying as held for trading

The contribution to the other financial items by the companies consolidated for the first time amounted to –€9.9m, whereas their contribution to depreciation on financial assets was –€7.5m.

17 Taxes

Other taxes	2002 €m	2001 €m
Current tax expenses	48.8	63.6
Release of tax provisions/ tax liabilities	- 0.6	- 1.0
Refunds for prior years	- 0.5	- 0.4
	47.7	**62.2**

Income taxes	2002 €m	2001 €m
Current income tax expenses	57.5	19.5
Release of tax provisions	- 3.7	- 6.1
Refunds for prior years	- 5.0	- 29.0
Deferred tax	134.0	- 186.8
	182.8	**- 202.4**

Income is provided with a negative sign

The extension of the group of consolidated companies caused an increase in other taxes by €0.9m, whereas current income taxes increased by €1.7m and deferred taxes by €10.7m.

The following table reconciles expected and actually disclosed tax expenses. The expected tax expenses are determined by multiplying the result before income taxes by a tax rate of 35 per cent, which rate is composed of a 25 per cent tax rate for corporation tax and a ten per cent trade tax on income rate. Pursuant to the flood disaster solidarity act, deferred taxes which are expected to be reversed in assessment period 2003 were valued at a 36.5 per cent tax rate in financial year 2002.

	2002 €m Basis of assessment	**2002** €m Tax expenses	2001 €m Basis of assessment	2001 €m Tax expenses
Expected income tax expenses/refund	904.7	316.6	-806.9	-282.4
Tax-free income, other deductible amounts and permanent differences		-223.4	-65.8	+23.0
Amortisation of goodwill non-deductible for tax purposes	139.5	+48.9	202.0	+70.7
Losses incurred by foreign subsidiaries (prior year: retained profits) with no deferred taxes imposed on	-19.9	+7.0	15.7	-5.5
Increase in the deferred tax rate to 36.5 per cent for temporary diffrences reversing in 2003 (flood desaster solidarity act)	–	-5.7	–	–
Deviation of local taxes from deferred tax rate	–	+34.9	–	+17.1
Tax refund on prior year dividend	–	–	–	-48.8
Other	–	+4.5	–	+23.5
Disclosed income tax expenses		**182.8**		**-202.4**

In the case of full profit distribution, there will be deferred tax assets of €100.3m (prior year: €93.2m) resulting from retained profits originating from prior years and taxed with a higher corporation tax rate. The Executive Board and the Supervisory Board will propose a dividend of €0.60 per share for financial year 2002 to the General Meeting. The Company will be granted a tax credit of €38.2m on this dividend.

Within the scope of equity accounting, deferred taxes on the retained earnings of equity investments are set up in the amount of the taxes due upon distribution.

In financial year 2002, deferred tax liabilities in the amount of €80.3m (prior year: deferred tax assets of €26.4m) were recognised directly in equity.

Deferred tax assets and liabilities for the years 2002 and 2001 are allocable as follows:

	31.12.2002 €m Assets	31.12.2002 €m Liabilities	31.12.2001 €m Assets	31.12.2001 €m Liabilities
Loss carryforwards and tax credits	89.4	-238.1	105.7	-380.5
Tax-based special depreciation, tax-free reserves	–	190.3	–	245.9
Retirement benefit obligations	25.2	-281.6	10.8	-285.3
Finance lease aircraft	–	99.8	–	-120.5
Depreciation and amortisation	7.4	450.0	23.9	377.1
Eliminated allowances on intra-group loans	–	–	–	101.3
Measurement of financial instruments at fair value	9.6	62.3	4.9	101.3
Other provisions	62.4	-107.0	108.2	35.3
Other	11.1	-5.4	8.5	41.3
	205.1	**170.3**	**262.0**	**115.9**

In addition to the aforementioned deferred tax assets from loss carryforwards and tax credits, there are tax assets from loss carryforwards in the amount of €138.3m (prior year: €62.3m), which have not been recognised. An amount of €8.3m of such losses may be utilised only until the year 2004, whereas €39.9m may be utilised until 2005, €4.5m until 2006, €1.4m until 2007, €2.2m until 2008, €19.2m until 2009, €3.9m until 2011, and €10.6m until 2012. The value of the tax assets from losscarryforwards in the amount of USD 68.7m within the LSG Sky Chefs group USA is supported by the fact that the Group has adequate tax strategies to benefit from the losses carried forward. Moreover, a further improvement of the group's result from operating activities is expected.

18 Loss/earnings per share

The basic loss/earnings per share are determined by dividing the net profit/loss for the period by the weighted average number of ordinary shares outstanding during the financial year. The diluted loss/earnings per share are determined by attributing the ordinary shares which might maximally be issued upon exercise of the convertible bond of Deutsche Lufthansa AG issued on 4 January 2002 to the weighted average of the shares outstanding during financial year 2002. Group net profit/loss for the period is increased by the amounts spent on the convertible bonds.

	2002	2001
Basic earnings/loss per share in €	+1.88	-1.66
Net profit/loss for the period in €m	+716.8	-633.2
Weighted average number of ordinary shares outstanding	381,525,263	381,314,578

	2002	2001
Diluted earnings/loss per share in €	+1.75	-1.66
Net profit/loss for the period in €m	+716.8	-633.2
+ interest expensed on convertible bonds	+21.6	-
- current and deferred taxes	-7.4	-
Adjusted net profit/loss for the period	+731.0	-633.2
Weighted average number of ordinary shares outstanding	418,319,946	381,314,578

Notes to the Consolidated Balance Sheet Assets

19 Fixed assets

€m	Intangible assets	Aircraft and spare engines	Other tangible assets	Financial assets	Total fixed assets
Acquisition cost					
1 January 2002	2,975.3	14,958.6	3,094.5	2,425.8	23,454.2
Exchange rate differences	-127.1	-1.7	-158.6	-27.4	-314.8
Change in the group of consolidated companies	27.3	51.0	170.1	-100.6	147.8
Additions	53.6	441.8	212.9	314.1	1,022.4
Disposals	73.9	319.7	107.3	575.4	1,076.3
Transfers	0.2	–	-0.2	–	–
31 December 2002	2,855.4	15,130.0	3,211.4	2,036.5	23,233.3
Depreciation and Amortisation					
1 January 2002	1,065.4	7,406.9	1,742.9	352.6	10,567.8
Exchange rate differences	-30.1	-0.4	-82.3	-0.7	-113.5
Change in the group of consolidated companies	3.4	36.5	55.9	-1.2	94.6
Additions	155.8	854.7	232.8	129.9	1,373.2
Disposals	53.8	156.5	97.4	86.1	393.8
Reversal of impairments	–	–	0.0*	8.7	8.7
Transfers	0.0*	–	0.0*	–	–
31 December 2002	1,140.7	8,141.2	1,851.9	385.8	11,519.6
Carrying amount 31 December 2002	**1,714.7**	**6,988.8**	**1,359.5**	**1,650.7**	**11,713.7**
Carrying amount 1 January 2002	**1,909.9**	**7,551.7**	**1,351.6**	**2,073.2**	**12,886.4**

*below €0.1m

Tangible fixed assets also include leased assets which, due to the form of the underlying lease contracts as finance leases, are allocable to the Group's economic rather than its legal ownership. The movement of these assets is presented in note 23.

There are land charges in the amount of €16.6m (prior year: €18.1m) in connection with land and buildings. A purchase option entered in the land register exists with regard to real property worth €303.3m (prior year: €307.4m). In addition, €1,394.0m (prior year: €954.3m) of the total tangible assets are pledged as collateral for existing loans.

20 Intangible assets

€m	Concessions, industrial and similar rights and assets as well as licences in such rights and assets	Internally generated software	Goodwill	Negative goodwill	Advance payments	Total
Acquisition cost						
1 January 2002	520.7	35.2	2,394.4	- 8.2	33.2	2,975.3
Exchange rate differences	- 43.2	–	- 81.3	–	- 2.6	- 127.1
Change in the group of consolidated companies	3.7	0.1	22.7	- 0.1	0.9	27.3
Additions	36.0	3.4	16.7	- 20.6	18.1	53.6
Disposals	65.3	1.3	2.4	–	4.9	73.9
Transfers	- 51.6	10.4	71.4	–	-30.0	0.2
31 December 2002	400.3	47.8	2,421.5	- 28.9	14.7	2,855.4
Amortisation						
1 January 2002	255.8	18.7	792.7	- 3.1	1.3	1,065.4
Exchange rate differences	- 15.0	–	- 14.9	–	- 0.2	- 30.1
Change in the group of consolidated companies	0.8	0.2	2.4	0.0*	–	3.4
Additions	46.6	4.4	102.2	- 0.7	3.3	155.8
Disposals	52.0	0.8	0.0*	–	1.0	53.8
Reversal of impairments	–	–	–	–	–	–
Transfers	- 14.0	–	17.5	- 0.1	- 3.4	0.0*
31 December 2002	222.2	22.5	899.9	- 3.9	0.0*	1,140.7
Carrying amount 31 December 2002	**178.1**	**25.3**	**1,521.6**	**- 25.0**	**14.7**	**1,714.7**
Carrying amount 1 January 2002	**264.9**	**16.5**	**1,601.7**	**- 5.1**	**31.9**	**1,909.9**

*below €0.1m

The additions to goodwill from consolidation relate to the acquisition of shares in Hawker Pacific Aerospace Inc. in the amount of €2.5m and to the acquisition of shares in Hawker Pacific Aerospace Ltd. in the amount of €12.7m. The goodwill from both acquisitions is amortised over a period of 15 year. The addition of negative goodwill from first-time consolidation relates in the amount of €20.3m to the acquisition of Shannon Aerospace Ltd.. Release is in accordance with the development of fixed assets over 16 years.

Non-capitalised research and development costs for intangible assets in the amount of €11.0m (prior year: €27.0m) have been incurred. Intangible assets in the amount of €1.7m (prior year: €4.4m) have already firmly been ordered, but are not yet subject to the Group's economic power of disposal.

21 Aircraft and spare engines

€m	Aircraft and spare engines	Advance payments on aircraft and spare engines	Total
Acquisition cost			
1 January 2002	14,601.1	357.5	14,958.6
Exchange rate differences	- 1.7	–	- 1.7
Change in the group of consolidated companies	51.0	–	51.0
Additions	81.5	360.3	441.8
Disposals	234.4	85.3	319.7
Transfers	173.6	- 173.6	–
31 December 2002	14,671.1	458.9	15,130.0
Depreciation			
1 January 2002	7,406.9	–	7,406.9
Exchange rate differences	- 0.4	–	- 0.4
Change in the group of consolidated companies	36.5	–	36.5
Additions	854.7	–	854.7
Disposals	156.5	–	156.5
Reversal of impairments	–	–	–
Transfers	–	–	–
31 December 2002	8,141.2	–	8,141.2
Carrying amount 31 December 2002	**6,529.9**	**458.9**	**6,988.8**
Carrying amount 1 January 2002	**7,194.2**	**357.5**	**7,551.7**

The aircraft item shows 16 aircraft with a carrying amount of €1,197.8m being the object of transactions serving the realisation of present-value benefits from cross-border leasing. With such transactions, a head lease contract with a term of 40 to 50 years is as a rule concluded with a lessee on the Bermudas. The leasing rates to be paid by the latter are paid to the lessor in one amount. At the same time, the lessor enters into a sublease agreement with the lessee over a shorter term (between 14 and 16 years) and pays the leasing obligations arising from this to a bank in one amount with a debt-discharging effect.

Since the risks and benefits as well as the legal ownership of the aircraft remain with the Lufthansa Group as before the transaction, the aircraft is, according to SIC 27, not treated as objects of lease under IAS 17, but is treated as if no such transaction had been concluded.

The transaction is linked to operative constraints; the aircraft is prohibited from being used mainly in the American airspace.

The realised present-value benefit from the transaction is recognised in the income statement rateably over the term of the sublease contract. In the year 2002, an amount of €9.9m resulting from the transaction was realised under "other operating income" (prior year: €9.0m).

In addition to the above, the item shows seven aircraft with a carrying amount of €453.3m, the majority of which has been sold to Japanese leasing companies and leasing companies on the Bermudas respectively and leased back with a view to more favourable financing terms. The term of such lease contracts is between ten and 26 years. Lufthansa is entitled to buy the aircraft back at a fixed price at a given point in time.

Since the risks and benefits of the aircraft remain with the Lufthansa Group, the aircraft is, according to SIC 27, also not treated as objects of lease.
The two aircraft financed through leasing companies on the Bermudas is subject to operative constraints; the aircraft is prohibited from being used mainly in the American airspace.
The order commitment relating to aircraft and spare engines as at 31 December 2002 is €5.7bn (prior year: €8.2bn).

22 Other tangible fixed assets

€m	Land and buildings	Land and buildings held as financial investments	Machinery and technical equipment	Other equipment, office and factory equipment	Payments on account and assets under construction	Total
Acquisition cost						
1 January 2002	1,361.6	21.8	439.7	1,155.6	115.8	3,094.5
Exchange rate differences	-72.8	–	-8.6	-60.4	-16.8	-158.6
Change in the group of consolidated companies	101.6	–	27.9	39.0	1.6	170.1
Additions	33.5	0.4	20.9	76.1	82.0	212.9
Disposals	6.8	–	10.1	85.4	5.0	107.3
Transfers	61.9	–	0.5	35.3	-97.9	-0.2
31 December 2002	1,479.0	22.2	470.3	1,160.2	79.9	3,211.4
Depreciation						
1 January 2002	525.7	1.4	371.1	841.8	2.9	1,742.9
Exchange rate differences	-34.2	–	-7.4	-40.2	-0.5	-82.3
Change in the group of consolidated companies	26.2	–	11.3	18.4	–	55.9
Additions	75.3	0.8	28.5	128.2	–	232.8
Disposals	4.7	–	8.1	84.6	–	97.4
Reversal of impairments	–	–	–	0.0*	–	0.0*
Transfers	0.3	–	-0.9	3.0	-2.4	0.0*
31 December 2002	588.6	2.2	394.5	866.6	–	1,851.9
Carrying amount 31 December 2002	**890.4**	**20.0**	**75.8**	**293.6**	**79.7**	**1,395.5**
Carrying amount 1 January 2002	**835.9**	**20.4**	**68.6**	**313.8**	**112.9**	**1,351.6**

*below €0.1m

The acquisition cost of land and buildings includes reconversion cost for leasehold improvements in the amount of €6.4m.

As at 31 December 2002, the buildings held exclusively as financial investments have a market value of €22.2m (prior year: €21.8m).

The market value has in both years been determined, without using the services of an expert, from the year 2000 acquisition price, the renovation cost incurred in the meantime as well as the production cost of the new building parts. Rents amounted to €1.3m (prior year: €1.9m).

The values of firmly ordered tangible fixed assets not yet in the Group's economic power of disposal are as follows:

	31.12.2002 €m	31.12.2001 €m
Land and buildings	2.0	3.6
Technical equipment	18.4	6.6
Office and factory equipment	23.9	22.4
	44.3	**32.6**

23 Assets leased and hired out

€m	Aircraft and spare engines hired out	Leased aircraft and spare engines	Leased buildings	Buildings and land hired out	Leased technical equipment	Leased other equipment, office and factory equipment
Acquisition cost						
1 January 2002	142.8	2,538.3	126.6	21.8	38.2	46.1
Exchange rate differences	–	–	- 2.1	–	0.0*	- 5.8
Change in the group of consolidated companies	–	- 570.6	–	–	–	2.3
Additions	–	–	–	0.4	2.3	0.3
Disposals	–	64.0	0.6	–	2.5	–
Transfers	177.2	- 622.0	- 0.1	–	- 33.5	2.1
31 December 2002	320.0	1,281.7	123.8	22.2	4.5	45.0
Depreciation						
1 January 2002	71.5	1,019.0	39.8	1.4	31.5	30.1
Exchange rate differences	–	–	- 1.2	–	0.0*	- 4.1
Change in the group of consolidated companies	–	- 28.1	–	–	–	0.1
Additions	15.4	82.7	4.0	0.8	1.6	4.6
Disposals	–	0.6	0.6	–	1.3	0.4
Reversal of impairments	–	–	–	–	–	–
Transfers	142.0	- 290.1	–	–	- 30.0	2.3
31 December 2002	228.9	782.9	42.0	2.2	1.8	32.6
Carrying amount 31 December 2002	**91.1**	**498.8**	**81.8**	**20.0**	**2.7**	**12.4**
Carrying amount 1 January 2002	**71.3**	**1,519.3**	**86.8**	**20.4**	**6.7**	**16.0**

*below €0.1m

Finance lease

The total amount of the leased assets to be allocated to the Group's economic ownership in accordance with IAS 17 is €595.7m (prior year: €1,628.8m), €498.8m of which (prior year: €1,519.3m) relate to aircraft.

As a rule, aircraft finance lease agreements are non-terminable within the scope of a fixed basic lease term of at least four years. Their maximum term is twelve years. After expiry of the lease term, the lessee is usually entitled to acquire the asset at the respective residual value plus a mark-up of 25 per cent of the difference between the residual value as stipulated in the lease agreement and any higher market value. If this option is not exercised by the lessee, the lessor may sell the aircraft at the best possible price on the market. The lessee is entitled to 75 per cent of the sales surplus exceeding the residual value. If sales revenue is below the residual value, the difference is to be paid by the lessee. Some of these lease agreements provide for variable lease payments in so far as the included interest share is linked to the future course of market interest rates, as a rule, the 6-month Libor rate.

Apart from this, there are finance lease agreements in quite different forms for buildings and parts of buildings, technical machinery and office and factory equipment.

Lease terms for buildings and parts of buildings are between ten and 39 years. Lease agreements provide for lease payments, which are partly based on variable interest rates, partly on fixed interest rates, as well as for purchase options at the end of the contractual lease period. The agreements are either non-cancellable or may be cancelled only upon payment of a termination penalty and acquisition of the object of lease. Options for an extension of the agreements – if any – exist only on the part of the lessor.

Lease terms for technical equipment are between three and 15 years. Lease agreements provide for fixed lease payments and purchase options at the end of the lease term. An extension of the lease term by the lessee is usually provided for or occurs automatically as long as there is no objection. The agreements are either non-cancellable or may be cancelled only upon payment of a termination penalty and acquisition of the assets.

Lease terms for office and factory equipment are between three and eight years. The agreements provide for lease payments, which are partly based on variable interest rates, partly on fixed interest rates, as well as mainly for purchase options at the end of the contractual lease term. Some of these agreements may be extended by the lessee. The agreements are either non-cancellable or may be cancelled only upon acquisition of the assets and payment of a termination penalty.

The following payments from finance lease agreements will become due in subsequent periods. Variable lease payments have in this respect been extrapolated on the basis of the last applicable interest rate:

	2003 €m	2004–2007 €m	as from 2008 €m
Lease payments	353.5	230.4	144.8
Discounts	11.9	24.3	74.5
Net present values	341.6	206.1	70.3

Operating lease

In addition to the finance lease agreements, a considerable number of lease agreements have been concluded which, pursuant to their economic contents, qualify as operating lease agreements. Accordingly, the leased assets are to be allocated to the lessor. Apart from a further seven aircraft, these agreements concern mainly leased buildings.

The term of the operating lease agreements for aircraft is between two and ten years. Usually, the agreements are terminated automatically after expiry of the lease term, in some cases lease extension options have been agreed upon.

The lease agreements for buildings have a term of up to 25 years. The facilities at the Frankfurt and Munich airports have been leased for a period of 30 years.

Amounts due in the following periods:

	2003 €m	2004–2007 €m	as from 2008 €m annually
Aircraft	16.2	22.0	–
Buildings	259.0	1,054.1	259.9
Other lease agreements	64.9	239.4	54.3
	340.1	**1,315.5**	**314.2**
Payments from sublease agreements	1.4	1.5	–

Twelve aircraft in the economic and legal ownership of the Group are subleased on an operating lease basis. The following payments result from these agreements, the lease terms of which are between three and seven years:

	2003 €m	2004–2007 €m	as from 2008 €m
Payments from operating lease agreements	13.9	3.7	–

24 Financial assets

Financial assets developed as follows in financial year 2002:

€m	Investments in subsidiaries	Loans to subsidiaries	Investments in joint ventures	Loans to joint ventures
Acquisition cost				
1 January 2002	181.6	240.6	769.8	149.8
Exchange rate differences	- 1.3	0.0*	- 5.1	–
Change in the group of consolidated companies	- 56.0	- 15.1	- 29.5	–
Additions	15.7	57.5	66.6	10.2
Disposals	12.7	33.2	133.0	1.6
Transfers	27.8	0.4	- 14.2	- 0.4
31 December 2002	155.1	250.2	654.6	158.0
Impairment losses				
1 January 2002	4.7	27.7	48.4	7.7
Exchange rate differences	- 0.5	–	–	–
Change in the group of consolidated companies	- 0.7	–	0.0*	–
Additions	7.4	14.0	12.1	1.2
Disposals	–	11.9	–	–
Reversal of impairments	–	–	–	6.1
Transfers	–	–	–	–
31 December 2002	10.9	29.8	60.5	2.8
Carrying amount 31 December 2002	**144.2**	**220.4**	**594.1**	**155.2**
Carrying amount 1 January 2002	**176.9**	**212.9**	**721.4**	**142.1**

*below €0.1m

Investments in associates	Loans to associates	Other equity investments	Loans to other equity investments	Securities held as fixed assets	Other loans	Pre-financing of leasehold	Total
726.6	7.6	50.4	0.4	51.4	227.8	19.8	2,425.8
-21.0	–	0.0*	–	–	0.0*	–	-27.4
-0.5	–	–	–	–	0.5	–	-100.6
111.7	22.0	2.3	–	14.6	13.5	–	314.1
354.2	3.4	17.0	0.1	0.0*	16.4	3.8	575.4
-13.6	–	–	–	-0.1	0.1	–	–
449.0	26.2	35.7	0.3	65.9	225.5	16.0	2,036.5
87.3	0.6	14.8	–	30.0	131.4	–	352.6
-0.2	–	–	–	–	–	–	-0.7
-0.5	–	–	–	–	–	–	-1.2
65.6	–	0.5	–	23.2	5.9	–	129.9
59.4	–	14.8	–	–	–	–	86.1
–	0.6	–	–	–	2.0	–	8.7
–	–	–	–	–	–	–	–
92.8	–	0.5	–	53.2	135.3	–	385.8
356.2	**26.2**	**35.2**	**0.3**	**12.7**	**90.2**	**16.0**	**1,650.7**
639.3	**7.0**	**35.6**	**0.4**	**21.4**	**96.4**	**19.8**	**2,073.2**

The "loans" and "pre-financing of leasehold" items include amounts of €28.2m (prior year: €33.2m) and €3.5m respectively (prior year: €6.9m) with a remaining term of less than one year.

The investments in joint ventures and associated companies include €581.4m and €332.2m respectively (prior year: €674.9m and €601.0m respectively) accounted for using the equity method.

As before, the investments in subsidiaries include shares worth €5.1m pledged as collateral for existing loans.

Financial assets included in "other equity investments" and "securities held as fixed assets" available for sale are reported at market value in so far as such value could be determined reliably.

Since there is no active market with publicly accessible market prices, it was impossible to determine the market value of equity investments with a carrying amount of €216.1m (prior year: €268.6m) as well as of securities held as fixed assets with a carrying amount of €5.4m (prior year: €17.5m). The carrying amount of loans and the pre-financing of leasehold is equal to their market value.

In financial year 2002, investments accounting for a carrying amount of €3.7m (prior year: €9.3m) were sold, which investments had not been valued at their fair value before, because there was no active market. Profits in the total amount of €5.3m (prior year: €1.2m) were achieved from such disposals.

An investment previously accounted for at fair value is now consolidated. The amount of the difference between acquisition cost and fair value included in the fair value reserve recognised directly in equity in the amount of −€10.0m has been released without affecting income.

25 Inventories

Inventories	**31.12.2002** €m	31.12.2001 €m
Raw materials and supplies	318.1	305.2
Fixed goods and work in progress	77.0	75.2
Advance payments	2.1	3.3
	397.2	**383.7**

The carrying amount of the inventories reported at the lower net realisable value is €192.3m (prior year: €214.1m). Write-ups in the amount of €2.1m have been performed with regard to valuation allowances effected in prior years. Inventories in the amount of €53.4m (prior year: €35.9m) are pledged as loan collateral.

26 Receivables and other assets

Receivables and other assets	**31.12. 2002** €m	of which with a residual term of more than one year €m	31.12.2001 €m	of which with a residual term of more than one year €m
Trade receivables	1,630.0	2.9	1,747.4	4.4
– of which from work in progress net of advance payments received	(60.8)	–	(68.5)	–
Receivables from subsidiaries	214.8	0.7	400.8	1.1
– of which from work in progress net of advance payments received	(2.0)	–	(1.3)	–
Receivables from joint ventures	69.3	31.2	47.6	0.1
– of which from work in progress net of advance payments received	(0.0*)	–	(0.1)	–
Receivables from associated companies	26.8	0.4	57.4	3.0
– of which from work in progress net of advance payments received	(0.0*)	–	(0.1)	–
Receivables from other equity investments	5.5	–	1.2	–
– of which from work in progress net of advance payments received	(0.5)	–	(0.2)	–
Positive market values from financial derivatives	234.6	–	335.4	–
Other assets	493.7	94.3	459.0	86.3
	2,674.7	**129.5**	**3,048.8**	**94.9**

*below €0.1m

€143.7m (prior year: €23.8m) of the receivables from subsidiaries, €34.3m (prior year: €24.4m) of the receivables from joint ventures, €16.1m (prior year: €24.6m) of the receivables from associated companies and €5.5m (prior year: €1.2m) of the receivables from other equity investments relate to trade receivables. All in all, the aforesaid items include trade receivables in the amount of €199.6m (prior year: €74.0m).

Trade receivables in the amount of €2.4m (prior year: €154.7m) are pledged as loan collateral.

Other assets include tax claims vis-à-vis tax authorities and tax offices in the amount of €58.8m (prior year: €67.8m) unrelated to income taxes. The total amount of other assets includes expected reimbursements for provisions in the amount of €4.4m (prior year: €4.4m).

Monetary assets in the total amount of €73.4m are pledged as loan collateral.

Except for hedging transactions, the reported carrying amounts of the financial assets recorded under "receivables and other assets" have been determined at amortised cost because only loans and receivables originated by the Group are concerned.

The amortised cost of such monetary assets corresponds to their market values.

27 Securities held as current assets

Provided it was possible to determine a reliable market value, securities have been measured at their fair value in accordance with IAS 39. It has been impossible to determine a reliable market value for securities with a carrying amount of €3.6m (prior year: €2.7m).

28 Cash and cash equivalents

As at the balance sheet date, the euro bank balances with several banks bore interest at interest rates between 2,7 and 3.4 per cent (prior year: between 2.4 and 3.8 per cent). USD balances were invested at an average interest rate of 1.6 per cent (prior year: USD overnight money at an interest rate of 2.2 per cent). In the preceding year, GBP term money had additionally been invested at an interest rate of 4.0 per cent. Long-term bank balances in the amount of USD 626m bear interest at an average rate of 11.5 per cent. The market value of these balances is €634.7m. There are financial liabilities in the same amount.

Foreign currency balances have been valued at the closing date rate.

€480.9m (prior year: €571.7m) of the bank balances are pledged for committed credit lines. In the preceding year, €293.6m had additionally been pledged for existing loans.

29 Income tax assets

The item includes deferred tax assets in the amount of €205.1m (prior year: €262.0m).

30 Prepaid expenses

This item includes prepaid amounts the related expense of which is to be allocated to subsequent years. €44.1m (prior year: €20.3m) have a residual term of more than one year.

Notes to the Consolidated Balance Sheet Shareholders' Equity and Liabilities

31 Issued capital

The issued capital of Deutsche Lufthansa AG amounts to €976.9m.

The issued capital is divided into 381,600,000 registered shares, with each share representing a share of €2.56 of the issued capital.

The authorisation of the Executive Board effective until 15 June 2004 to increase the issued capital by up to €100m with the approval of the Supervisory Board by issuing new registered shares on one or several occasions (Authorised Capital A) against a contribution in cash, was cancelled by a decision by the General Meeting on 19 June 2002.

The same General Meeting authorised the Executive Board to increase the issued capital by up to €200m with the approval of the Supervisory Board by issuing new registered shares on one or several occasions (Authorised Capital A) against a contribution in cash or kind by 18 June 2007. Existing shareholders are generally to be granted subscription rights. In the case of shares issued against contributions in kind, subscription rights may be excluded, whereas in the case of shares issued against contributions in cash, fractional amounts may be excluded from the shareholders' subscription rights.

In addition to the aforesaid, the Executive Board has been authorised until 15 June 2004 to increase the issued capital by €25m with the approval of the Supervisory Board by issuing new registered shares to employees (Authorised Capital B) against a contribution in cash. Shareholders' subscription rights are excluded.

The ordinary General Meeting of 16 June 1999 authorised the Executive Board until 15 June 2004 to issue on one or several occasions convertible bonds and/or bonds with warrants in an aggregate par value of up to €1bn bearing maturities of up to 15 years. In this connection, contingent capital for effecting a conditional increase of the issued capital by €97,689,600 by issuing 38,160,000 new registered shares was decided upon. A decision by the ordinary General Meeting of 19 June 2002 cancelled this authorisation in so far as it had not yet been made use of. With the approval of the Supervisory Board of 5 December 2001, the Executive Board had previously issued a convertible bond for €750m effective as of 5 December 2001 within the scope of this authorisation making use of the contingent capital available for this purpose. Existing shareholders' subscription rights were excluded. In total, 750,000 conversion options certifying the right to conversion into up to 37,202,380 shares of Lufthansa AG at a price of €20.16 were issued. The bond will run until 4 December 2012 and bears interest at an interest rate of 1.25 per cent. Lufthansa is entitled to cancel the bond provided that the weighted average price of the share is equal to at least 130 per cent of the respective applying conversion price on 20 days during a period of 30 days or if the total par value of the issued bonds is less than €75m. Each bond creditor is entitled to request repayment of the bonds held by him at par value including any accrued interest per each 4 January 2006, 2008 and 2010.

A resolution passed by the ordinary General Meeting on 19 June 2002 authorised the Executive Board until 18 June 2007 to issue on one or several occasions bearer or registered convertible bonds/bonds with warrants of up to €1bn with terms of up to 15 years. In this connection there is contingent capital for effecting a conditional increase of the issued capital by €97,689,000 by issuing 38,160,000 new registered shares. The conditional capital increase will be performed only to the extent that the holders of convertible bonds or bonds with warrants exercise their conversion and/or option rights.

In financial year 2002, Lufthansa AG acquired in total 468,710 own shares at an average price of €10.30, corresponding to 0.12 per cent of the issued capital.

The shares were used as follows:

- 43,685 shares at the price of €15.00 as part of the performance-based variable remuneration of staff members to whom the regular pay scale does not apply of Lufthansa AG and staff members of 25 subsidiaries and affiliated companies.

- 425,025 shares as part of the performance-based variable remuneration of senior executives of Lufthansa AG and a further 32 subsidiaries and affiliated companies at the price of €7.84. Lufthansa AG and its Group companies grant an outperformance option for these shares including the right to receive a cash payment at the end of the programme depending on the development of the Lufthansa share value compared with that of the index of competing airlines.

An outperformance option identical in structure to the above-mentioned option was already granted by Lufthansa AG and its Group companies as part of the performance-based variable remuneration of senior executives in 1999, 2000 and 2001. Each of the programmes covers at least three years. The outperformance option for the year 1999 became due and was paid out after expiry of the programme term in financial year 2002. The provisions set up for this programme in the preceding year were fully utilised. As at 1 January 2002, a total of 1,164,474 shares was held by senior executives/captains, whereas the latter held a total of 1,190,166 on 31 December 2002 within the scope of these programmes. Provisions in the amount of €9.0m (prior year: €15.6m) for any possible cash payments under these programmes were set up.

As at the balance sheet date, the portfolio did not contain any own shares.

32 Reserves

The capital reserve contains only the premium from capital increases as well as from a convertible bond. The legal reserve included in retained earnings is €25.6m as before; the remaining amount relates to other retained earnings.

33 Provisions and accruals

Provisions and accruals	**31.12. 2002** **€m**	of which due in the following year €m	31.12.2001 €m	of which due in the following year €m
Retirement benefit and similar obligations	4,019.5	125.9	3,700.5	126.3
Provisions for current income taxes	90.6	90.6	50.7	50.7
Provisions for deferred taxes	170.3	–	115.9	–
Provisions for other current taxes	35.2	35.2	33.3	33.3
Provisions for unearned transportation revenue	670.2	670.2	569.8	569.8
Outstanding invoices	868.8	844.2	658.9	638.2
Other accruals	1,941.2	1,541.5	1,734.3	1,308.7
	7,795.8	**3,307.6**	**6,863.4**	**2,727.0**

Retirement benefit obligations
A corporate pension scheme has been set up for employees working in Germany and seconded abroad. The plan formula follows the so-called VBL scheme which is the supplementary pension scheme for all state employees and has been adapted by Deutsche Lufthansa AG as a corporate pension scheme after privatisation for all employees who joined the Group before 1995. Flight personnel is, in addition, entitled to a transitional pension arrangement for the period between the end of their active service and the commencement of the statutory/corporate pension plan. Benefits depend in both cases on the final salary before retirement (final salary plans).

For employees who joined the Group after 1994, a new corporate pension scheme (different from the VBL scheme) has been installed. With this scheme, a certain percentage of the current salary is converted into a pension component, and the retirement benefit is the sum of those components accumulated during the period of active service (average salary plan). Under IAS 19, such a scheme is to be classified as a defined benefit plan and must therefore be included in measuring retirement benefit obligations and pension expense.

Retirement benefit obligations for employees abroad depend mainly on their years of service and final salary.

Corporate pension schemes as well as the transitional pension arrangement are financed exclusively by provisions for pensions in the balance sheet. All obligations are evaluated annually applying the projected unit credit method.

Employees from the Catering segment in the United States who joined the Group before 1996 are entitled to pension benefits depending mainly on their years of service and final salaries. Benefits are financed by means of an external fund.

The valuation of the provisions for pensions as well as the determination of pension expense are based on the ten per cent corridor rule. Actuarial gains and losses are not recognised unless they exceed ten per cent of the obligation.

The amount exceeding the corridor is divided over the expected average remaining years of service of the active staff affecting the income statement and recorded in the balance sheet. Owing to unrecognised actuarial losses, the provisions for pensions shown in the balance sheet are lower than the present value of the retirement benefit obligations.

Funding status	**2002 €m**	2001 €m
Present value of funded pension obligations	204.0	183.8
Present value of unfunded pension obligations	4,234.3	3,759.5
Plan assets	-92.0	-115.1
Unrecognised actuarial losses/gains	-326.8	-127.7
	4,019.5	**3,700.5**

The change in the funding status compared with the preceding year is mainly due to the reduction of the interest rate for accounting purposes as well as to changes in the right to benefits from the statutory pension insurance fund as from 1 January 2002. Plan assets separated from pension obligations have been reported at market values.

Provisions for pensions developed as follows in financial years 2002 and 2001:

Provisions for pensions	**2002 €m**	2001 €m
Carryforward	3,700.5	3,354.3
Exchange rate differences carried forward	-13.8	3.1
Change in the group of consolidated companies	8.6	80.3
Pensions paid	-150.3	-111.0
Additions	468.4	376.1
Release	-2.3	-0.3
Transfer of obligations	8.4	-2.0
Balance	**4,019.5**	**3,700.5**

Pension expenses from the transfer to provisions for pensions included in the income statement are composed as follows:

	2002 €m	2001 €m
Current service costs	211.7	177.2
Amortised actuarial gains/losses	6.0	-5.0
Past service costs	5.7	18.4
Interest costs	254.7	199.4
Expected return on plan assets	-9.7	-13.9
	468.4	**376.1**

Current service costs and amortised actuarial gains are reported as staff costs, whereas the interest costs with regard to the expected pension obligations are shown as interest expense.

The actual loss incurred by the plan assets in the year 2002 amounted to -€12.1m (prior year: -€13.0m).

Pension obligations have been determined based on the following assumptions:

Actuarial assumptions	**31.12.2002** in per cent	31.12.2001 in per cent	31.12.2000 in per cent
Interest rate	6.0	6.25	6.5
Future salary increase	3.0	3.0	3.0
Future pension increase	2.0 – 3.0	2.0 – 3.0	2.0 – 3.0
Expected return on plan assets	9.5	10.6	–

The above determination has been based on the 1998 biometric calculation tables by Heubeck. Fluctuation has been estimated by age and sex.

Other provisions and accruals

The individual groups of provisions and accruals have developed as follows in financial year 2002:

€m	Staff costs	Bonus miles programme	Warranties	Anticipated losses related to onerous contracts	Ecological recovery	Pending cases	Restructuring measures	Other
1 January 2002	401.4	441.6	20.0	269.4	28.9	34.2	80.4	458.4
Change in the group of consolidated companies	2.6	–	2.6	2.8	–	–	0.0*	7.1
Exchange rate differences	– 1.2	–	– 0.2	– 2.0	0.0*	– 0.5	–	– 3.3
Utilisation	– 163.3	– 169.7	– 7.0	– 55.7	– 1.6	– 6.1	– 31.0	– 299.7
Additions/formation	364.0	280.4	8.2	26.8	1.0	11.6	12.6	452.5
Interest rate	0.4	–	0.4	13.1	–	–	0.1	0.1
Release	– 12.9	– 28.3	– 8.7	– 55.3	–	– 20.4	– 0.6	– 109.0
Reclassification	– 9.0	–	0.3	0.2	–	0.3	2.5	2.8
31 December 2002	582.0	524.0	15.6	199.3	28.3	19.1	64.0	508.9

*below €0.1m

Provisions for staff costs mainly concern obligations vis-à-vis employees from partial retirement agreements and accrued salaries. Anticipated losses from onerous contracts result from pending continuous obligations or any other contractual relationships with regard to which the unavoidable costs of meeting the obligations exceed the economic benefits expected to be received thereunder. Provisions for pending cases have been set up on the basis of the estimated outcome of the lawsuit. The "warranties" item includes an amount of €4.7m (prior year: €7.6m) from a warranty with regard to the value of a sold interest in an equity investment. In the preceding year, the provision for anticipated losses from onerous contracts included €7.7m related to a guarantee of a minimum purchase price realisable on an external market for a plot of land.

The individual groups of provisions and accruals include short-term provisions with a term of less than one year as well as long-term provisions.

The following outflows of funds have been estimated for discounted long-term provisions and accruals within the individual groups:

€m	2003	2004	2005	2006	2007 and subsequent years
Staff costs	52.2	43.0	32.9	13.7	81.8
Anticipated losses related to onerous contracts	34.5	47.2	32.1	3.5	9.4
Ecological recovery	3.7	3.7	3.7	3.7	18.6
Restructuring measures	5.9	2.2	1.0	0.2	0.0*

*below €0.1m

34 Long-term borrowings

Long-term borrowings	**31.12.2002** €m	of which due in less than one year €m	31.12.2001 €m	of which due in less than one year €m
Bonds	1,272.1	288.0	683.7	–
Liabilities to banks	1,719.6	462.7	1,884.4	111.8
Other liabilities	1,721.7	934.6	1,877.6	428.8
	4,713.4	**1,685.3**	**4,445.7**	**540.6**

€92.0m of the borrowings shown in the table under "liabilities to banks" relate to the change in the group of consolidated companies.

The following tables show the terms and conditions of long-term borrowings as well as their carrying amounts and market values:

Bonds

Weighted average interest rate	Fixed interest rate until	Carrying amount **31.12.2002** €m	Market value **31.12.2002** €m	Carrying amount 31.12.2001 €m	Market value 31.12.2001 €m
9.3	2003	288.0	316.0	–	–
5.5	2006	222.9	229.9	215.9	205.0
6.3	2006	127.8	134.1	127.8	133.5
9.3	2007	–	–	340.0	410.2
3.2	2012	633.4	683.2	–	–
		1,272.1	**1,363.2**	**683.7**	**748.7**

Liabilities to banks

Weighted average interest rate	Fixed interest rate until*	Carrying amount **31.12.2002** €m	Market value **31.12.2002** €m	Carrying amount 31.12.2001 €m	Market value 31.12.2001 €m
Libor plus spread	2002	–	–	31.4	31.4
5.3	2002	–	–	4.3	4.3
Libor plus spread	2003	329.6	329.6	–	–
7.2	2003	115.4	119.0	115.1	121.3
6.8	2004	27.4	28.5	27.7	29.3
Libor plus spread	2005	63.3	63.3	–	–
5.9	2005	66.1	71.6	71.2	75.7
6.8	2006	45.0	49.6	46.9	50.7
Libor plus spread	2007	263.1	263.1	685.8	685.8
7.3	2007	123.3	141.6	134.8	145.5
Libor plus spread	2008	9.4	9.4	–	–
6.0	2008	26.7	29.4	28.3	30.1
9.3	2009	9.1	11.0	–	–
5.9	2010	295.6	321.1	342.9	358.9
5.1	2011	123.4	126.7	123.5	126.0
Libor plus spread	2011	111.0	111.0	136.5	136.5
Libor plus spread	2015	111.2	111.2	136.0	136.0
		1,719.6	**1,786.1**	**1,884.4**	**1,931.5**

*Some of the agreements will expire only after the reported fixed-interest periods shown.

Collateral was provided for €766.4m (prior year: €754.8m) of the liabilities to banks.

Other liabilities

Weighted average interest rate	Fixed interest rate until	Carrying amount **31.12.2002** €m	Market value **31.12.2002** €m	Carrying amount 31.12.2001 €m	Market value 31.12.2001 €m
5.5	2002	–	–	205.7	212.2
Libor plus spread	2002	–	–	48.7	48.7
1.8 (Yen)	2002	–	–	117.9	119.2
6.6	2003	–	–	95.2	114.1
6.7	2003	90.6	92.0	–	–
9.2	2003	–	–	710.8	804.1
11.5	2003	623.9	634.7	–	–
Libor plus spread	2003	66.7	66.7	67.2	67.2
Libor plus spread	2004	119.4	119.4	144.7	144.7
Libor plus spread	2005	179.2	179.2	204.3	204.3
Libor plus spread	2006	28.4	28.4	29.8	29.8
variable*	2007	–	–	5.5	5.5
Libor	2007	21.6	21.6	–	–
6.0	2009	15.1	17.1	17.9	18.9
4.9	2011	–	–	42.1	37.0
3.6 (Yen)	2011	81.8	104.4	–	–
5.6	2011	81.1	88.3	–	–
Libor plus spread	2012	80.9	80.9	–	–
variable*	2012	11.3	11.3	9.1	9.1
6.5 (USD)	2012	2.7	3.3	–	–
2.6 (Yen)	2012	50.0	63.0	–	–
Libor plus spread	2013	80.8	80.8	80.1	80.1
7.8	2014	27.0	32.9	27.8	33.2
62% of the prime rate	2015	5.5	5.5	6.4	6.4
variable*	2015	10.8	10.8	8.8	8.8
Libor plus spread	2015	102.9	102.9	–	–
8.2	2024	–	–	6.0	9.0
variable*	2035	42.0	42.0	49.6	49.6
		1,721.7	**1,785.2**	**1,877.6**	**2,001.9**

*US tax excempt bond market

The market values stated in the above tables have been determined on the basis of the interest swap rates effective at the balance sheet date for the corresponding residual terms/repayment structures.

35 Other liabilities

Other liabilities	31.12.2002 €m	of which due in less than one year €m	31.12.2001 €m	of which due in less than one year €m
Liabilities to banks	58.6	55.8	460.4	453.1
Payments received on account of orders	87.6	87.6	84.7	84.7
Trade payables	938.5	938.3	1,126.4	1,126.2
Bills payable	0.7	0.7	0.9	0.9
Liabilities to subsidiaries	153.9	135.7	261.7	253.0
Liabilities to joint ventures	15.8	15.3	48.8	48.3
Liabilities to associates	29.7	29.0	42.0	40.7
Liabilities to other equity investments	5.9	5.9	12.2	12.2
Negative market values from financial derivatives	202.0	–	73.9	–
Other liabilities	731.2	608.1	916.6	805.9
– of which from taxes	(75.3)	(75.3)	(71.5)	(71.5)
– of which relating to social security	(73.2)	(66.4)	(67.7)	(61.1)
	2,223.9	**1,876.4**	**3,027.6**	**2,825.0**

Payments received on account of orders also include the balance from payments received and receivables from work in progress in the amount of €61.3m (prior year: €69.6m).

€60.8m (prior year: €106.0m) of the liabilities to subsidiaries, €15.7m (prior year: €48.7m) of the liabilities to joint ventures, €14.5m (prior year: €35.7m) of the liabilities to associated companies and €5.7m (prior year: €10.4m) of the liabilities to other equity investments relate to trade payables. All in all, the aforementioned items include trade payables in the amount of €96.7m (prior year: €200.8m).

The reported carrying amounts of the monetary liabilities recorded under these items correspond to their market values.

36 Deferred income

Deferred income includes mainly accrued book profits from finance lease transactions released affecting the income statement over the term of the respective lease agreement in accordance with IAS 17. €52.3m (prior year: €46.9m) of all deferred income has a residual maturity of less than one year.

Other Disclosures

37 Contingencies and events occuring after the balance sheet date

Contingent liabilities	31.12.2002 €m	31.12.2001 €m
from guarantees, bills and cheque charges	1,035.7	1,422.3
from warranty agreements	1,194.9	1,446.8
from collateralisation of third-party liabilities	0.0*	130.4

*below €0.1m

Guarantees include an amount of €751.2m (prior year: €899.4m) representing contingent liabilities in respect of creditors of joint ventures, whereas warranties include an amount of €378.6m (prior year: €481.1m) representing contingent liabilities in respect of creditors of joint ventures. The reported amount includes a total amount of €751.2m (prior year: €899.4m) relating to the assumption of co-debtors' guarantees in favour of North-American fuelling and ground service companies. This amount is compared with compensatory claims against the other co-debtors in the amount of €735.0m (prior year: €878.5m). Since the annual financial statements have not yet been available, some of the aforesaid amounts are preliminary.

Since a corresponding outflow of resources is not very likely, various provisions with a potential effect on the financial result of €106.6m in total (prior year: €85.7m) for subsequent years have not been set up.

In September, the Federal Government made a compensation payment for losses incurred due to the closing of the US American air space between 11 and 14 September 2001 in the total amount of €43.0m. The expected volume of € 69.6m was not achieved in full.

A claim for the adjustment of a purchase price in the amount of €3.5m, which is expected to be realised in the following year, exists with regard to the sale of an equity investment.

38 Other financial commitments

As at 31 December 2002, there was a total commitment to order investments in tangible assets and intangible assets of €5.8bn (prior year: €8.2bn). In addition to that, there are equity and shareholder loan commitments in the amount of €0.1bn (prior year: €0.1bn) from ownership interests. There are commitments for the acquisition of shares in the amount of €0.6bn (prior year: €0.7bn) from purchase agreements and granted put options. The negative market value of the put options granted in connection with the acquisition of an equity investment is carried as liability at €150m under other liabilities (cf. note 35). Since it has been impossible to determine a reliable market value, the other put options have not been reported at fair value.

39 Hedging policy and derivative financial instruments

As a globally active aviation group, the Lufthansa Group is exposed to currency, interest rate and fuel price risks as well as credit and liquidity risks. The corporate policy provides for means to limit these risks by systematic financial management.

Price risk
The major price risks the Lufthansa Group is exposed to are exchange rate fluctuations between the euro and other currencies, interest rate fluctuations on the international money and capital markets as well as price fluctuations on the crude oil and oil products markets. The hedging policy for limiting these risks is set by the Executive Board and documented by internal Group guidelines. It also provides for the use of financial derivatives. The corresponding financial transactions are concluded only with first-rate counterparties.

The Lufthansa Group is in a net payer position with respect to the US dollar, in particular due to investments in aircraft. These investments in aircraft are hedged at 50 per cent against exchange rate fluctuations as soon as they have firmly been contracted. The hedging of the second part is effected subject to expected market developments. With all other currencies, there is generally a net surplus of deposits. The expected cash flows with individual currencies are hedged at maximally 75 per cent of the respective currency exposure over a period of up to 36 months.

Variable interest liabilities based on firm agreements are hedged against interest rate risks at up to 100 per cent. Planned liquidity surplus or shortage of cover may be hedged at up to 50 per cent for a maximum period of 24 months.

In financial year 2002, the share of fuel expenses accounted for 7.7 per cent (prior year: 8.8 per cent) of the operating expenses of the Lufthansa Group. Sharp changes in fuel prices may have a substantial effect on Group results. However, Lufthansa benefits from having one of the youngest fleets of all major airlines, a fact resulting in low fuel consumption.

Different hedging instruments with regard to the crude and heating oil market are used to limit the fuel price risk. The Group's policy aims at hedging up to 90 per cent of the fuel consumption in the next 24 months on a revolving basis.

Credit risk
The sale of passenger and freight documents is for the most part handled through agencies. The majority of these agencies are connected to special national clearing systems for the settlement of passenger and freight sales. The financial standing of such agents is checked by the responsible clearing centres. Owing to the world-wide spreading, the credit risk with regard to sales agents is relatively low.

Unless expressly otherwise provided for in the respective agreements, receivables and liabilities existing between airlines are settled on a bilateral basis or by settlement via a clearing house of the International Air Transport Association (IATA). All receivables and liabilities are generally netted in monthly intervals, which leads to a visible reduction of the default risk. In particular cases, the respective service contract demands special collateral.

Collateral is required for all other service relationships depending on the nature and scope of the services rendered. In addition to that, credit reports/references are obtained and historical data from the previous business relationship used, in particular with regard to payment behaviour, in order to avoid non-performance.

Recognisable risks are accounted for by adequate allowances for receivables.

The credit risk from derivative financial instruments lies in the potential insolvency of a counterparty and is thus maximally equal to the sum of positive net market values vis-à-vis the business partners in question. As at 31 December 2002, this credit risk amounted to €203.0m, as at 31 December 2001 to €328.2m. Since financial transactions are concluded only with first-rate counterparties within the scope of pre-defined limits, the actual risk of default is low.

Liquidity risk
Complex financial planning instruments are used to recognise the Group's future liquidity position as it shows from the results of the Group's strategic and planning process. These systems show the expected liquidity development within a planning horizon of usually up to three years. Twelve-month liquidity planning is updated daily based on actual data.

As at 31 December 2002, the Lufthansa Group was provided with non-utilised short-term credit arrangements in the amount of approx. €2,027m (prior year: €1,521m).

In addition to that, there are short-term funding options through a commercial paper programme in a maximum total amount of €1,0bn, which had not been utilised as at 31 December 2002 (prior year: utilisation in the amount of €40m).

The following hedging transactions exist as at the balance sheet date for hedging exchange rate, interest rate and fuel price risks:

	Hedging of fair values Market value **31.12.2002** €m	Hedging of fair values Market value 31.12.2001 €m	Hedging of cash flows Market value **31.12.2002** €m	Hedging of cash flows Market value 31.12.2001 €m
Interest rate swaps	4.4	-1.6	-3.0	-
Forward contracts Fuel price hedging	-	-	-	-3.5
Fluctuation band options Fuel price hedging	-	-	0.8	-0.8
Hedging combinations Fuel price hedging	-	-	93.0	53.1
Forward contracts Currency hedging	-	-	23.8	-2.8
Fluctuation band options Currency hedging	-	-	46.6	268.6
Total	**4.4**	**-1.6**	**161.2**	**314.6**

The market values of the derivative financial instruments are capitalised as other assets or carried as other liabilities.

The shown market values of the derivative financial instruments correspond to the price at which the rights and/or duties from such financial instrument would be transferred to an unrelated third party. Market values have been determined based on the market information available at the balance sheet date.

According to present knowledge, the fuel price and currency transactions used to hedge cash flows will have the following effects on the result for the period or the acquisition cost of hedged investments at the time of maturity:

Financial year	Result for the period €m	Initial valuation of acquisition cost €m	Total €m
2003	94.6	40.3	134.9
2004	22.3	6.4	28.7
2005	7.4	- 6.8	0.6
Total	**124.3**	**39.9**	**164.2**

In addition, interest rate swaps used to hedge cash flows will gradually have the following effects on the result for the period until maturity:

Maturity Financial year	Market value **31.12.2002** €m
2003	0.5
2004	1.1
2005	- 2.4
2012	- 2.2
Total	**- 3.0**

The market development of the derivatives not qualifying as effective hedging transactions under IAS 39 may be gathered from the income statement (note 16).

Following the insolvency of the producer Fairchild/Dornier, 60 firmly ordered aircraft of FD 728 type will not be produced. The hedging relation for the effective currency hedging transactions agreed in prior years with regard to this underlying transaction lapsed in 2002.

40 Segment reporting

The Lufthansa Group operates in six major business segments, i.e. passenger business (Passenger Business) through Deutsche Lufthansa AG and Lufthansa CityLine GmbH, freight traffic (Logistics) through Lufthansa Cargo AG, aircraft maintenance and repair (Maintenance, Repair and Overhaul – MRO) through the Lufthansa Technik group, catering through the LSG Sky Chefs group, tourism (Leisure Travel) through the Thomas Cook group and EDP services (IT Services) through the Lufthansa Systems group.

Lufthansa Commercial Holding, Lufthansa International Finance (Netherlands) N.V., the START group and further equity investments complete the operative business of the Lufthansa Group as Service and Financial Companies. The results of the Leisure Travel segment are included in Group results at equity only.

As a rule, inter-segment sales and revenue are based on prices following the arm's length principle. Administrative services are charged as cost allocations.

For information on external revenue relating to traffic cf. also note 6.

Primary reporting format – business segment information for financial year 2002 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Cargo	**MRO**[1] Lufthansa Technik group	**Catering**[1] LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services**[1] Lufthansa Systems group	**Service and Financial Companies**[2]	Segment total
External revenue	10,035.7	2,338.5	1,622.7	2,629.7	–	189.6	155.2	16,971.4
– of which traffic revenue	9,725.2	2,306.7	–	–	–	–	–	12,031.9
Inter-segment revenue	425.5	12.0	1,185.6	446.1	–	367.8	0.3	2,437.3
Total revenue	10,461.2	2,350.5	2,808.3	3,075.8	–	557.4	155.5	19,408.7
Other segment income	1,280.3	262.4	193.5	164.8	-66.5	34.4	647.8	2,516.7
– of which from investments accounted for using the equity method	-87.4	3.1	9.8	11.8	-66.5	–	37.9	-91.3
Cost of materials	5,090.7	1,445.4	1,451.4	1,251.6	–	44.8	61.3	9,345.2
Staff costs	2,046.9	347.3	786.3	1,263.3	–	190.2	51.4	4,685.4
Amortisation and depreciation	784.1	115.3	82.3	218.5	–	31.8	42.7	1,274.7
– of which impairments	26.9	–	–	6.2	–	–	32.7	65.8
Other operating expenses	3,303.8	537.3	467.0	499.4	–	271.4	76.1	5,155.0
Segment results	**516.0**	**167.6**	**214.8**	**7.8**	**-66.5**	**53.6**	**571.8**	**1,465.1**
– of which from investments accounted for using the equity method	-87.4	3.1	9.8	11.8	-66.5	–	37.9	-91.3
Segment assets	7,265.3	1,563.0	1,913.7	2,613.6	408.0	145.8	793.7	14,703.1
– of which from investments accounted for using the equity method	230.7	8.6	65.4	80.8	408.0	–	120.1	913.6
Segment liabilities	7,063.7	609.7	1,275.2	953.9	–	206.3	466.7	10,575.5
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	631.7	9.0	67.8	103.7	–	37.2	233.9	1,083.3
– of which from investments accounted for using the equity method	101.5	–	0.6	–	–	–	–	102.1
Other significant non-cash items	129.9	18.7	31.5	41.6	–	6.8	0.2	228.7

[1] Due to changes in the group of consolidated companies, the comparability of prior year figures is limited.
[2] The preceding year includes the GlobeGround group then shown in the Ground Services business segment. Following the sale of the GlobeGround group per 31 July 2001, GlobeGround GmbH is accounted for as a minority interest under the equity method until 1 July 2002 and included in the results of Lufthansa Commercial Holding.

Primary reporting format – business segment information for financial year 2001 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Cargo	**MRO** Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**[2]	Segment total
External revenue	10,182.9	2,421.6	1,540.9	2,066.6	–	126.0	352.0	16,690.0
– of which traffic revenue	9,858.4	2,394.6	–	–	–	–	–	12,253.0
Inter-segment revenue	449.6	16.0	1,293.9	448.8	–	352.1	7.9	2,568.3
Total revenue	10,632.5	2,437.6	2,834.8	2,515.4	–	478.1	359.9	19,258.3
Other segment income	1,304.1	253.8	152.4	96.1	6.7	16.9	259.6	2,089.6
– of which from investments accounted for using the equity method	– 3.4	0.5	9.2	– 11.0	6.7	–	– 17.9	– 15.9
Cost of materials	5,616.4	1,568.6	1,594.0	1,020.8	–	31.8	102.6	9,934.2
Staff costs	2,030.9	334.0	746.3	1,085.2	–	135.7	166.8	4,498.9
Amortisation and depreciation	794.9	116.8	78.5	651.5	–	35.4	61.3	1,738.4
– of which impairments	–	–	–	495.4	–	–	–	495.4
Other operating expenses	3,345.7	606.5	413.9	723.2	–	264.4	141.1	5,494.8
Segment results	**148.7**	**65.5**	**154.5**	**– 869.2**	**6.7**	**27.7**	**147.7**	**– 318.4**
– of which from investments accounted for using the equity method	– 3.4	0.5	9.2	– 11.0	6.7	–	– 17.9	– 15.9
Segment assets	7,657.4	1,694.3	1,869.7	2,969.6	496.8	115.4	1,137.4	15,940.6
– of which from investments accounted for using the equity method	211.6	–	98.2	96.2	496.8	–	373.1	1,275.9
Segment liabilities	6,985.7	515.3	1,230.7	1,139.6	–	177.0	484.7	10,533.0
– of which from investments accounted for using the equity method	–	0.2	–	–	–	–	–	0.2
Capital expenditure	1,166.6	128.7	64.8	1,380.0	–	34.6	178.1	2,952.8
– of which from investments accounted for using the equity method	233.7	–	–	–	–	–	–	233.7
Other significant non-cash items	114.8	10.4	20.7	25.2	–	5.1	0.4	176.6

[2] The preceding year includes the GlobeGround group then shown in the Ground Services business segment. Following the sale of the GlobeGround group per 31 July 2001, GlobeGround GmbH is accounted for as a minority interest under the equity method until 1 July 2002 and included in the results of Lufthansa Commercial Holding.

Reconciliation of segment information with consolidated figures in €m:

	Segment total		Reconciliation		Group	
	2002	2001	**2002**	2001	**2002**	2001
External revenue	16,971.4	16,690.0	–	–	16,971.4	16,690.0
– of which traffic revenue	12,031.9	12,253.0	–	–	12,031.9	12,253.0
Inter-segment revenue	2,437.3	2,568.3	–2,437.3	–2,568.3	–	–
Total revenue	19,408.7	19,258.3	–2,437.3	–2,568.3	16,971.4	16,690.0
Other revenue	2,516.7	2,089.6	–398.8	–590.9	2,117.9	1,498.7
– of which from investments accounted for using the equity method	–91.3	–15.9	91.3	15.9	–	–
Cost of materials	9,345.2	9,934.2	–2,149.2	–2,310.7	7,196.0	7,623.5
Staff costs	4,685.4	4,498.9	–25.3	–18.3	4,660.1	4,480.6
Amortisation and depreciation	1,274.7	1,738.4	–31.4	–24.3	1,243.3	1,714.1
– of which impairments	65.8	495.4	–32.7	–	33.1	495.4
Other operating expenses	5,155.0	5,494.8	–757.2	–808.7	4,397.8	4,686.1
Results	**1,465.1**	**–318.4**	**127.0**	**2.8**	**1,592.1**	**–315.6**
– of which from investments accounted for using the equity method	–91.3	–15.9	91.3	15.9	–	–
Assets	14,703.1	15,940.6	4,433.8	2,265.3	19,136.9	18,205.9
– of which from investments accounted for using the equity method	913.6	1,275.9	–	–	913.6	1,275.9
Liabilities	10,575.5	10,533.0	4,389.4	4,144.7	14,964.9	14,677.7
– of which from investments accounted for using the equity method	–	0.2	–	–	–	0.2

The reconciliation column includes both the effects resulting from consolidation procedures and the amounts resulting from the different interpretation of the contents of the segment items in comparison to the corresponding Group items.

As regards total revenue, the reconciliation column includes the eliminated revenue of the business segments generated with other consolidated business segments. From the total of other segment income shown for the business segments, the income originating from relationships with the other business segments has been eliminated as well. In financial year 2002, this concerned in particular exchange gains from loans in foreign currency extended in the Group in the amount of €274.0m (prior year: €404.0m) as well as income from services rendered in the Group of €47.5m (prior year: €62.3m). In so far as the eliminated revenue and other income is compared with segment expenses with regard to companies which took up such services, such expenses have been eliminated, too (reconciliation column "expenses"). Certain components of the financial result of the Group have also been allocated to the business segment's income, in particular results from the equity accounting of investments of the business segment. Since, in the Group's view, such results are not allocated to the operating result but the financial result, they have to be eliminated upon reconciliation with regard to the Group's operating result.

The amounts included in the reconciliation column "result" originate mainly from consolidating effects affecting income from relationships between the business segments and from the amortisation of goodwill initially performed at Group level. In financial year 2001, this also includes the impairment of goodwill in the amount of €495.4m.

As regards segment assets/liabilities, the reconciliation column contains eliminated receivables and payables between the business segments, the difference between market values and carrying amounts of financial instruments as well as, on the assets side, the carrying amounts of equity investments eliminated within the scope of capital consolidation.

Secondary reporting format – geographical segment information for financial year 2002 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	8,195.1	1,470.0	296.5	1,680.5	147.2	242.6	–	12,031.9
Other operating revenue	1,831.0	2,021.4	142.8	597.5	253.0	93.5	0.3	4,939.5
Other segment income[2]	1,979.2	34.7	11.7	40.6	22.1	9.8	19.8	2,117.9
Income from investments accounted for using the equity method	– 117.5	14.8	– 0.9	12.3	–	–	–	– 91.3
Segment assets	11,614.3	2,441.6	98.0	443.3	43.6	62.3	–	14,703.1
– of which from investments accounted for using the equity method	769.6	53.4	13.8	76.8	–	–	–	913.6
Capital expenditure	986.7	79.1	2.7	14.0	0.4	0.4	–	1,083.3
– of which from investments accounted for using the equity method	101.5	0.6	–	–	–	–	–	102.7

Secondary reporting format – geographical segment information for financial year 2001 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	8,345.3	1,524.4	361.3	1,619.8	162.3	237.5	2.4	12,253.0
Other operating revenue	1,802.9	1,691.0	118.9	447.6	272.3	103.9	0.4	4,437.0
Other segment income[2]	1,070.5	332.9	8.9	33.4	16.6	10.5	25.9	1,498.7
Income from investments accounted for using the equity method	31.5	– 59.9	1.4	11.1	–	–	–	– 15.9
Segment assets	12,488.3	2,847.1	140.2	325.2	79.4	60.4	–	15,940.6
– of which from investments accounted for using the equity method	954.0	226.5	17.7	77.5	0.2	–	–	1,275.9
Capital expenditure	1,617.2	1,327.0	2.9	4.5	0.8	0.4	–	2,952.8
– of which from investments accounted for using the equity method	233.7	–	–	–	–	–	–	233.7

[1] *Traffic revenue is allocated by original places of sale.*
[2] Other segment income corresponds to the operating income of the Group (including income from financial assets).

The allocation of traffic revenue to regions is based on the original place of sale, the allocation of other operating revenue is based on the geographical location of the customer, whereas the allocation of other segment income is based on the place of service. The items resulting from investments accounted for using the equity method are allocated to regions depending on the location of the head office of the company in question.

Regions are in principle defined on the basis of geographical rules. Deviating from this principle, the traffic revenue of the previous Soviet Union as well as that of Turkey and Israel is allocated to Europe.

The "Other" column includes items which cannot be allocated to a certain region. Lufthansa controls its traffic operations on the basis of network results, not on the basis of regional profit transfers. Something similar applies to the catering segment. Consequently, the presentation of regional segment results is of no informative value for the Lufthansa Group.

The notes concerning the Passenger Business segment in the general part of the Annual Report include the presentation of traffic revenue generated in the Passenger Business segment allocated by traffic regions instead of original places of sale.

41 Related party transactions

The business segments of the Lufthansa Group render numerous services to non-consolidated affiliated companies within the scope of their ordinary activities. In turn, the respective investments render services to the Lufthansa Group within the scope of their business purpose. These extensive delivery and service relationships are managed on the basis of market prices.

In addition, the Group and non-consolidated affiliated companies have concluded numerous settlement agreements regulating the partly mutual utilisation of services. The administrative services rendered are in such cases charged as cost allocations.

The cash management of the Lufthansa Group is centralised, and in this respect the Lufthansa Group assumes a "banking function" also in respect of non-consolidated investments. The non-consolidated subsidiaries included in the Group's cash management invest their available cash in the Group or borrow funds from the Group and effect their derivative hedging transactions there. All transactions are processed under market conditions.

Because of the spatial proximity, a large number of sublease contracts have been concluded between the Lufthansa Group and related parties; in these cases, the Lufthansa Group re-debits rental costs and incidental expenses to the respective companies on a pro rata basis.

The volume of material services rendered to or obtained from related parties may be gathered from the following table:

Company	Volume of the services rendered		Volume of the services utilised	
	2002 €m	2001 €m	**2002** €m	2001 €m
AFC Aviation Fuel Company mbH	6.7	0.0*	190.1	258.9
Air Dolomiti S.p.A. Linee Aeree Regionali Europee	13.2	11.4	0.0*	83.7
Albatros Versicherungsdienste GmbH	5.9	1.3	25.4	23.2
Amadeus Global Travel Distribution S. A.	143.6	91.1	150.5	166.2
Autobahn Tank & Rast Holding GmbH	8.1	6.7	0.4	0.0*
British Midland plc	79.4	66.2	68.8	87.2
Cargo Future Communications (CFC) GmbH	0.0*	0.2	6.0	4.9
Condor/Cargo Technik GmbH	88.1	41.7	30.7	30.2
Condor Flugdienst GmbH	154.6	174.6	1.8	2.2
Delvag Luftfahrtversicherungs-AG	25.3	17.6	18.0	15.6
Eurowings Luftverkehrs AG	126.0	74.1	4.9	255.7
Global Tele Sales Ltd.	0.3	0.4	5.8	7.4
Global Tele Sales of North America LLC	11.1	9.1	22.7	25.4
HEICO Aerospace Holdings Corp.	0.0*	0.0*	7.8	3.1
LRS Lufthansa Revenue Services GmbH	9.4	15.6	57.8	55.9
Lufthansa Airmotive Ireland (Leasing) Ltd.	1.4	0.0*	6.6	4.5
Lufthansa AirPlus Servicekarten GmbH	5.9	14.6	66.5	53.7
Lufthansa Cargo Charter Agency GmbH	11.3	0.8	4.4	0.2
Lufthansa Catering Logistik GmbH	4.9	4.5	43.8	44.0
Lufthansa Druck und Distribution GmbH	2.3	2.3	8.4	13.2
Lufthansa //eCommerce GmbH	0.4	0.8	13.0	14.5
Lufthansa Engineering and Operational Services GmbH	2.8	1.7	22.1	24.3
Lufthansa Flight Training GmbH	27.7	23.7	77.3	68.8
Lufthansa Gebäudemanagement GmbH	29.9	3.7	31.0	34.3
Lufthansa Global Tele Sales GmbH	0.4	0.6	6.2	4.3
Lufthansa Shannon Turbine Technologies Limited	2.9	1.1	12.9	16.5
Lufthansa SkyShop GmbH	5.3	–	1.4	–
Lufthansa Technik Budapest Kft	0.6	0.1	12.9	0.0*
Lufthansa Technik Logistik of America LLC	4.0	2.1	12.1	9.5
Lufthansa Technical Training GmbH	6.6	1.8	24.5	21.2
LZ-Catering GmbH	8.0	6.5	7.6	7.1
Miles & More International Ltd.	17.9	30.0	0.2	0.8
Thomas Cook AG	13.9	12.6	0.0*	0.0*
Traventec Ltd.	0.0*	0.0*	5.4	4.9

*below €0.1m

There are no individual shareholders of Lufthansa AG with significant influence on the Group. As regards relationships with Executive Board and Supervisory Board members, cf. note 42.

42 Supervisory Board and Executive Board

Supervisory Board and Executive Board members are listed on page 168/169.

Remuneration expenses for the Executive Board in the parent company include fixed salaries in the amount of €2.0m for financial year 2002 (prior year: €1.8m) as well as bonuses in the amount of €1.7m. As from financial year 2002, bonuses are subject to the Group's result from operating activities. In addition to the aforesaid, Executive Board members participated in the option programme for senior executives described in note 31 for the first time in 2002. Within the scope of this programme, three members of the Executive Board acquired 15,306 Lufthansa shares through the equity market at the closing price of €9.80 net of the usual programme-related discount of €30k. Provisions in the amount of €2k were set up per 31 December 2002 for claims under the options. Furthermore, option premiums from the 1999 programme for senior executives in the amount of €35k were paid in financial year 2002, whereas option premiums from the 1998 programme for senior executives in the amount of €45k were paid to one Executive Board member in financial year 2001.

In financial year 2002, the members of the Executive Board received additional bonuses in the amount of €0.6m for 2001. Further bonuses in the amount of €0.2m for the year 2000 were additionally paid in financial year 2001.

For discharging their duties in subsidiary companies, the respective members of the Executive Board received a fixed remuneration in the amount of €13k (prior year: €9k).

The residual amount of a loan in the amount of €12k extended to an Executive Board member in prior years at an interest rate of 4 per cent was completely redeemed in the year 2002.

Remuneration expense for the Supervisory Board includes bonuses in the amount of €497k as well as fixed salaries of €241k (prior year: €240k). Bonuses depend mainly on the dividend paid. Fixed remuneration includes benefits from concessionary travel in accordance with the applicable IATA regulations.

There are pension obligations vis-à-vis former members of the Executive Board and their surviving dependants in the amount of €34.0m (prior year: €32.9m). In financial year 2002, current remuneration amounted to €2.7m, whereas in financial year 2001, it was €2.6m for 2001 and €2k for 2000, including remuneration from subsidiaries.

43 Compliance statement under section 161 German Stock Corporation Act (AktG)

The statement of compliance required by section 161 German Stock Corporation Act (AktG) with regard to the German Corporate Governance Codex has been made by the Executive Board and the Supervisory Board and provided to the shareholders.

Cologne, 28 February 2003

Deutsche Lufthansa Aktiengesellschaft

The Executive Board

Independent Auditors' Report

We have audited the consolidated financial statements of Deutsche Lufthansa Aktiengesellschaft and its subsidiaries for the financial year from 1 January to 31 December 2002, comprising the balance sheet, income statement, statement of changes in equity, cash flow statement and the notes to the financial statements. The preparation and contents of the consolidated financial statements in accordance with the International Accounting Standards (IAS) are the responsibility of the Company's Executive Board. Our responsibility is to assess on the basis of our audit whether the consolidated financial statements comply with the IAS.

We have conducted our group audit in accordance with German auditing standards, the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) and the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit in such a way as to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. Performing an audit includes examining, on a test basis, the evidence supporting the amounts and disclosures in the consolidated financial statements. It also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion based on the results of our audit, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group and its cash flows in the financial year.

Our audit which, in accordance with German auditing standards, also covered the group management report prepared by the Company's Executive Board for the financial year from 1 January to 31 December 2002, has not led to any reservations. In our opinion, the management report provides a fair understanding of the Group's position and suitably presents the risks of its future development. We also confirm that the consolidated financial statements and the group management report for the financial year from 1 January to 31 December 2002 meet the requirements for the Company to be exempted from the obligation to prepare consolidated financial statements and a group management report under German law.

Düsseldorf, 4 March 2003

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Pape	Dr. Husemann
Wirtschaftsprüfer	Wirtschaftsprüfer

Supervisory Board and Executive Board

Supervisory Board

Dr. Wolfgang Röller
Honorary Chairman of the Supervisory Board,
Dresdner Bank AG,
Honorary Chairman

Members with voting rights

Dr. Klaus G. Schlede
Former Deputy Chairman of the
Executive Board, Deutsche Lufthansa AG,
Chairman

Frank Bsirske
Chairman of ver.di (amalgamated service
employees union), Employee representative,
Deputy Chairman

Dr. Rolf-E. Breuer
Chairman of the Supervisory Board,
Deutsche Bank AG

Dr. Gerhard Cromme
Chairman of the Supervisory Board,
ThyssenKrupp AG

Herbert Flickenschild
Purser, Employee representative

Peter Geisinger
Captain, Employee representative

Ulrich Hartmann
Chairman of the Executive Board, E.ON AG

Roland Issen
Former head of German Union of Salaried
Employees (DAG),
Employee representative

Dr. Otto Graf Lambsdorff
Lawyer, Honorary President of Deutsche
Schutzvereinigung für Wertpapierbesitz e. V.

Eckhard Lieb
Engine mechanic, Employee representative

Franz-Eduard Macht
Administrative staff member,
Employee representative

Franz Ludwig Neubauer
Former Chairman of the Executive Board,
Bayerische Landesbank Girozentrale

Ilona Ritter
Union Secretary ver.di,
Employee representative

Willi Rörig
Administrative staff member,
Employee representative

Jan G. Stenberg
Former President and Chairman of the
Executive Board, SAS

Dr. Alfons Titzrath
Former Chairman of the Supervisory Board,
Dresdner Bank AG

Patricia Windaus
Flight attendant, Employee representative

Dr. Hans-Dietrich Winkhaus
Member of the Proprietors' Committee
Henkel KGaA

Dr. Michael Wollstadt
Administrative staff member,
Employee representative

Dr. Klaus Zumwinkel
Chairman of the Executive Board,
Deutsche Post AG

Executive Board

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber
Chairman of the Executive Board and
Chief Executive Officer

Wolfgang Mayrhuber
Deputy Chairman of the Executive Board
(from April 1, 2002)
Chief Executive Officer Passenger Airlines

Dr. Karl-Ludwig Kley
Member of the Executive Board
Chief Financial Officer

Stefan Lauer
Member of the Executive Board
Chief Executive Human Resources

Other mandates of the Supervisory Board members Deutsche Lufthansa AG

Dr. Wolfgang Röller
a) HeidelbergCement AG
(Chairman of the Supervisory Board)

Dr. Klaus G. Schlede
a) Thomas Cook AG
Deutsche Postbank AG
Gerling-Konzern Globale Rückversicherungs-AG

Dr. Rolf-E. Breuer
a) Bertelsmann AG
Deutsche Bank AG
(Chairman of the Supervisory Board)
Deutsche Börse AG
(Chairman of the Supervisory Board)
E.ON AG
b) Compagnie de Saint-Gobain S.A.
(Board of Directors)
Kreditanstalt für Wiederaufbau
(Board of Directors)
Landwirtschaftliche Rentenbank
(Board of Directors)

Frank Bsirske
a) RWE AG
(Deputy Chairman of the Supervisory Board)
DAWAG – Deutsche Angestellten-Wohnungsbau AG

Dr. Gerhard Cromme
a) Allianz AG
Axel Springer Verlag AG
E.ON AG
Ruhrgas AG
Siemens AG
ThyssenKrupp AG
(Chairman of the Supervisory Board)
Volkswagen AG
b) Suez S.A., Paris (Board of Directors)

Ulrich Hartmann
a) Hochtief AG
IKB Deutsche Industriebank AG
(Chairman of the Supervisory Board)
Münchener Rückversicherungs-Gesellschaft AG
(Chairman of the Supervisory Board)
E.ON Energie AG[1]
(Chairman of the Supervisory Board)
RAG Aktiengesellschaft
(Chairman of the Supervisory Board)
Ruhrgas AG[1]
(Chairman of the Supervisory Board)
b) ARCELOR, Luxembourg (Board of Directors)
Henkel KGaA (Proprietors' Committee)
Powergen Limited, London[1]
(Chairman Board of Directors)

Roland Issen
a) DAWAG – Deutsche Angestellten-Wohnungsbau AG
b) Vermögensverwaltung der DAG GmbH
(Member of Assembly of Proprietors)

Dr. Otto Graf Lambsdorff
a) D.A.S. Deutscher Automobil Schutz
Allgemeine Rechtsschutz-Versicherungs-AG
IVECO Magirus AG
(Chairman of the Supervisory Board)
NSM AG
(Chairman of the Supervisory Board)
HSBC Trinkaus & Burckhardt KGaA
Victoria Lebensversicherung AG
Victoria Versicherung AG
b) IVECO N.V., Amsterdam (Board of Directors)

Franz Ludwig Neubauer
a) Deutsche Kreditbank AG (Honorary member)
Gabriel Sedlmayr Spaten-Franziskaner-Bräu KGaA
(Deputy Chairman of the Supervisory Board)
HVB Real Estate Bank AG
Thüga AG

Ilona Ritter
b) Lufthansa CityLine GmbH[2]

Willi Rörig
a) Lufthansa Cargo AG[2]
(Deputy Chairman of the Supervisory Board)

Jan G. Stenberg
b) B2 Bredband AB, Sweden (Chairman of the Board)
Cygate AB, Sweden (Chairman of the Board)
Nera ASA, Norway
Service Factory AB, Sweden
(Chairman of the Board)
Stepstone ASA, Norway (Chairman of the Board)

Dr. Alfons Titzrath
a) Celanese AG
RWE AG

Dr. Hans-Dietrich Winkhaus
a) BMW AG
Degussa AG
Deutsche Telekom AG
ERGO-Versicherungsgruppe AG
Schwarz-Pharma AG
(Chairman of the Supervisory Board)
b) Henkel KGaA (Proprietors' Committee)

Dr. Klaus Zumwinkel
a) Allianz Versicherungs-AG
Deutsche Postbank AG[3]
(Chairman of the Supervisory Board)
Deutsche Telekom AG
(Chairman of the Supervisory Board)
Tchibo Holding AG
b) Danzas Holding AG[3]
(Chairman of the Board of Directors)
Deutsche Post Ventures GmbH[3]
(Investment Committee)
DHL Worldwide Express B.V., Amsterdam[3]
(Board of Directors)
C.V. International Post Corp. U.A.
(Deputy Chairman of the Supervisory Board)

Mandates of the Executive Board members Deutsche Lufthansa AG

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber
a) Allianz Lebensversicherungs-AG
KarstadtQuelle AG
LSG Lufthansa Service Holding AG[2]
(Chairman of the Supervisory Board)
Lufthansa Cargo AG[2]
Lufthansa Technik AG[2]
(Chairman of the Supervisory Board)
Thomas Cook AG
(Chairman of the Supervisory Board)
b) Loyalty Partner GmbH[2]
(Chairman of the Supervisory Board)

Wolfgang Mayrhuber
a) Eurowings Luftverkehrs AG
Lufthansa CityLine GmbH[2]
(Chairman of the Supervisory Board)
Münchener Rückversicherungs-Gesellschaft AG
RWE Systems AG
b) AMECO Corp., Beijing
(Deputy Chairman of the Board of Directors)
HEICO Corp., Florida
(Board of Directors)

Dr. Karl-Ludwig Kley
a) Delvag Luftfahrtversicherungs-AG[2]
(Chairman of the Supervisory Board)
Gerling Firmen- und Privat-Service AG
LSG Lufthansa Service Holding AG[2]
Lufthansa AirPlus Servicekarten GmbH[2]
(Chairman of the Supervisory Board)
Lufthansa Cargo AG[2]
Lufthansa Systems Group GmbH[2]
(Chairman of the Supervisory Board)
Lufthansa Technik AG[2]
Thomas Cook AG
Vattenfall Europe AG
b) Air Dolomiti S. p. A. Linee Aeree Regionali Europee
(Deputy Chairman of the Board of Directors)
Amadeus Global Travel Distribution S. A., Madrid
(Chairman of the Board of Directors)
KG Allgemeine Leasing GmbH & Co.
(Board of Directors)
Landesbank Hessen-Thüringen (Board of Directors)

Stefan Lauer
a) Lufthansa Cargo AG[2]
(Chairman of the Supervisory Board)
Lufthansa Systems Group GmbH[2]
Lufthansa Technik AG[2]
b) Lufthansa Flight Training GmbH[2]
(Chairman of the Supervisory Board)
MVP Versuchs- und Planungsgesellschaft für
Magnetbahnsysteme mbH

a) Membership of supervisory boards required by law
b) Membership of comparable supervisory bodies at companies in Germany and abroad
[1] Company in which E.ON AG has a controlling interest
[2] Company in which Deutsche Lufthansa AG has a controlling interest
[3] Company in which Deutsche Post AG has a controlling interest

Major Subsidiaries

Significant Subsidiaries 2002

Name, corporate domicile	Capital share	Voting right percentage	Equity* in €m	Net profit/loss after taxes* in €m
AIRO Catering Services Eesti OÜ, Tallinn, Estland	54 %	100 %	1.4	0.4
AIRO Catering Services Sweden AB, Stockholm, Sweden	54 %	54 %	6.2	1.2
BizJet International Sales & Support, Inc., Tulsa, Oklahoma, USA	100 %	100 %	46.5	- 2.2
Capital Gain International (1986) Ltd., Hong Kong	100 %	100 %	1.3	0.1
Consolidated Catering Services (China) Ltd., Hong Kong	100 %	100 %	1.2	0.0
eLSG.SkyChefs, Inc., Irving, Texas, USA	100 %	100 %	- 40.1	- 30.5
Feenagh Investments (Proprietary) Ltd., Johannesburg, South Africa	80 %	80 %	2.1	1.5
Globe Services Sweden AB, Stockholm, Sweden	100 %	100 %	0.4	0.0
GOAL Verwaltungsgesellschaft mbH & Co. Projekt Nr. 5 KG, Grünwald	100 %	100 %	- 15.3	- 4.4
Hamburger Gesellschaft für Flughafenanlagen mbH, Hamburg	100 %	100 %	192.8	60.6
Hawker Pacific Aerospace Inc., Sun Valley, California, USA	100 %	100 %	45.2	- 2.4
Hawker Pacific Aerospace Ltd., Hayes, Great Britain	100 %	100 %	6.7	- 7.2
Lido GmbH Lufthansa Aeronautical Services, Frankfurt/M.	100 %	100 %	3.8	- 4.3
LLG Nord GmbH & Co. Bravo KG, Norderfriedrichskoog	100 %	67 %	51.7	0.5
LSG-Airport Gastronomiegesellschaft mbH, Frankfurt/M.	100 %	100 %	2.4	0.7
LSG Catering China Ltd., Hong Kong	100 %	100 %	1.3	0.6
LSG Catering Guam, Inc., Guam, USA	100 %	100 %	10.2	11.2
LSG Catering Hong Kong Ltd., Hong Kong	100 %	100 %	50.5	5.8
LSG Catering Saipan, Inc., Saipan, Micronesia	100 %	100 %	- 0.2	0.0
LSG Catering Thailand Ltd., Bangkok, Thailand	100 %	100 %	6.3	0.3
LSG-Food & Nonfood Handel GmbH, Frankfurt/M.	100 %	100 %	1.1	- 0.2
LSG Holding Asia Ltd., Hong Kong	100 %	100 %	- 0.3	0.0
LSG-Hygiene Institute GmbH, Neu-Isenburg	100 %	100 %	- 0.2	- 0.1
LSG Lufthansa Service Asia Ltd., Hong Kong	100 %	100 %	39.5	0.7
LSG Lufthansa Service Cape Town (Pty) Ltd., Cape Town, South Africa	80 %	80 %	1.0	0.3
LSG Lufthansa Service Catering- und Dienstleistungsgesellschaft mbH, Neu-Isenburg	100 %	100 %	0.0	0.4
LSG Lufthansa Service Enterprises Ltd., Hong Kong	100 %	100 %	0.0	0.0
LSG Lufthansa Service Europa/Afrika GmbH, Kriftel	100 %	100 %	1.2	11.3
LSG Lufthansa Service Guam, Inc., Guam, USA	100 %	100 %	15.4	2.6
LSG Lufthansa Service Holding AG, Kriftel	100 %	100 %	440.1	- 27.2
LSG Lufthansa Service Saipan, Inc., Saipan, Micronesia	100 %	100 %	11.6	1.5
LSG Lufthansa Service Switzerland AG, Zurich, Switzerland	100 %	100 %	- 2.8	- 0.3
LSG Lufthansa Service Training Denmark A/S, Copenhagen, Denmark	100 %	100 %	0.0	0.0
LSG Lufthansa Service Training Norway AS, Oslo, Norway	100 %	100 %	0.0	0.0
LSG Lufthansa Service Training Sweden AB, Malmö, Sweden	100 %	100 %	- 0.8	0.0
LSG Lufthansa Service USA, L.L.C., Wilmington, Delaware, USA	100 %	100 %	4.1	- 4.0

**Equity and net profit/loss according to IAS*

...Significant Subsidiaries 2002

Name, corporate domicile	Capital share	Voting right per-centage	Equity* in €m	Net profit/loss after taxes* in €m
LSG Sky Chefs Belgium N.V., Zaventem, Belgium	100%	100%	0.6	0.6
LSG Sky Chefs Danmark A/S, Kastrup, Denmark	100%	100%	-38.5	24.4
LSG Sky Chefs Deutschland GmbH, Frankfurt/M.	100%	100%	-13.0	-7.1
LSG Sky Chefs Europe Holding Ltd., London, Great Britain	100%	100%	68.6	-0.2
LSG Sky Chefs France S.A., Bobigny, France	100%	100%	-19.3	-12.2
LSG Sky Chefs/GCC Ltd., Feltham, Great Britain	50%	51%	8.8	2.3
LSG Sky Chefs International, L.L.C., Wilmington, Delaware, USA	100%	100%	-43.4	-28.9
LSG Sky Chefs LLC, Dover, Delaware, USA	100%	100%	-10.8**	-80.1**
LSG Sky Chefs Norge AS, Oslo, Norway	100%	100%	-11.9	11.8
LSG Sky Chefs S.p.A., Milan, Italy	100%	100%	2.3	-2.4
LSG Sky Chefs Sverige AB, Stockholm, Sweden	100%	100%	-15.6	19.6
LSG Sky Chefs US Acquisition, L.L.C., Wilmington, Delaware, USA	100%	100%	1,608,3	0.0
LSG Sky Chefs US Holding 2, Inc., Wilmington, Delaware, USA	100%	100%	1,197.2	-15.8
LSG Sky Chefs US Holding, L.L.C., Wilmington, Delaware, USA	100%	100%	1,215.0	0.0
LSG-Sky Food GmbH, Alzey	100%	100%	-1.0	1.3
Lufthansa A.E.R.O. GmbH, Alzey	100%	100%	16.7	4.0
Lufthansa Airmotive Ireland Holdings Ltd., Dublin, Ireland	100%	100%	39.1	16.9
Lufthansa Airmotive Ireland Ltd., Dublin, Ireland	100%	100%	47.7	4.8
Lufthansa Cargo AG, Kelsterbach	100%	100%	348.4	535.2
Lufthansa CityLine GmbH, Cologne	100%	100%	132.6	51.0
Lufthansa Commercial Holding GmbH, Cologne	100%	100%	179.3	532.8
Lufthansa International Finance (Netherlands) N. V., Amsterdam, Netherlands	100%	100%	0.0	0.0
Lufthansa Leasing GmbH & Co. Echo-Zulu oHG, Grünwald	100%	67%	0.0	0.0
Lufthansa Leasing GmbH & Co. Fox-Alfa oHG, Grünwald	100%	67%	3.7	2.6
Lufthansa Leasing GmbH & Co. Fox-Bravo oHG, Grünwald	100%	67%	3.7	2.6
Lufthansa Leasing GmbH & Co. Fox-Charlie oHG, Grünwald	100%	67%	3.7	2.6
Lufthansa Leasing GmbH & Co. Fox-Delta oHG, Grünwald	100%	67%	5.9	7.0
Lufthansa Leasing GmbH & Co. Fox-Echo oHG, Grünwald	100%	67%	6.0	7.2
Lufthansa Leasing GmbH & Co. Fox-Golf oHG, Grünwald	100%	67%	1.5	1.8
Lufthansa Leasing GmbH & Co. Fox-Hotel oHG, Grünwald	100%	67%	1.5	1.8
Lufthansa Leasing GmbH & Co. Fox-Quebec oHG, Grünwald	100%	67%	1.6	2.0
Lufthansa Leasing GmbH & Co. Fox-Romeo oHG, Grünwald	100%	67%	1.0	2.3
Lufthansa Leasing GmbH & Co. Fox-Sierra oHG, Grünwald	100%	67%	1.0	2.3
Lufthansa Leasing GmbH & Co. Fox-Tango oHG, Grünwald	100%	67%	1.0	2.3
Lufthansa Leasing GmbH & Co. Fox-Uniform oHG, Grünwald	100%	67%	1.0	2.3
Lufthansa Leasing GmbH & Co. Fox-Victor oHG, Grünwald	100%	67%	1.0	2.3
Lufthansa Leasing GmbH & Co. Fox-Whiskey oHG, Grünwald	100%	67%	0.4	0.7
Lufthansa Leasing GmbH & Co. Fox-Yankee oHG, Grünwald	100%	67%	0.0	0.0
Lufthansa Leasing GmbH & Co. Golf-India oHG, Grünwald	100%	67%	-0.6	-0.8
Lufthansa Leasing GmbH & Co. Golf-Lima oHG, Grünwald	100%	67%	0.1	0.1
Lufthansa Leasing GmbH & Co. Golf-Mike oHG, Grünwald	100%	67%	0.0	-0.1

** Equity and net profit/loss according to IAS*
***the LSG Sky Chefs LLC group already includes 75 consolidated companies (equity and profit/loss of the consolidated group)*

...Significant Subsidiaries 2002

Name, corporate domicile	Capital share	Voting right per-centage	Equity* in €m	Net profit/loss after taxes* in €m
Lufthansa Process Management GmbH, Neu-Isenburg	100%	100%	-0.2	0.4
Lufthansa Systems Airline Services GmbH, Kelsterbach	100%	100%	1.6	2.1
Lufthansa Systems AS GmbH, Norderstedt	100%	100%	0.3	3.1
Lufthansa Systems Berlin GmbH, Berlin	100%	100%	1.3	1.6
Lufthansa Systems Business Solutions GmbH, Raunheim	100%	100%	-0.8	-1.0
Lufthansa Systems Group GmbH, Kelsterbach	100%	100%	19.2	29.0
Lufthansa Systems Infratec GmbH, Kelsterbach	100%	100%	7.1	26.5
Lufthansa Systems North America Inc., East Meadow, USA	100%	100%	-1.7	-1.7
Lufthansa Systems Passenger Services GmbH, Kelsterbach	100%	100%	1.4	6.3
Lufthansa Technik AG, Hamburg	100%	100%	347.3	26.8
Lufthansa Technik Immobilien- und Verwaltungs-gesellschaft mbH, Hamburg	100%	100%	0.0	-3.2
Lufthansa Technik Logistik GmbH, Hamburg	100%	100%	-1.9	1.4
Lufthansa Technik North America Holding Corp., Wilmington, Delaware, USA	100%	100%	58.1	-10.1
Lufthansa Technik Philippines, Inc., Manila, Philippines	51%	51%	36.8	2.7
Margian AB, Sundbyberg, Sweden	100%	100%	0.0	0.0
Orderich Company Ltd., Hong Kong	100%	100%	0.2	0.0
Riga Catering Service SIA, Riga, Latvia	32%	58%	0.9	0.8
Sky Chefs Barcelona S.A., Barcelona, Spain	100%	100%	7.5	2.5
Sky Chefs Madrid S.A., Madrid, Spain	100%	100%	0.5	0.3
Sky Chefs UK Ltd., London, Great Britain	100%	100%	16.5	-0.6
START AMADEUS GmbH, Bad Homburg v.d.H.	66%	66%	35.9	3.0
Top Flight Catering AB, Sigtuna, Sweden	100%	100%	2.0	-0.6
Top Flight Catering Göteborg AB, Sigtuna, Sweden	100%	100%	0.1	-0.1
Top Flight Catering Malmö AB, Sigtuna, Sweden	100%	100%	0.1	0.1
Top Flight Catering Stockholm AB, Sigtuna, Sweden	100%	100%	0.3	0.0
Top Flight Taxfree AB, Sigtuna, Sweden	100%	100%	0.4	0.5

Equity and net profit/loss according to IAS

...Significant Subsidiaries 2002

Name, corporate domicile of the companies in the LSG Sky Chefs LLC group	Capital share	Voting right percentage
Agesar Limitada, Chile	100 %	100 %**
Arlington Services de Mexico, S.A. de C.V., Mexico	100 %	100 %**
Arlington Services Holding Corp., Delaware, USA	100 %	100 %**
Arlington Services Panama S.A., Panama	100 %	100 %**
Arlington Services, Inc., Delaware, USA	100 %	100 %**
Bahia Catering Ltda., Brazil	95 %	95 %**
Bethesda Services, Inc., Delaware, USA	100 %	100 %**
Cafes Finas Recife Ltda., Brazil	95 %	95 %**
Caterair Airport Properties, Inc., Delaware, USA	100 %	100 %**
Caterair Australia Pty Limited, Australia	100 %	100 %**
Caterair Consulting Services Corp., Delaware, USA	100 %	100 %**
Caterair Holdings Corporation, Delaware, USA	27 %	100 %**
Caterair In-Flight Services of V.I., Inc., Virgin Islands, USA	100 %	100 %**
Caterair International Corporation, Delaware, USA	100 %	100 %**
Caterair International Japan Limited, Japan	100 %	100 %**
Caterair International Transition Corp., Delaware, USA	100 %	100 %**
Caterair International, Inc. (II), Delaware, USA	100 %	100 %**
Caterair Lebanon SAL, Lebanon	100 %	100 %**
Caterair New Zealand Limited, Delaware, USA	100 %	100 %**
Caterair Portugal Assentencia A Bordo, Ltda., Portugal	100 %	100 %**
Caterair Services de Bordo e Hotelania S.A., Brazil	100 %	100 %**
Caterair St. Thomas Holding Corp., Delaware, USA	100 %	100 %**
Caterair Taiwan In-Flight Services Limited, Taiwan	100 %	100 %**
Catersuprimento de Refeicoes, Ltda., Brazil	100 %	100 %**
Cocina del Aire de Provincia, S.A. de C.V., Mexico	100 %	100 %**
Comercializadora de Services Limitada, Chile	100 %	100 %**
Comisariato de Baja California, S.S. de C.V., Mexico	100 %	100 %**
Comisariatos Gorte, S.A. de C.V., Mexico	100 %	100 %**
Commissaria Santos Dummont Ltda., Brazil	100 %	100 %**
I & K Distributors Inc., Ohio, USA	100 %	100 %**
Inversiones Turisticas Aeropuerto Panama, S.A., Panama	100 %	100 %**
JFK Caterers, Inc., Delaware, USA	100 %	100 %**
LSG Sky Chefs de Venezuela C.A., Venezuela	80 %	80 %**
LSG Sky Chefs LLC, Dover, Delaware, USA	100 %	100 %**
LSG/Sky Chefs do Brasil Catering - Refeicoes Ltda., Brazil	100 %	100 %**
Marriott Export Services, C.A., Venezuela	80 %	100 %**
Marriott International Trade Services, C.A., Venezuela	80 %	100 %**
Mrs Crockett's Kitchens, Inc., Texas, USA	100 %	100 %**

***Included in the LSG Sky Chefs LLC group's accounts*

...Significant Subsidiaries 2002

Name, corporate domicile of the companies in the LSG Sky Chefs LLC group	Capital share	Voting right percentage
Ogden Aviation Food Services (ALC) Inc., Delaware, USA	100%	100%**
Ogden Aviation Food Services, Inc., Delaware, USA	100%	100%**
Onex Ohio Acceptance Corp., Delaware, USA	100%	100%**
Onex Ohio Capital Corp. II, Delaware, USA	100%	100%**
Onex Ohio Capital Corp., Delaware, USA	100%	100%**
Onex Ohio Credit Corp. II, Delaware, USA	100%	100%**
Onex Ohio Credit Corp., Delaware, USA	100%	100%**
Onex Ohio Equity Corp. II, Delaware, USA	100%	100%**
Onex Ohio Equity Corp., Delaware, USA	100%	100%**
Onex Ohio Finance Corp. II, Delaware, USA	100%	100%**
Onex Ohio Finance Corp., Delaware, USA	100%	100%**
Onex Ohio Fiscal Corp. II, Delaware, USA	100%	100%**
Onex Ohio Fiscal Corp., Delaware, USA	100%	100%**
Onex Ohio Funds Corp. II, Delaware, USA	100%	100%**
Onex Ohio Funds Corp., Delaware, USA	100%	100%**
Orval Kent de Linares, S.A. de C.V., Mexico	100%	100%**
Orval Kent Food Company of Linares, Inc., Delaware, USA	100%	100%**
Orval Kent Food Company of Rio Bravo, Inc., Delaware, USA	100%	100%**
Orval Kent Food Company, Inc., Delaware, USA	100%	100%**
Orval Kent Food Company, S.A. de C.V., Mexico	100%	100%**
Orval Kent Holding Co., Delaware, USA	100%	100%**
Ozark Salad Co., Delaware, USA	100%	100%**
Pennant Foods Holding Company, Delaware, USA	100%	100%**
Pennant Foods, Inc., Delaware, USA	100%	100%**
SC International Services Ireland Limited, Ireland	100%	100%**
SC International Services, Inc., Delaware, USA	100%	100%**
SCIS Air Security Corporation, Wilmington, Delaware, USA	100%	100%**
SCIS Food Services Inc., Delaware, USA	100%	100%**
ServCater International Ltda., Brazil	90%	90%**
Sky Chefs Argentine, Inc., Delaware, USA	100%	100%**
Sky Chefs Canada Company, Canada	100%	100%**
Sky Chefs Chile S.A., Chile	100%	100%**
Sky Chefs De Mexico, S.A. de C.V., Mexico	100%	100%**
Sky Chefs de Panama, S.A., Panama	100%	100%**
Sky Chefs International Corporation, Delaware, USA	100%	100%**
Sky Chefs, Inc., Delaware, USA	100%	100%**
Western Aire Chef, Inc., Delaware, USA	100%	100%**

***Included in the LSG Sky Chefs LLC group's accounts*

Significant Joint Ventures*

Name, corporate domicile	Capital share	Voting right percentage
Aircraft Maintenance and Engineering Corp., Beijing, China	40.00 %	50.00 %
Air Dolomiti S.p.A. Linee Aeree Regionali Europee, Ronchi dei Legionari, Italy	20.69 %	20.69 %
Amadeus Global Travel Distribution S.A., Madrid, Spain	18.28 %	27.92 %
Autobahn Tank & Rast Holding GmbH, Bonn	31.04 %	31.04 %
Global Logistics System Europe Company for Cargo Information Services GmbH, Frankfurt/M.	46.85 %	42.86 %
OPODO LIMITED, London, Great Britain	22.86 %	22.86 %
Shanghai Pudong International Airport Cargo Terminal Co. Ltd., Shanghai, China	29.00 %	22.22 %
Shannon Aerospace Ltd., Shannon, Ireland	50.00 %	50.00 %
Thomas Cook AG, Oberursel	50.00 %	50.00 %

Significant Associated Companies*

Name, corporate domicile	Capital share	Voting right percentage
Aerococina S.A. de C.V., Mexico	49.00 %	49.00 %
Aeromar Ltd., Moscow, Russia	49.00 %	49.00 %
Airest Restaurant- und Hotelbetriebsgesellschaft mbH, Vienna, Austria	30.00 %	30.00 %
Airport Restaurants Ltd., Barbados	49.00 %	49.00 %
Antigua Catering Services Ltd., Antigua	49.00 %	49.00 %
Barbados Flight Kitchen Ltd., Barbados	49.00 %	49.00 %
BELAC LLC, Wilmington, Delaware, USA	20.00 %	20.00 %
British Midland plc, Donington Hall, Great Britain	30.00 %	30.00 %
Caterair Airport Services Pty Limited, Sydney, Australia	49.00 %	49.00 %
Catering Por, Portugal	49.00 %	49.00 %
China Air Catering Ltd., Hong Kong	50.00 %	50.00 %
CLS Catering Services Ltd., Vancouver, Canada	40.00 %	40.00 %
Cocina de Vuelos S.A. de C.V., El Salvador	49.00 %	49.00 %
DHL International Ltd., Bermuda, USA**	25.03 %	25.03 %
Eurowings Luftverkehrs AG, Nuremberg	24.90 %	24.90 %
GlobeGround GmbH, Frankfurt/M.***	49.00 %	49.00 %
Gulf International Caterers, W.L.L., Bahrain	49.00 %	49.00 %
HEICO Aerospace Holdings Corp., Hollywood, Florida, USA	20.00 %	20.00 %
Hong Kong Beijing Air Catering Ltd., Hong Kong	45.00 %	45.00 %
Hong Kong Shanghai Air Catering Ltd., Hong Kong	45.00 %	45.00 %
Inflight Holding (Cayman) Ltd., Cayman Islands	49.00 %	49.00 %
Jamestown Investments Ltd., Hong Kong	37.50 %	37.50 %
LSG Lufthansa Service Hong Kong Ltd., Hong Kong	38.12 %	38.12 %
Nanjing Lukou International Airport LSG Catering Co Ltd., Nanjing, China	40.00 %	40.00 %
Sancak Havacilik Hizmetleri A.S., Istanbul, Turkey	50.00 %	50.00 %
Siam Flight Services Ltd., Bangkok, Thailand	49.00 %	49.00 %
St. Lucia Catering Services Ltd., St. Lucia	49.00 %	49.00 %
St. Thomas Catering Corp., Delaware, USA	33.00 %	33.00 %
Versair In-Flight Services Ltd., Jamaica	24.00 %	24.00 %
Xi'an Aircraft Catering Co. Ltd., Xi'an, Shaanxi, China	30.00 %	30.00 %

* *Included at equity*
** *accounted for at equity until 20 November 2002, sold as of 20 November*
*** *accounted for at equity until 1 July 2002, sold as of 1 July*

Ten-year Statistics

			2002	2001
Consolidated income statement[1]				
Revenue[2]		€m	**16,971.4**	16,690.0
Result				
Operating result[3]		€m	**717.6**	28.3
Profit/loss from operating activities		€m	**1,592.1**	-315.6
Profit/loss from ordinary activities[4]		€m	**952.4**	-744.7
Profit/loss before taxes	[10]	€m	**952.4**	-744.7
Taxes		€m	**230.5**	-140.2
Net profit/loss for the period[5]	[10]	€m	**716.8**	-633.2
Main cost items				
Staff costs		€m	**4,660.1**	4,480.6
Fees and charges		€m	**2,239.3**	2,310.8
Fuel for aircraft		€m	**1,347.2**	1,621.0
Depreciation and amortisation		€m	**1,243.3**	1,714.1
Net interest		€m	**-415.1**	-397.9
Consolidated balance sheet[1]				
Asset structure				
Non-current assets		€m	**12,102.8**	13,244.0
Current and other assets		€m	**7,034.1**	4,961.9
of which liquid assets		€m	**3,637.8**	1,182.2
Capital structure				
Shareholders' equity[6]	[10]	€m	**4,125.2**	3,498.1
of which issued capital		€m	**976.9**	976.9
of which reserves	[10]	€m	**2,431.5**	3,154.4
of which profit/loss for the period		€m	**716.8**	-633.2
Minority interest		€m	**46.8**	30.1
Dept[7]		€m	**14,964.9**	14,677.7
of which retirement benefit obligations		€m	**4,019.5**	3,700.5
of which liabilities[8]		€m	**4,713.4**	4,445.7
Total assets		€m	**19,136.9**	18,205.9
Other financial data Lufthansa Group[1]				
Capital expenditure		€m	**879.7**	2,978.6
of which on tangible and intangible assets		€m	**645.9**	2,549.1
of which on financial assets		€m	**233.8**	429.5
Cash flow[9]		€m	**2,311.6**	1,735.7
Indebtedness				
gross		€m	**4,771.2**	4,994.6
net		€m	**1,133.4**	3,812.4
Deutsche Lufthansa AG				
Net profit/loss for the year		€m	**1,111.0**	-797.2
Accumulated losses		€m	**-797.2**	–
Transfers to/withdrawals from reserves		€m	**-84.8**	–
Dividends proposed/paid		€m	**229.0**	–
Dividends per share proposed/paid[11]		€	**0.60**	–

2000	1999*	1998*	1997*	1996*	1995*	1994*	1993*
15,200.4	12,794.7	11,736.6	11,048.9	10,666.9	10,174.9	9,630.5	9,065.6
1,041.6	723.4	1,059.5	840.7	–	–	–	–
1,482.0	1,012.3	1,454.6	1,089.6	344.8	428.1	305.0	166.7
1,215.3	1,002.9	1,269.1	894.1	350.7	386.7	375.3	38.1
1,215.3	1,002.9	1,269.1	894.1	350.7	836.1	175.7	-4.2
529.3	363.3	537.1	341.7	65.3	81.3	21.3	42.6
689.0	630.4	731.5	550.5	285.4	754.8	154.4	-46.8
3,624.9	3,232.2	2,867.2	2,823.1	2,943.1	2,761.0	2,687.0	2,770.5
2,250.3	2,095.3	1,930.1	1,843.9	1,995.1	1,868.2	1,684.8	1,568.3
1,498.6	908.0	864.0	948.0	911.9	747.0	755.0	839.7
1,022.4	933.4	865.9	861.5	710.3	696.4	673.9	647.1
-256.2	-219.3	-195.7	-280.0	-44.6	-63.0	-156.4	-207.0
11,082.0	9,671.6	8,712.6	7,947.7	6,396.0	6,368.0	6,573.9	6,152.2
3,729.4	3,215.5	3,579.0	3,712.0	3,161.1	3,049.6	2,699.7	2,749.4
969.8	777.7	1,666.7	1,858.5	958.1	1,097.9	720.9	485.1
4,113.5	3,691.5	3,303.8	2,690.5	2,737.0	2,527.3	2,090.8	1,490.1
976.9	976.9	975.5	975.5	975.5	975.5	975.5	780.2
2,447.6	2,084.2	1,596.8	1,164.5	1,656.8	1,444.5	797.7	360.8
689.0	630.4	731.5	550.5	97.6	97.6	88.2	-56.7
51.3	41.5	9.9	2.9	7.1	9.7	4.7	8.0
10,645.6	9,154.1	8,977.9	8,966.4	6,820.0	6,890.3	7,182.8	7,411.5
3,354.3	2,993.0	2,760.4	2,577.7	1,875.1	1,688.8	1,585.8	719.9
2,408.4	2,299.8	2,374.9	2,988.2	–	–	–	–
14,810.4	12,887.1	12,291.6	11,659.7	9,557.1	9,417.6	9,273.6	8,901.6
2,446.5	1,937.5	1,897.9	1,208.6	1,016.0	698.1	1,066.6	890.2
1,769.2	1,337.6	1,669.4	1,036.2	830.5	594.4	903.1	754.4
677.3	599.9	228.5	172.4	185.4	103.7	163.4	135.8
2,140.2	808.9	1,860.0	1,996.9	1,247.7	1,268.9	1,293.8	987.0
2,444.3	2,319.8	2,403.8	3,043.0	1,690.0	2,108.2	2,515.9	3,477.3
1,474.5	1,542.1	737.1	1,184.5	731.9	1,010.3	1,835.7	2,992.2
445.1	402.4	401.1	441.2	97.6	97.6	144.9	-56.7
–	–	–	–	–	–	-56.7	-190.6
-216.1	-187.7	-186.5	-265.6	0.0	0.0	0.0	190.6
229.0	214.7	214.6	175.6	97.6	97.6	88.2	–
0.60	0.56	0.56	0.46	0.26	0.26	0.20[12]	–

		2002	2001
Operational ratios Lufthansa Group[1]			
Profit/loss-revenue ratio (loss/profit from ordinary activities[4]/revenue[2])	per cent	**5.6**	-4.5
Return on total capital (profit/loss from ordinary activities[4] plus interest on debt/total assets)	per cent	**7.9**	-1.4
Return on equity (net profit/loss for the period[5]/shareholders' equity[6])	[10] per cent	**17.4**	-18.1
Return on equity (loss/profit from ordinary activities[4]/shareholders' equity[6])	[10] per cent	**23.1**	-21.3
Equity ratio (shareholders' equity[6]/total assets)	[10] per cent	**21.6**	19.2
Gearing (net indebtedness/shareholders' equity[6])	[10] per cent	**27.5**	109.0
Net indebtedness total assets ratio	per cent	**5.9**	20.9
Internal financing ratio (cash flow[9]/capital expenditure)	per cent	**262.8**	58.3
Net indebtedness - cash flow[9] ratio	per cent	**49.0**	219.6
Revenue efficiency (cash flow[9]/revenue[2])	per cent	**13.6**	10.4
Net working capital (current assets less short-term debt)	€bn	**-0.4**	-1.5
Personnel ratios			
Annualised average employee total		**94,135**	87,975
Revenue[2]/employee	€	**180,288**	189,713
Staff costs/revenue[2]	per cent	**27.5**	26.8
Output data Lufthansa Group[14]			
Total available tonne-kilometres	millions	**22,755.6**	23,941.3
Total revenue tonne-kilometres	millions	**16,080.8**	16,186.9
Overall load factor	per cent	**70.7**	67.6
Available seat-kilometres	millions	**119,876.9**	126,400.4
Revenue passenger-kilometres	millions	**88,570.0**	90,388.5
Passenger load factor	per cent	**73.9**	71.5
Passengers carried	millions	**43.9**	45.7
Revenue passenger tonne-kilometres	millions	**8,922.8**	9,105.4
Freight/mail	t	**1,624,983**	1,655,870
Freight/mail tonne-kilometres	millions	**7,158.0**	7,081.5
Number of flights[16]		**517,922**	540,674
Flight kilometres	millions	**668.1**	687.9
Aircraft utilisation (block hours)		**1,112,062**	1,157,982
Aircraft in service		**344**	345

** Figures are converted from DM into euros*
[1] As from the 1997 financial year the financial statements are prepared according to the International Accounting Standards (IAS). Previous years' figures are therefore not comparable
[2] The figure for 1998 has been adjusted for the changed allocation of commission payments
[3] Before 1997 operating results were not revealed
[4] Up to 1995 before net changes in special items with an equity portion
[5] Up to 1996 before withdrawal from/transfer to retained earnings and before minority interest
[6] Up to 1995 including the equity portion of special items and up to 1996 including minority interest
[7] Up to 1995 including the debt portion of special items
[8] Prior to 1997 liabilities were not shown separately as a sub-item of overall debt
[9] Calculated as net cash from operating activities as per cash flow statement, up to 1996 financial cash flow

2000	1999*	1998*	1997*	1996*	1995*	1994*	1993*
8.0	7.8	10.8	8.1	3.3	3.8	3.9	0.4
10.7	10.3	13.0	10.9	4.9	5.7	6.3	3.4
16.7	17.1	22.1	20.5	10.4	12.1[13]	7.4	-3.1
29.5	27.2	38.4	33.2	12.8	15.3	17.9	2.6
27.8	28.7	26.9	23.1	28.6	26.8	22.5	16.7
35.8	41.8	22.3	44.0	26.7	40.0	87.8	200.8
10.0	12.0	6.0	10.2	7.7	10.8	19.8	33.6
87.5	41.8	98.0	165.2	122.8	181.8	121.3	110.9
68.9	190.6	39.6	59.3	58.7	79.6	141.9	303.1
14.1	6.3	15.8	18.1	11.7	12.5	13.4	10.9
-1.0	-1.1	-0.2	0.2	1.7	1.2	1.3	1.3
69,523	66,207	54,867	55,520	57,999	57,586	58,044	60,514
218,638	193,253	213,910	199,008	183,916	176,691	165,918	149,809
23.8	25.3	24.4	25.6	27.6	27.1	27.9	30.6
23,562.8	21,838.8	20,133.6	19,324.6	20,697.5	19,983.2	18,209.8	17,123.4
16,918.0	15,529.1	14,170.4	13,620.9	14,532.8	14,063.1	12,890.0	11,768.4
71.8	71.1	70.4	70.5	70.2	70.4	70.8	68.7
123,800.8	116,383.3	102,354.4	98,750.0	116,183.1	112,147.2	103,876.9	98,295.3
92,160.4	84,443.1	74,668.4	70,581.4	81,716.3	79,085.3	72,750.9	67,017.5
74.4	72.6	73.0	71.5	70.3	70.5	70.0	68.2
47.0	43.8	40.5	37.2	41.4	40.7	37.7	35.6
9,251.9	8,458.3	7,474.1	7,071.1	8,084.8	7,828.4	7,202.4	6,636.6
1,801,817	1,745,306	1,702,733	1,703,657	1,684,729	1,576,210	1,435,636	1,263,698
7,666.1	7,070.7	6,696.3	6,548.0	6,448.0	6,234.7	5,687.6	5,131.8
550,998	655,589	618,615	596,456	595,120	580,108	536,687	501,139
678.0	668.7	636.4	614.6	720.5	659.0	620.9	561.1
1,154,442	1,092,893	1,010,897	963,675	1,000,723	1,070,238	992,452[15]	973,504
331	306	302	286	314	314	308	301

[10] As from the 1995 financial year, the special items with an equity portion set up in individual company financial statements for tax purposes are not included in the consolidated financial statements according to the HGB. The special items brought forward from the 1994 financial year were released in 1995 as extraordinary income amounting to €449m. This additional income was allocated to retained earnings. As a result of this reclassification, earnings before taxes, the net profit for the year, retained earnings and equity (including the equity portion of special items) are all shown with correspondingly higher totals

[11] In 1996 the face value of the shares was diluted to €2.56; previous years' figures were adjusted

[12] €0.58 on preference shares

[13] Net profit less extraordinary result

[14] As from the 1997 financial year, Condor is no longer included

[15] Method of calculation changed

[16] From 2000 number of flights includes only "real flights" The discontinuation of ground transports particularly by Lufthansa Cargo has led to marked divergences compared to previous years

Glossary

Air transport terminology

Block time: The time from the moment an aircraft leaves its parking position ("off-blocks time") to taxi to the runway for take-off until it comes to a complete standstill at its final parking position at the destination airport ("on blocks").

EMAS: EU Eco-Management and Audit Scheme. The standard to which companies are certificated by an independent body in recognition of their adherence to specified environmental goals.

Overall load factor/Passenger load factor: The percentage of available capacity utilised. The overall load factor denotes how much of its total capacities (both seating and cargo) an airline has sold. The passenger load factor indicates the percentage of seats sold in proportion to those available.

Seat kilometre/tonne-kilometre: Standard units of demand for air transport. A revenue seat/passenger-kilometre denotes one fare-paying passenger transported one kilometre. A revenue tonne-kilometre denotes one tonne of revenue passenger and/or cargo traffic transported one kilometre.

Yield: Return per unit of output. The yield shows the average revenue per revenue passenger/seat kilometre or revenue tonne kilometre. It can also show average revenue for traffic volumes – for example per passenger carried or per kilometre flown.

Financial terminology

Cash flow: A measure of a company's financial and earnings potential. It is calculated as the difference between the inflow and outflow of cash and cash equivalents during the financial year (see "Cash Flow Statement" page 115).

Cash Value Added (CVA): A measure of asset creation. It is derived from cash flow and determines the shareholder value of a business unit – or net earnings after deduction of capital costs (see "Value-based Management" page 22).

Corporate governance: The term "corporate governance" denotes the responsible management and supervision of a company. Corporate governance standards were established to make the management structures of internationally active companies more transparent for investors. All listed German companies which submit to the recommendations of the German Corporate Governance Code are legally obliged to issue a comply-or-explain statement each year.

D-Check: The D-Check is the most comprehensive overhaul in an aircraft's lifetime. The aircraft is taken apart and every individual component inspected in minute detail and, where necessary, renewed. By analogy, the D-Check project launched by the Lufthansa Group in June 2001 scrutinises corporate processes and structures in terms of quality, time and costs with a view to boosting efficiency and raising profitability. By 2004 the company aims to generate more than €1 billion in additional cash flow.

Deferred taxes: Tax charges and accruals allocated for payment in a later financial year. Deferred taxes reflect the temporary differences between assets and liabilities recognised for financial reporting purposes and such amounts recognised for income tax purposes.

Directors' Dealings: Transactions by members of a company's executive or supervisory boards or their family members involving "their" company's securities. Under German law, any such dealings must be disclosed if they exceed €25,000 within a period of 30 days.

EBIT: A financial indicator denoting earnings before interest and taxes.

EBITDA: A financial indicator denoting earnings before interest, tax, depreciation and amortisation on tangible and financial assets and on securities held as current assets as well as amortisation on goodwill from equity method investments.

Equity method: An accounting method to determine income derived from a company's investment in associated companies or joint ventures. Under the equity method, investment income equals a share of net income proportional to the size of the equity investment.

Equity ratio: A financial measure showing the share of equity or own capital and reserves as a proportion of total assets.

Gearing: A financial indicator expressing the ratio of net debt to equity capital.

Goodwill amortisation: A method of depreciating the amount paid for goodwill on the acquisition of a new business. Goodwill is an intangible asset reflecting a company's market position, brand, know-how and image. It is assessed by determining the difference between the present value of the company's assets/debts and the price paid to acquire the company. It is amortised using the straight-line method over its estimated useful life.

Group of consolidated companies: Those subsidiaries in the Group which are included in the Group's consolidated financial statements. Usually the consolidating entity owns the majority of the subsidiary's equity.

Internal financing ratio: A financial indicator showing the ratio of investments financed from cash flow.

Net indebtedness: A financial indicator showing long-term financial debt less liquid funds and current asset securities.

Operating result: A profit term denoting the profit from operating activities less book profits (and losses), write-back (or allocation of provisions), currency losses on valuation at the balance sheet date of long-term financial liabilities, and other periodic expenses and income. (See page 98 of the Annual Report.)

Profit-revenue ratio: Indicates the ratio of gross profit from ordinary activities to revenues.

Retained earnings: Allocation of retained profits to equity capital for the purpose of strengthening a company's financial base.

Return on equity: A financial term indicating the net profit on equity capital employed.

Traffic revenue: Earnings from flight operations. They include revenues from transporting passengers and cargo as well as related ancillary services.

VBL: (Abbreviation for Versorgungsanstalt des Bundes und der Länder). State insurance fund which entitles public service employees to receive a supplementary retirement pension. All employees who joined the group before 1995 were also entitled to benefits under the VBL scheme because Lufthansa was majority-owned by the German government. After privatisation Lufthansa withdrew from the VBL scheme and committed itself in a collective bargaining agreement to providing staff with pension benefits equivalent to those provided by the VBL fund. Employees who joined the Group after 1994 are entitled to a pension under Lufthansa's new corporate pension scheme. Both pension schemes are funded from provisions.

Working Capital: A financial calculation that is equal to a company's current assets minus its current liabilities.

Contact

Deutsche Lufthansa AG
Investor Relations

Ulrike Schlosser
Von-Gablenz-Str. 2–6, 50679 Cologne
Tel.: +49 221 826-24 44 or +49 69 696-9 43 56
Fax: +49 221 826-22 86 or +49 69 696-9 09 90
e-mail: CGNIRSEK@dlh.de

Ralph Link
Axel Pfeilsticker
Lufthansa Base, 60546 Frankfurt/Main
Tel.: +49 69 696-64 70 or -9 09 97
Fax: +49 69 696-9 09 90
e-mail: investor.relations@dlh.de

Annual and interim reports can be ordered via our Order Form on the Internet or from:
Deutsche Lufthansa AG, CGN IR
Von-Gablenz-Straße 2–6, 50679 Cologne
Tel.: +49 221 826-39 92 or -26 31
Fax: +49 221 826-36 46 or -22 86
e-mail: CGNIRAW@dlh.de

Latest financial information on the Internet:
www.lufthansa-financials.com

Editorial information

Published by
Deutsche Lufthansa AG, Von-Gablenz-Str. 2-6, 50679 Cologne
Entered in the Commercial Register of Cologne District Court under HRB 2168

Editorial staff: Ulrike Schlosser (Editor), Elisabeth Heidan,
Deutsche Lufthansa AG, Investor Relations

Translation: Peter Underwood, Frankfurt; Anthony Palgrave, Cologne;
Hellmut Walter, Yardley, Pa.; Vivien Smith, Cologne; Gisela Voss, Frankfurt

Photos: Frieder Blickle, Hamburg;
pages 10/11 and page 36 Lufthansa Photo Editing Department

Layout and production: Koch Mediendesign GmbH, Cologne;
Ulrich Voßnacke, Deutsche Lufthansa AG, Cologne;
Illustrations: Koch & Becker, Overath

Printed by: Broermann Offset Druck GmbH, Troisdorf

Printed in Germany
ISSN 1616-0231

This Annual Report is also available on CD-ROM, in both German and English.

The Lufthansa Annual Report 2002 is a translation of the original German Lufthansa Geschäftsbericht 2002.
Please note that only the German version is legally binding.

Financial Data
2003/04

2003

14 May	Release of Group Report January–March 2003
18 June	Annual General Meeting Cologne
19 June	Payment of dividend
13 August	Release of Group Report January–June 2003
12 November	Press Conference and Analysts' Conference on Group Report January–September 2003

2004

25 March	Press Conference and Analysts' Conference on 2003 result
12 May	Release of Group Report January–March 2004
16 June	Annual General Meeting Cologne
12 August	Release of Group Report January–June 2004
11 November	Press Conference and Analysts' Conference on Group Report January–September 2004

Business Segments

Executive Boards of Group Companies

Passenger Business

Lufthansa German Airlines

Wolfgang Mayrhuber	(President and CEO)
Thierry Antinori	(Sales)
Walter Gehl	(Human Resources and Information Management)
Thomas Sattelberger	(Product and Service)
Carl Sigel	(Operations)
Ralf Teckentrup	(Network and Marketing)

Logistics

Lufthansa Cargo AG

Jean-Peter Jansen	(Chairman, Logistics and Production)
Heinz-Ludger Heuberg	(Human Resources and Administration)
Dr. Andreas Otto	(Marketing and Sales)

Maintenance, Repair and Overhaul (MRO)

Lufthansa Technik AG

August-Wilhelm Henningsen	(Chairman)
Dr. Gerhard Gallus	(Product and Service)
Dr. Peter Jansen	(Finance)
Wolfgang Warburg	(Human Resources)

Catering

LSG Lufthansa Service Holding AG

Hanns R. Rech	(Chairman)
Hans Albrecht	(Human Resources)
Randall Boyd	(Marketing and Sales)
Ulrich Bröscher	(Operations)
Patrick Tolbert	(Finance)

Leisure Travel

Thomas Cook AG

Stefan Pichler	(Chairman and CEO)
Dr. Peter Fankhauser	(Product)
Norbert Kickum	(Finance)

IT Services

Lufthansa Systems Group GmbH

Dr. Peter Franke	(Chairman)
Dr. Gunter Küchle	(Marketing and Sales)

Organisational Chart

→→				
Executive Board	Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber Chairman and CEO Appointed until 18.6.2003	Wolfgang Mayrhuber Deputy Chairman Chief Executive Passenger Airlines Appointed until 31.12.2005	Dr. Karl-Ludwig Kley Chief Financial Officer Appointed until 31.8.2008	Stefan Lauer Chief Officer Human Resources Appointed until 30.4.2005
Related Group functions	Corporate Strategy and Organisation Corporate Communications International Relations and Government Affairs Legal Affairs Controlling and Cost Management Corporate Audit Corporate Fleet D-Check Project	Passenger Airlines Airline Alliances Investments in Airlines Group Infrastructure	Investor Relations Corporate Finance Accounting, Corporate Financial Statements Taxes Insurance Corporate Purchasing & Properties Management Subsidiaries Economic Cooperation	Corporate Labour Relations & Services Corporate Executives Corporate Per-sonnel Marketing Industrial Relations Lufthansa Group Lufthansa School of Business Corporate Security Information Management and New Media
Executive Board Committees			Subsidiaries Investments	Corporate Identity
Business Segments (Chairman)	MRO (Lufthansa Technik AG) Catering (LSG Lufthansa Service Holding AG) Leisure Travel (Thomas Cook AG)	Passenger Airlines	IT Services (Lufthansa Systems Group GmbH) Service and Financial Companies	Logistics (Lufthansa Cargo AG)

Status 4 March 2003

www.lufthansa.com

www.lufthansa-financials.com